   As filed with the Securities and Exchange Commission on July 19, 2000

                                                      Registration No. 333-32064
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                            AMENDMENT NO. 2 to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                ---------------

                                   iPCS, Inc.
             (Exact name of registrant as specified in its charter)
         Delaware                    4812                    36-4350876
 (State of Incorporation)     (Primary Standard           (I.R.S. Employer
                                  Industrial            Identification No.)
                             Classification Code
                                   Number)
                             121 West First Street
                                   Suite 200
                            Geneseo, Illinois 61254
                                 (309) 945-1650
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                Timothy M. Yager
                                   iPCS, Inc.
                             121 West First Street
                                   Suite 200
                            Geneseo, Illinois 61254
                                 (309) 945-1650
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:
             Paul W. Theiss                          Gary P. Cullen
             Robert J. Wild               Skadden, Arps, Slate, Meagher & Flom
          Mayer, Brown & Platt                         (Illinois)
        190 South LaSalle Street                 333 West Wacker Drive
      Chicago, Illinois 60603-3441              Chicago, Illinois 60606
             (312) 782-0600                          (312) 407-0700

                                ---------------


   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.


   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]


   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]



   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+We will amend and complete the information in this prospectus. Although we + +are permitted by US federal securities law to offer these securities using + +this prospectus, we may not sell them or accept your offer to buy them until + +the documentation filed with the SEC relating to these securities has been + +declared effective by the SEC. This prospectus is not an offer to sell these + +securities or our solicitation of your offer to buy these securities in any +
+jurisdiction where that would not be permitted or legal.                      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION -- July   , 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Prospectus

         , 2000

                                  [IPCS LOGO]

                     8,333,333 Shares of Common Stock

--------------------------------------------------------------------------------

     The Offering:           Proposed Symbol & Market:


     . We are offering       . IPCS/Nasdaq National Market
       8,333,333 shares
       of our common
       stock.

     . We have granted
       the underwriters
       an option to
       purchase up to
       1,250,000
       additional shares
       of our common
       stock to cover
       over-allotments.

     . This is our
       initial public
       offering. We
       anticipate the
       initial public
       offering price
       will be between
       $11.00 and $13.00
       per share.

     . Closing:      , 2000.

     --------------------------------------------

                              Per Share    Total
     -------------------------------------------
      Public offering price:  $         $
      Underwriting fees:
      Proceeds to iPCS:

     --------------------------------------------

     This investment involves risk. See "Risk Factors" beginning on page 5.
--------------------------------------------------------------------------------

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

Donaldson, Lufkin & Jenrette
                     Bear, Stearns & Co. Inc.
                                         The Robinson-Humphrey Company
                                                                  DLJdirect Inc.

                        INSIDE FRONT COVER PICTURES

                    --PICTURES OF TWO WIRELESS HANDSETS

       --MAP OF OUR NETWORK COVERAGE AREA AND INSET MAP OF UNITED STATES

                               TABLE OF CONTENTS

                                   Page
Prospectus Summary................   1
Risk Factors......................   5
Forward-Looking Statements........  20
Use of Proceeds...................  21
Dividend Policy...................  21
Capitalization....................  22
Dilution..........................  24
Selected Financial Data...........  26
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations........  28
Business..........................  38
The Sprint PCS Agreements.........  60
Description of Our Indebtedness...  68
Management........................  78

                                      Page
Principal Stockholders..............   87
Certain Relationships and Related
 Transactions.......................   88
Regulation of the Wireless
 Telecommunications Industry........   93
Description of Capital Stock........   97
Shares Eligible for Future Sale.....  104
Certain United States Federal Tax
 Considerations for Non-U.S. Holders
 of Our Common Stock................  106
Underwriting........................  109
Legal Matters.......................  112
Experts.............................  112
Available Information...............  112
Index to Financial Statements.......  F-1

                               ----------------

   We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any of the sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

                               PROSPECTUS SUMMARY

   This summary highlights more detailed information appearing in other sections of this prospectus. The other information is important, so please read this entire prospectus carefully.

   Unless otherwise indicated, the information in this prospectus assumes the underwriters' over-allotment option will not be exercised.

                                The Company

Overview

   We are a Sprint PCS affiliate with the exclusive right to market 100% digital personal communication services, or PCS, under the Sprint and Sprint PCS brand names to a total population of more than 7.0 million in 35 markets consisting of mid-sized cities and rural areas in Illinois, Michigan, Iowa and eastern Nebraska. We began providing service in December 1999 and, as of June 30, 2000, had launched service in ten markets covering approximately 1,776,000 residents and had over 14,000 customers. By the end of the third quarter of 2001, we plan to be providing coverage to approximately 67% of the total population of over 7.0 million in our territory, at which time our planned network build-out will be substantially complete.

   In January 1999, we entered into our long-term affiliation agreements with Sprint PCS for our initial territory of 15 markets with a total population of over 2.8 million in the states of Illinois and Iowa. We have completed all radio frequency design, network design, site acquisition and engineering for each of these 15 markets. By the end of September 2000, we plan to have launched service in all of our remaining initial markets, thereby substantially completing our network build-out in our initial territory. At such time, we will be providing coverage to approximately 2.1 million residents or approximately 75% of the total population in our initial territory. Following our successful initial launch, Sprint PCS selected us to be the exclusive Sprint PCS affiliate for 20 additional markets with a total population of over
4.2 million in the states of Michigan, Iowa and Nebraska. As part of this expansion, we have purchased from Sprint PCS network assets under construction in four markets in Michigan. In addition, we have been granted the option, but do not have the obligation, to add to our territory the Iowa City and Cedar Rapids, Iowa markets that Sprint PCS launched in February 1997 and to purchase from Sprint PCS related assets in those markets. Those markets have a total population of approximately 405,000 and had over 6,600 Sprint PCS subscribers as of December 31, 1999.

   We anticipate our territory will generate significant roaming revenues for us from Sprint PCS subscribers not based in our territory who use our network. Our territory is adjacent to several important markets owned and operated by Sprint PCS including Chicago, Detroit, Des Moines, Indianapolis, Omaha and St. Louis and contains more than 1,700 miles of heavily traveled interstates. Our territory also includes over 40 colleges and universities with a total enrollment of approximately 200,000 students.

   From our inception through March 31, 2000, we have not generated significant revenues and have generated significant net operating losses. We believe that the net proceeds of this offering, together with the net proceeds from our sale of senior discount notes, the net proceeds of our private placement of convertible preferred stock to an investor group led by affiliates of The Blackstone Group, and anticipated borrowings under our new senior secured credit facility (the availability of which is subject to certain conditions), will be adequate to fund our network buildout, anticipated operating losses, working capital requirements and other capital needs through 2003.

Competitive Strengths

   We receive substantial benefits from our long-term affiliation agreements with Sprint PCS, including:

  . the exclusive right to use Sprint PCS' licensed spectrum and to use the Sprint and Sprint PCS brand names in our territory;

  . access to Sprint PCS' 100% digital, 100% PCS national network, including
    Sprint PCS' Wireless Web service;

  . access to over 300 retail locations for the sale and distribution of Sprint PCS products and services in our territory under Sprint PCS' existing sales and distribution agreements; and

  . the ability to purchase proven back office services from Sprint PCS at rates reflecting Sprint PCS' economies of scale.


Business Strategy

   Our business strategy is focused on fully leveraging our strategic relationship with Sprint PCS and also includes:

  . executing an integrated local marketing strategy which includes establishing 19 Sprint PCS stores in our territory, advertising on local radio, TV, and print media and sponsoring important local and regional events;

  . continuing to rapidly construct our network using experienced strategic partners and third-generation compatible wireless technology; and

  . continuing to evaluate opportunities for transactions to strategically expand our territory and business combinations with other Sprint PCS affiliates.

Recent Developments

   The following transactions were consummated on July 12, 2000.

   We closed our offering of 300,000 units consisting of 14% senior discount notes due 2010 and warrants to purchase 2,982,699 shares of our common stock. The senior discount notes offering generated proceeds to us of approximately $152.3 million ($146.2 million after fees and expenses).

   We entered into a definitive agreement with an investor group led by Blackstone under which we issued 9,090,909 shares of our convertible preferred stock, for gross proceeds of $50.0 million. The agreement includes a commitment by the investor group to purchase, subject to certain conditions, an additional 14,000,000 shares for $70.0 million of our convertible preferred stock in the event that we do not complete an initial public offering with gross proceeds of at least $30.0 million prior to December 31, 2000. The completion of this offering will therefore eliminate our obligation to sell, and Blackstone's obligation to purchase, the additional 14,000,000 shares of convertible preferred stock. The completion of this offering at an initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, will automatically convert the 9,090,909 outstanding shares of preferred stock into an equal number of shares of common stock. The purchase price per share of the $50.0 million of our convertible preferred stock issued on July 12, 2000 was $5.50 per share and the purchase price of the additional 14,000,000 shares of our convertible preferred stock to be issued, if it occurs, will be $5.00 per share.

   We entered into a definitive credit agreement with Toronto Dominion (Texas), Inc. and GE Capital for a new senior secured credit facility with an aggregate commitment of $140.0 million. iPCS Wireless, Inc., our wholly owned operating subsidiary, is the borrower under this facility, and we have provided a senior subordinated guarantee. Under the terms of this senior secured credit facility, amounts will not be permitted to be borrowed under the facility until a specified amount of additional equity is invested in iPCS Wireless, Inc. and certain other conditions have been satisfied.

   We closed our purchase from Sprint PCS of network assets under construction in four markets in Michigan for approximately $12.7 million.

   We reorganized the business of Illinois PCS, LLC, an Illinois limited liability company, into a holding company structure of which iPCS, Inc., the legal entity that is selling its common stock in this offering, is the parent. In connection with the reorganization, the owners of Illinois PCS, LLC contributed their limited liability company membership interests to iPCS, Inc. and in exchange received 44,869,643 shares of common stock of iPCS, Inc. in the same percentages as their membership interests in Illinois PCS, LLC immediately prior to the reorganization. After the contribution of membership interests, Illinois PCS, LLC was merged with and into iPCS Wireless, Inc., with iPCS Wireless, Inc. succeeding to the business of Illinois PCS, LLC as a wholly owned subsidiary of iPCS, Inc.

                                ----------------

   We are a Delaware corporation. Our principal executive offices are located at 121 West First Street, Suite 200, Geneseo, Illinois 61254, and our telephone number is (309) 945-1650.

                                  The Offering

Common Stock Offered.........................  8,333,333 shares
Common Stock to be Outstanding after the
 Offering....................................  62,293,885 shares
Proposed Nasdaq National Market Symbol.......  "IPCS"
Risk Factors.................................  See "Risk Factors" beginning on page 5 for a discussion of the material factors that
                                               you should consider before purchasing
                                               shares of our common stock.
Dividend Policy..............................  We do not intend to pay cash dividends on our common stock in the foreseeable future.
                                               See "Dividend Policy" for more information.
Use of Proceeds..............................  We will use the proceeds from this sale of our common stock, together with proceeds
                                               from the issuance of our senior discount
                                               notes, the private placement of our
                                               convertible preferred stock and available
                                               borrowings under our senior secured
                                               financing, to fund the following:
                                               . capital expenditures, including the
                                                 build-out of our network;
                                               . operating losses and working capital
                                                 requirements; and
                                               . general corporate purposes.
                                               See "Use of Proceeds" for more detailed
                                               information.

   Unless otherwise indicated, the share information in this prospectus assumes the mandatory conversion of 9,090,909 shares of our convertible preferred stock into 9,090,909 shares of common stock at the closing of this offering and excludes:

  . up to 1,250,000 shares that may be issued to the underwriters to cover over-allotments. See "Underwriting."

  . 6,500,000 shares of our common stock reserved for issuance under our amended and restated 2000 Long Term Incentive Stock Plan, including 1,558,750 options which we have granted in July 2000. See "Management-- 2000 Long Term Incentive Stock Plan."

  . 1,151,938 shares of our common stock issuable to Sprint PCS upon the exercise of a warrant issued in July 2000 at an exercise price of $4.95 per share. See "Description of Capital Stock--Warrants."

  . 2,982,699 shares of our common stock issuable to holders of warrants issued in connection with our senior discount notes upon the exercise of warrants issued at an exercise price of $5.50 per share. See "Description of Capital Stock--Warrants."

                                  RISK FACTORS

   You should carefully consider the following risk factors in addition to the other information contained in this prospectus before purchasing the common stock we are offering.

Risks Particular to iPCS

 We may not achieve or sustain operating profitability or positive cash flow from operating activities which may reduce the market value of our common stock

   Our operating history is limited. We initiated commercial operations in our first two markets in December 1999. We expect to incur significant operating losses and to generate significant negative cash flow from operating activities while we develop and construct our network and build our customer base. As we build out our network and provide services to increasing numbers of customers, the achievement of break-even operating cash flow and our operating profitability will depend upon many factors, including, among others, our ability to market our services, achieve our projected market penetration and manage customer turnover rates. If we do not achieve and maintain operating profitability and positive cash flow from operating activities on a timely basis, we may not be able to meet our debt service requirements.

 If we fail to complete the build-out of our network, Sprint PCS may terminate the Sprint PCS agreements, and we would no longer be able to offer the Sprint PCS products and services which would severely restrict our ability to conduct our business

   Our long-term affiliation agreements with Sprint PCS, which we refer to as the Sprint PCS agreements, require us to build our network in accordance with Sprint PCS' technical and coverage requirements. The Sprint PCS agreements also require that we provide network coverage in our initial 15 markets to a specified percentage, ranging from 42% to 88%, of the population by specified dates. In our 20 expansion markets we are required to build out specified cities and traffic arteries by certain dates. A failure to meet our build-out requirements for any one of the individual markets in our territory, or to meet Sprint PCS' technical requirements, could constitute a breach of the Sprint PCS agreements and could lead to their termination. If the Sprint PCS agreements are terminated, we will no longer be able to offer Sprint PCS products and services.

 Buy-out provisions of the Sprint PCS agreements may diminish the valuation of our company in the event of the termination or non-renewal of the Sprint PCS agreements and the market value of our common stock

   Provisions of the Sprint PCS agreements could affect the valuation of our company, and could therefore, among other things, lead to a reduction in the market price of our securities and decrease our ability to raise additional capital. In the event the Sprint PCS agreements are terminated, then subject to the requirements of applicable law, Sprint PCS may purchase our operating assets or capital stock for 72% or, in the event of non-renewal, at least 80% of the entire business value which is generally the fair market value of our wireless business valued on a going concern basis as determined by an independent appraiser. To the extent that the appraiser considers the trading price of our common stock as a criteria of the fair market value, such trading price may itself already have been discounted by investors because of this buy-out provision and consequently this buy-out provision may operate to disproportionately reduce the value. In addition, Sprint PCS must approve any change of control of our company and consent to any assignment of the Sprint PCS agreements to another entity. Sprint PCS also has been granted a right of first refusal if we decide to sell our operating assets. We are also subject to a number of restrictions on the transfer of our business including a prohibition on selling our company or our operating assets to a number of identified and as yet to be identified competitors of Sprint PCS or Sprint. These and other restrictions in the Sprint PCS agreements may limit the saleability and/or reduce the value a buyer may be willing to pay for our company or our operating assets and may reduce the entire business value of our company. For further information on the buy-out provisions of the Sprint PCS agreements, see "The Sprint PCS Agreements--The Management Agreement."

 The termination of our strategic relationship with Sprint PCS or Sprint PCS' failure to perform its obligations under the Sprint PCS agreements would severely restrict our ability to conduct our business

   Because we do not own any licenses to operate a wireless PCS network, our ability to offer Sprint PCS products and services on the portion of the Sprint PCS network located within our territory, which we refer to as our network, is dependent on the Sprint PCS agreements remaining in effect and not being terminated. The Sprint PCS agreements can be terminated for breach of any number of material terms. We are also dependent on Sprint PCS' ability to perform its obligations under the Sprint PCS agreements. The termination of the Sprint PCS agreements or the failure of Sprint PCS to perform its obligations under the Sprint PCS agreements would severely restrict our ability to conduct our business.

 If Sprint PCS does not complete the construction of its PCS network, we may not be able to attract and retain customers, which would adversely affect our revenues

   Sprint PCS' network may not provide coverage to the same extent as its competitors, which could adversely affect our ability to attract and retain our customers. Sprint PCS is creating a PCS network through its own construction efforts and those of its affiliates. Today, neither Sprint nor any other PCS service provider offers PCS services in every area of the United States. Sprint PCS has entered into affiliation agreements similar to ours with companies in other territories pursuant to its nationwide PCS network build-out strategy. Our business and results of operations are dependent on the development and operation of the portions of the Sprint PCS national network located outside our territory, consisting of Sprint PCS' own network and the networks of its other affiliates. Sprint PCS and its affiliate program are subject, to varying degrees, to the economic, administrative, logistical, regulatory and other risks described in this prospectus. Sprint PCS' and its other affiliates' PCS operations may not be successful.

 We have a limited operating history and if we do not successfully manage our anticipated rapid growth, we may not be able to complete our network by our target date, if at all, which may result in the termination of the Sprint PCS agreements which would severely restrict our ability to conduct our business

   Our performance as a PCS provider will depend on our ability to successfully manage the network build-out process, attract and retain customers, implement operational and administrative systems, expand our base of employees and train and manage our employees, including engineering, marketing and sales personnel. As of June 30, 2000, we had launched Sprint PCS service in ten of our initial 15 markets covering approximately 1,776,000 residents. In other portions of our territory we have not yet completed our radio frequency design, network design and site acquisition and cell site engineering, nor have we commenced construction of portions of our network. We will require additional expenditures of significant funds for the continued development, construction, testing, deployment and operation of our network. These activities are expected to place significant demands on our managerial, operational and financial resources.

 The inability to use Sprint PCS' back office services and third-party vendors' back office systems could disrupt our business resulting in a loss of our customers and an increase in our operating expenses

   Our operations could be disrupted if Sprint PCS is unable to maintain and expand its internal support services to support the continued expansion of Sprint PCS' business. These services include, customer activation, billing and customer care. Additionally, Sprint PCS has relied on third-party vendors for a significant number of important functions and components of its internal support systems and may continue to rely on these vendors in the future. We depend on Sprint PCS' willingness to continue to offer such services to us and to provide these services at competitive rates. The Sprint PCS agreements provide that, upon nine months' prior written notice, Sprint PCS may elect to terminate any such service. If Sprint PCS terminates a service for which we have not developed a cost-effective alternative, our operating costs may increase beyond our expectations and impact our results of operations.

 We depend on other telecommunications companies for certain services, which if delayed could delay our planned network build-out, our planned addition of customers and our planned increase in revenues

   We depend on other telecommunications companies to provide facilities and transport to interconnect portions of our network and to connect our network with the landline telephone system. U.S. West Communications, Ameritech and GTE are our primary suppliers of facilities and transport. Without these services, we could not offer Sprint PCS services to our customers in certain areas.

   From time to time we have experienced delays in obtaining facilities and transport from these companies and we may continue to experience delays in the future. If this happens, our build-out plans could be affected and our business may suffer.

 Sprint PCS may make business decisions that would not be in our best interests which may adversely affect our relationships with our customers, increase our expenses and/or decrease our revenues

   Sprint PCS, under the Sprint PCS agreements, has a substantial amount of control over the conduct of our business. Accordingly, Sprint PCS may make decisions that adversely affect our business, such as the following:

  . Sprint PCS could price its national plans based on its own objectives and could set price levels that may not be economically sufficient for our business;

  . Sprint PCS could decide not to renew the Sprint PCS agreements or to no longer perform its obligations, which would severely restrict our ability to conduct our business;

  . Sprint PCS could change the per-minute rate for Sprint PCS roaming fees and raise the costs for Sprint PCS to perform back office services;

  . Sprint PCS may withhold its consent and prohibit us from selling non-
    Sprint PCS approved equipment;

  . Subject to limitations under the Sprint PCS agreements, Sprint PCS may alter its network and technical requirements or request that we build out additional areas within our territory, which could result in increased equipment and build-out costs or in Sprint PCS terminating the Sprint PCS agreements; and

  . Sprint or Sprint PCS could make decisions which could adversely affect the Sprint and Sprint PCS brand names, products or services.

 We have substantial debt which we may not be able to service and which could adversely affect our financial health and result in our lenders controlling our assets

   As of March 31, 2000, our outstanding long-term debt under our prior vendor financing facility with Nortel Networks Inc. was approximately $29.1 million. We have entered into a credit agreement with Toronto Dominion (Texas), Inc. and GE Capital to provide a new senior secured credit facility with an aggregate commitment of $140.0 million. Under our current business plan, we expect to incur substantial additional indebtedness before achieving break-even operating cash flow, including $140.0 million of borrowings under the senior secured credit facility in addition to the $300.0 million of principal amount at maturity of our senior discount notes.

   Incurring substantial debt will have a number of important consequences for our operations and our investors, including the following:

  . we will have to dedicate a substantial portion of any cash flow from operations to the payment of interest on, and principal of, our debt, which will reduce funds available for other purposes;

  . we may not have sufficient funds to pay interest on, and principal of, our debt;

  . we may not be able to obtain additional financing for any unanticipated capital requirements, capital expenditures, working capital requirements or other corporate purposes;

  . due to the liens on substantially all of our assets and the pledges of equity ownership of any existing subsidiary and any future subsidiaries that secure our senior debt, lenders may control our assets or our subsidiaries' assets upon a default; and

  . some of our debt, including borrowings under our senior secured facility, will be at variable rates of interest, which could result in higher interest expense in the event of increases in market interest rates.

   Our ability to make payments on our debt depends upon our future operating performance which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flow from our operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. The senior secured facility and the indenture governing the senior discount notes may limit our ability to take some of these actions. Under our current business plan, we expect to incur substantial debt before achieving break-even cash flow.

   Sprint PCS has contractual rights that would be triggered by an acceleration of the maturity of our borrowings under the senior secured facility, pursuant to which Sprint PCS may purchase our obligations under the senior secured facility and obtain the rights of a senior lender. To the extent Sprint PCS purchases these obligations, Sprint PCS' rights as a senior lender would enable it to exercise rights with respect to our assets and its continuing relationship with us in a manner not otherwise permitted under the Sprint PCS agreements.

 If we do not meet all of the conditions required under the senior secured facility, we may not be able to draw down any or all of the funds under such facility and, as a result, we may not be able to complete the build-out of our network which may result in the termination of the Sprint PCS agreements

   Our senior secured credit facility provides for aggregate borrowings of $140.0 million. Borrowings under the senior secured credit facility are subject to our meeting all of the borrowing conditions specified in the financing documents. No borrowing under the senior secured credit facility will be available unless we have contributed as equity to our wholly owned subsidiary, iPCS Wireless, Inc., the net proceeds from a $70.0 million equity offering.

   The credit agreement for the senior secured credit facility provides that funding at each funding date will be subject to certain conditions, including the following:

  . the absence of any default or event of default;

  . the continuing accuracy of all other representations and warranties; and

  . no material adverse change.

If these conditions are not satisfied at each funding date, our senior secured lenders are not required to lend any or all of the remaining amounts, and if other sources of funds are not available, we may not have sufficient funds to complete the build-out of our network. If we do not have sufficient funds to complete our network build-out, we may be in breach of the Sprint PCS agreements and in default under our senior secured financing.

 Our new indebtedness will place restrictions on us which may limit our operating flexibility and which will limit our ability to pay principal, interest and liquidated damages on the senior discount notes

   The indenture governing the senior discount notes and the senior secured credit agreement impose material operating and financial restrictions on us. These restrictions, subject to ordinary course of business exceptions, may limit our ability to engage in some transactions, including the following:

  . designated types of mergers or consolidations;

  . paying dividends or other distributions to our stockholders;

  . making investments;

  . selling assets;

  . repurchasing our common stock;

  . changing lines of business;

  . borrowing additional money; and

  . transactions with affiliates.

   These restrictions could limit our ability to obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding debt, consummate acquisitions for cash or debt or react to changes in our operating environment.

   An event of default under the senior secured credit facility may prohibit us and our wholly owned subsidiaries which are our guarantors from paying the senior discount notes or the guarantees of the senior discount notes as well as liquidated damages with respect to our failure to file or cause or maintain the effectiveness of certain registration statements with respect to the senior discount notes and the warrants.


 We may need more capital than we currently project to build out our network and a delay or failure to obtain additional capital could adversely affect our revenues or result in the termination of the Sprint PCS agreements

   The build-out of our network will require substantial capital. Additional funds would be required in the event of:

  . significant departures from the current business plan, including any Sprint PCS approved expansion of our territory, whether through acquisitions or the grant of additional licensed territories;

  . unforeseen delays;

  . cost overruns;

  . unanticipated expenses;

  . regulatory changes;

  . engineering design changes and required technological upgrades; and

  . other technological risks.

   Due to our leveraged capital structure, additional financing may not be available or, if available, may not be obtained on a timely basis and on terms acceptable to us or within limitations permitted under our senior secured facility or the covenants with respect to the notes. Failure to obtain additional financing, should the need for it develop, could result in the delay or abandonment of our build-out and expansion plans. If we do not have sufficient funds to complete our build-out, we may be in breach of the Sprint PCS agreements.

 We may not receive as much Sprint PCS roaming revenue as we anticipate, our non-Sprint PCS roaming revenue is likely to be low, adversely affecting our revenues, and we may have higher payments to Sprint PCS for usage by our customers of the Sprint PCS network than we anticipate

   We are paid a fee from Sprint PCS or a Sprint PCS affiliate for every minute a Sprint PCS subscriber based outside of our territory uses our network. Similarly, we pay a fee to Sprint PCS or a Sprint PCS affiliate for every minute that a Sprint PCS subscriber based in our territory, which we refer to as our customer, uses the Sprint PCS network outside our territory. Sprint PCS roaming occurs whenever a Sprint PCS subscriber uses a portion of the Sprint PCS network outside of the subscribers' assigned calling area. Our customers may use the Sprint PCS network outside our territory more frequently than we anticipate and Sprint PCS subscribers from outside our territory may use our network less frequently than we anticipate. Sprint PCS could also change the current fee for each Sprint PCS roaming minute billed. As a result, we may receive less Sprint PCS roaming revenue attributable to the use of our network by Sprint PCS subscribers who are not our customers than we anticipate or we may have to pay more Sprint PCS roaming fees attributable to our customers' usage of portions of the Sprint PCS network other than our network than we anticipate.

   A portion of our revenue may be derived from payments by other wireless service providers for use by their subscribers of our network, which we refer to as non-Sprint PCS roaming. However, the technology used in the Sprint PCS network is not compatible with the technology used by certain other systems, which diminishes the ability of other wireless service providers' subscribers to use our network, and Sprint PCS has entered into few agreements that enable customers of other wireless carriers to roam onto the Sprint PCS network. As a result, the non-Sprint PCS roaming revenue that we will receive is likely to be low relative to other wireless service providers. For more information on roaming revenue, see "Business--Roaming Revenue." For further information on the Sprint PCS network technology, see "Business--CDMA Technology."

 We may have difficulty in obtaining infrastructure equipment and handsets which are in short supply which could result in delays in our network build-out, disruption of service or loss of customers

   If we are not able to acquire the equipment required to build out our network in a timely manner, we may be unable to provide wireless communications services or to meet the requirements of the Sprint PCS agreements. The demand for the equipment that we require to construct our network is considerable, and manufacturers of this equipment could have substantial order backlogs. Accordingly, the lead time for the delivery of this equipment may be longer than anticipated. In addition, the demand for specific types of handsets is strong and the manufacturers of those handsets may have to distribute their limited supply of products among their numerous customers. Some of our competitors purchase large quantities of equipment and handsets and may have established relationships with the manufacturers. Consequently, they may receive priority in the delivery of equipment and handsets. If we cannot obtain equipment or handsets in a timely manner, we could suffer delays in the build-out of our network, disruptions in service and a reduction in customers.

 Sprint PCS' vendor discounts may be discontinued, which would increase our equipment costs and require more capital than we project to build out our network

   We intend to purchase our infrastructure equipment under Sprint PCS' vendor agreements that include significant volume discounts. If Sprint PCS were unable to continue to obtain vendor discounts for its affiliates, the loss of vendor discounts would increase our equipment costs.

 The failure of our vendors, consultants or contractors to perform their obligations may delay the build-out of our network which may lead to a breach of the Sprint PCS agreements

   The failure by any of our vendors, consultants or contractors to fulfill their contractual obligations to us could materially delay the build-out of our network. In connection with the amended and restated credit agreement with Nortel, we have committed to purchase an additional $32.8 million of equipment from Nortel and have retained other consultants and contractors, and expect to retain additional consultants and contractors, to assist in the design and engineering of our systems, to construct cell sites, switch facilities and towers, to lease cell sites from and to deploy our network systems, and we will continue to be significantly dependent upon them in order to fulfill our build-out obligations.

 We may not be able to compete with larger, more established wireless providers who have the resources to competitively price their products and services which could impair our ability to attract customers

   Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. We compete in each of our markets with two cellular providers, both of which have their infrastructure in place and have been operational for a number of years. They have significantly greater financial and technical resources than we do and could offer more attractive pricing options. We expect that existing cellular providers will upgrade their systems and provide expanded, digital services to compete with the Sprint PCS products and services that we offer. These cellular providers generally require their customers to enter into long-term contracts, which may make it more difficult for us to attract customers away from them. Sprint PCS generally does not require its subscribers to enter into long-term contracts, which may make it easier for other wireless providers to attract Sprint PCS subscribers away from Sprint PCS. We will also compete with one or more PCS providers, other wireless providers and other communications companies in certain of our markets. While Sprint PCS has licenses covering 30 MHz of spectrum throughout most of our territory, it has licenses covering only 10 MHz or 20 MHz in parts of Illinois. Some of our competitors will have access to more licensed spectrum in parts of Illinois where we offer service and therefore provide greater network call volume capacity than our network when network usage begins to reach or exceed the capacity of our licensed spectrum. The inability to accommodate increases in call volume capacity results in more dropped or disconnected calls. In addition, any competitive difficulties that Sprint PCS may experience could also harm our competitive position and success. For further information on the Sprint PCS licensed spectrum in our markets, see "Business--Markets."

 Our services may not be broadly used and accepted by consumers which could have an adverse effect on our results of operations

   PCS systems have a limited operating history. The extent of potential demand for PCS in our markets cannot be estimated with any degree of certainty. If we are unable to establish and successfully market PCS, we may not be able to attract and retain customers in sufficient numbers to operate our business successfully.

 There is no uniform signal transmission technology and the technology used on our network may become obsolete thereby substantially increasing our equipment expenditures to replace it

   The wireless telecommunications industry is experiencing significant technological change and evolving industry standards. We employ a digital wireless communications technology selected by Sprint PCS for its network. This selected technology, code division multiple access, known as CDMA, is relatively new. CDMA may not provide the advantages expected by Sprint PCS. In addition to CDMA, there are two other principal signal transmission technologies: time division multiple access, or TDMA, and global system for mobile communications, or GSM. None of the signal transmission technologies are compatible with each other. If one of these technologies, or another technology, becomes the preferred industry standard, we would be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology which, in turn, may require us to make changes in our network equipment at substantially increased costs. We may not be able to respond to such pressures and implement new technology on a timely basis, or at an acceptable cost.

 Our projected build-out plan does not cover all of our territory, which could make it difficult to maintain a profitable customer base

   Our projected build-out plan does not cover all areas of our territory. Upon completion of our projected build-out plan, we expect to cover 67% of the residents in our territory. As a result, our build-out plan may not adequately serve the needs of the potential customers in our territory or attract enough customers to operate our business successfully. Accordingly, we may have to cover a greater percentage of our territory than we anticipate, which we may not have the financial resources to complete or may be unable to do profitably.

 Parts of our territory have limited licensed spectrum, and this may affect the quality of our service or, in the event of termination of the Sprint PCS agreements, restrict our ability to purchase spectrum licenses from Sprint PCS in those areas, which would place us at a competitive disadvantage

   While Sprint PCS has licenses covering 30 MHz of spectrum throughout most of our territory, it has licenses covering only 10 MHz or 20 MHz in parts of Illinois. In the future, as the number of our customers in those areas increases, this limited licensed spectrum may not be able to accommodate increases in call volume and may lead to more dropped calls than in other parts of our territory. If Sprint PCS were to terminate the Sprint PCS agreements, Sprint PCS would have no obligation to sell us spectrum licenses in areas where Sprint PCS owns less than 20 MHz of spectrum. Accordingly, it is likely that we would be unable to operate our business in certain portions of Illinois.

 If Sprint PCS subscribers are not able to roam efficiently onto other wireless networks, prospective subscribers could be deterred from subscribing to Sprint PCS services and thereby reduce our anticipated revenues and customers

   The Sprint PCS network, of which we form a part, operates at a different frequency and uses a different signal transmission technology than analog cellular and other digital systems. To access another provider's analog cellular, TDMA or GSM digital systems when outside the territory served by the Sprint PCS network, a Sprint PCS subscriber is required to utilize a dual-band/dual-mode handset compatible with that provider's system. Generally, because dual-band/dual-mode handsets incorporate two radios rather than one, they are more expensive and may be larger and heavier than single-band/single-mode handsets. The Sprint PCS network does not allow for call hand-off between the Sprint PCS network and another wireless network, thus requiring a subscriber to end a call in progress on the Sprint PCS network and initiate a new call when outside the territory served by the Sprint PCS network. In addition, the quality of the service provided by a network provider during a roaming call may not be the same as the quality of the service provided by the Sprint PCS network. The price of a roaming call may not be competitive with prices of other wireless companies for roaming calls, and Sprint PCS subscribers may not be able to use Sprint PCS' advanced features, such as voicemail notification, while roaming.

 Non-renewal or revocation by the Federal Communications Commission of the Sprint PCS licenses would significantly harm our business because we would no longer be able to provide service

   We do not own any licenses to operate a wireless network. We are dependent on Sprint PCS' licenses, which are subject to renewal and revocation. Sprint PCS' licenses in our territory will begin to expire in 2007 but may be renewed for additional ten year terms. There may be opposition to renewal of Sprint PCS' licenses upon their expiration and the Sprint PCS licenses may not be renewed. The FCC has adopted specific standards that apply to PCS license renewals. Failure by Sprint PCS to comply with these standards in our territory could cause revocation or forfeiture of the Sprint PCS licenses for our territory or the imposition of fines on Sprint PCS by the FCC.

 If Sprint PCS does not maintain control over its licensed spectrum, the Sprint PCS agreements may be terminated which would result in our inability to provide service

   The FCC requires that licensees like Sprint PCS maintain control of their licensed spectrum and not delegate control to third-party operators or managers like us. Although the Sprint PCS agreements reflect an arrangement that the parties believe meets the FCC requirements for licensee control of licensed spectrum, we cannot assure you that the FCC will agree with us. If the FCC were to determine that the Sprint PCS agreements need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the Sprint PCS agreements to comply with applicable law. If we cannot agree with Sprint PCS to modify the Sprint PCS agreements, they may be terminated. If the Sprint PCS agreements are terminated, we would no longer be a part of the Sprint PCS network and we would have extreme difficulty in conducting our business.

 The loss of our officers and skilled employees that we depend upon to operate our business could reduce our ability to offer Sprint PCS products and services and impair our financial performance

   The loss of one or more key employees could impair our ability to offer Sprint PCS products and services. Our business is managed by a small number of executive officers. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is and will continue to be intense competition for qualified personnel in the PCS equipment and services industry as the PCS market continues to develop. We may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel.

 Unauthorized use of our network could disrupt our business and increase our costs of network operations

   We will likely incur costs associated with the unauthorized use of our network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming. Although we believe that we have implemented appropriate controls to minimize the effect to us of fraudulent usage, we cannot assure you that we will be successful.

 Expanding our territory may have a material adverse effect on our business and reduce the market value of our common stock

   As part of our strategy, we may expand our territory through the grant of additional markets from Sprint PCS or through acquisitions of other Sprint PCS affiliates. We will evaluate strategic acquisitions and alliances principally relating to our current operations. These transactions may require the approval of Sprint PCS and commonly involve a number of risks, including:

  . difficulty of assimilating acquired operations and personnel;

  . diversion of management attention;

  . disruption of ongoing business;

  . inability to retain key personnel;

  . inability to successfully incorporate acquired assets and rights into our service offerings;

  . inability to maintain uniform standards, controls, procedures and policies; and

  . impairment of relationships with employees, customers or vendors.

   Failure to overcome these risks or any other problems encountered in these transactions could have a material adverse effect on our business. In connection with these transactions, we may also issue additional equity securities, incur additional debt or incur significant amortization expenses related to goodwill and other intangible assets.

 Our certificate of incorporation and by-laws include provisions that may discourage, delay and/or restrict any sale of our operating assets or common stock to the possible detriment of our stockholders

   Provisions of our certificate of incorporation and by-laws could operate to discourage, delay or make more difficult a change in control of our company. Our certificate of incorporation, which contains a provision acknowledging the terms of the Sprint PCS agreements and a consent and agreement pursuant to which Sprint PCS may buy our operating assets, has been duly authorized and approved by our board of directors and our stockholders. This provision is intended to permit the sale of our operating assets pursuant to the terms of the Sprint PCS agreements or a consent and agreement with our lenders without further stockholder approval. These restrictions, in addition to the restrictions in the Sprint PCS agreements could, among other things, discourage, delay or make more difficult any sale of our operating assets or common stock. This could have a material adverse effect on the value of our operating assets and common stock and could reduce the price of our company in the event of a sale. See "Description of Capital Stock."

Industry Risks

 We may experience a high rate of customer turnover, which would increase our costs of operations and reduce our revenue and prospects for growth

   Our efforts to minimize customer turnover may not be successful. As a result of customer turnover, we lose the revenue attributable to such customers and increase our costs of establishing and growing our customer base. The PCS industry has experienced a higher rate of customer turnover as compared to cellular industry averages. The rate of customer turnover may be the result of one or more of the following factors, several of which are not within our ability to address:

  . extent of network coverage;

  . reliability issues such as blocked calls, dropped calls and handset problems;

  . non-use of phones;

  . change of employment;

  . non-use of customer contracts by PCS providers and the use of contracts by other wireless providers;

  . lack of affordability;

  . customer care concerns; and

  . other competitive factors.

 Because the wireless industry has been historically dependent on fourth calendar quarter results, our failure to acquire significantly more customers in this quarter could have a disproportionately negative effect on the market value of our common stock

   The industry has experienced higher customer additions and handset sales in the fourth calendar quarter as compared to the other three calendar quarters.

   The price of our common stock may drop and our overall results of operations could be significantly reduced if we have a worse than expected fourth calendar quarter for any reason, including the following:

  . our inability to match or beat pricing plans offered by competitors;

  . our failure to adequately promote Sprint PCS' products, services and pricing plans;

  . our inability to obtain an adequate supply or selection of handsets;

  . a downturn in the economy of some or all of the markets in our territory;
    or

  . a poor holiday shopping season.

 Wireless providers offering services based on lower cost structures or alternative technologies may reduce demand for PCS and reduce our revenue because of their ability to provide services at lower prices or their use of more popular technologies

   The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. There is also uncertainty as to the extent of customer demand as well as the extent to which airtime and monthly recurring charges may continue to decline. As a result, our future prospects and those of the industry, and the success of PCS and other competitive services, remain uncertain.

 Regulation by government agencies may increase our costs of providing service or require us to change our services which could impair our financial performance

   The licensing, construction, use, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by the FCC, the Federal Aviation Administration, generally referred to as the FAA, and, depending on the jurisdiction, state and local regulatory agencies and legislative bodies. Adverse decisions regarding these regulatory requirements could negatively impact our operations and cost of doing business.

 Use of hand-held phones may pose health risks which could result in the reduced use of our services or liability for personal injury claims

   Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation.

Risks Relating to the Offering

 Our existing stockholders, management and directors will be able to control the outcome of significant matters presented to stockholders as a result of their ownership position upon the completion of this offering and, as a result, potentially impair the attractiveness of us as a take-over target

   Upon completion of this offering, our existing stockholders, management and directors will beneficially own approximately 79% of our outstanding common stock on a diluted basis, or approximately 78% if the underwriters' over-allotment option is exercised in full. Consequently, such persons, as a group, may be able to control the outcome of matters submitted for stockholder action including the election of members to our board of directors and the approval of significant change in control transactions. This may have the effect of delaying or preventing a change in control. See "Management" and "Principal Stockholders."

 An active market for the common stock may not develop which may inhibit the ability of our stockholders to sell common stock and reduce its market value following this offering

   An active or liquid trading market in our common stock may not develop upon completion of this offering, or if it does develop, it may not continue. The initial public offering price of our common stock will be determined through our negotiations with the underwriters and may be higher than the market price of common stock after this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

 The price of our common stock may be more volatile than the equity securities of established companies and such volatility may disproportionately reduce the market value of our common stock at certain times

   The market price of our common stock could be subject to significant fluctuations in response to various factors, including:

  . variations in our, or Sprint PCS', quarterly operating results;

  . announcements of technological innovations or new products and services by us, Sprint PCS or our competitors;

  . our or Sprint PCS' failure to achieve operating results consistent with securities analysts' projections;

  . the operating and stock price performance of other companies that investors may deem comparable to us or Sprint PCS;

  . announcements by us or Sprint PCS of joint development efforts or corporate partnerships in the wireless telecommunications market;

  . market conditions in the technology, telecommunications and other growth sectors; and

  . rumors relating to us, Sprint PCS or our competitors.

   The stock market has experienced extreme price volatility. Under these market conditions, stock prices of many growth stage companies have often fluctuated in a manner unrelated or disproportionate to the operating performance of such companies. Since we are a growth stage company, our common stock may be subject to greater price volatility than the stock market as a whole.

 Purchasers in this offering will experience dilution

   The initial public offering price will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after the offering. Any common stock you purchase in the offering will have a post-offering net tangible book value of $3.08 per share which is $8.92 less per share than the price you paid for the share, assuming an initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus. You will experience dilution in the event of the exercise of employee and director stock options which we have granted, the Sprint PCS warrant, and the warrants issued in connection with the senior discount notes offering. See "Dilution."

 Possible future sales of our common stock by management and other affiliates could cause the market price of our common stock to decrease

   A substantial number of shares of our common stock could be sold into the public market after this offering. The occurrence of such sales, or the perception that such sales could occur, could materially and adversely affect our stock price and could impair our ability to obtain capital through an offering of equity securities. The shares of common stock being sold in this offering will be freely transferable under the securities laws immediately after issuance, except for any shares sold to our "affiliates." All of our existing stockholders, our senior management and our directors have either entered into or have agreed to enter into written "lock-up" agreements that provide that, for a period of 180 days from the date of this prospectus, they will not, among other things, sell their shares without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. Upon the expiration of the 180 day lock-up period, an additional 53,960,552 shares of our common stock will be eligible for sale in the public market subject, in most cases, to holding period requirements and volume and other restrictions under federal securities laws, and subject to certain restrictions contained in the Stockholders Agreement. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

 You may not receive a return on investment through dividend payments nor upon the sale of your shares

   We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Instead, we intend to retain future earnings to fund our growth. Therefore, you will not receive a return on your investment in our common stock through the payment of dividends. You also may not realize a return on your investment upon selling your shares.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains statements about future events and expectations, which are "forward-looking statements." Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These statements include:

  . forecasts of growth in the number of consumers using PCS services;

  . statements regarding our plans for and costs of the build-out of our network;

  . statements regarding our anticipated revenues, expense levels, liquidity and capital resources and projection of when we will achieve break-even operating cash flow; and

  . other statements, including statements containing words such as "anticipate," "believe," "plan," "estimate," "expect," "seek," "intend" and other similar words that signify forward-looking statements.

   Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific factors that might cause such a difference include, but are not limited to:

  . our dependence on our affiliation with Sprint PCS;

  . the need to successfully complete the build-out of our network;

  . our lack of operating history and anticipation of future losses;

  . our dependence on Sprint PCS' back office services;

  . potential fluctuations in our operating results;

  . our potential need for additional capital;

  . our potential inability to expand our services and related products in the event of substantial increases in demand for these services and related products;

  . our competition; and

  . our ability to attract and retain skilled personnel.

   See additional discussion under "Risk Factors" beginning on page 5.

                                USE OF PROCEEDS

   The net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $91.5 million, or approximately $105.5 million if the underwriters' over-allotment option is exercised in full, assuming an initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering, together with the net proceeds of our senior discount notes offering, the net proceeds of our private placement of $50.0 million of convertible preferred stock to an investor group led by Blackstone, and anticipated borrowings under our new senior secured credit facility (the availability of which is subject to certain conditions), to fund:

  . net capital expenditures, including the build-out of our network, including amounts already expended for the purchase of the Michigan assets from Sprint PCS on July 12, 2000, totaling approximately $184.5 million;

  . net interest expense of $3.6 million as well as fees and expenses related to our senior secured credit facility; and

  . anticipated operating losses and working capital requirements totaling approximately $61.6 million.


   Pending such uses, we expect to invest the net proceeds from this offering in short-term investment grade securities.

   We will retain broad discretion in the allocation of the net proceeds of this offering. The foregoing discussion represents our best estimate of the allocation of such net proceeds based upon our current business plan. Actual expenditures may vary substantially from these estimates and we may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use portions thereof for other purposes. The timing and the coverage of our build-out plan may change due to various reasons, including shifts in populations or network focus, changes or advances in technology, acquisition of other markets, businesses, products or technologies and factors causing a delay in the build-out of some markets. Any changes in the timing or build-out plan may cause changes in our use of the net proceeds. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products or technologies that are complementary to our business, or to repurchase a portion of our outstanding senior discount notes as permitted by the senior discount notes indenture.

                                DIVIDEND POLICY

   We intend to retain our future earnings, if any, to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Our future decisions concerning the payment of dividends on the common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as such other factors that the board of directors, in its sole discretion, may consider relevant. In addition, provisions of the senior secured credit agreement and indenture governing the senior discount notes restrict, and we anticipate our future indebtedness may restrict, our ability to pay dividends.

                                 CAPITALIZATION

   The following table sets forth our cash and cash equivalents and actual capitalization as of March 31, 2000 and as adjusted to reflect the following:

  . the sale of 8,333,333 shares of our common stock in this offering, assuming an initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover of this prospectus;

  . receipt of gross proceeds of $152.3 million from our senior discount notes offering;

  . receipt of gross proceeds of $50.0 million from our private placement of convertible preferred stock to an investor group led by Blackstone and the conversion of all outstanding shares of convertible preferred stock;

  . additional equity contributions of $10.0 million from our founders since
    March 31, 2000;

  . repayment of obligations owed under the Nortel financing of $29.1 million at March 31, 2000;

  . fees and expenses related to this offering, our senior discount notes offering, our private placement of convertible preferred stock and our senior secured credit facility totaling approximately $22.5 million; and

  . the purchase from Sprint PCS of network assets under construction in four markets in Michigan for approximately $12.7 million.

                                                          As of March 31, 2000
                                                         ------------------------
                                                                       As
                                                         Actual(1)  Adjusted
                                                           (In thousands)
Cash and cash equivalents..............................  $  2,118   $250,101
                                                         ========   ========
Long-term debt:
  Nortel financing.....................................  $ 29,136   $    --
  Senior secured credit facility.......................       --         --
  Senior discount notes (2)............................       --     127,472
                                                         --------   --------
    Total long-term debt...............................    29,136    127,472
Mandatory redeemable convertible preferred stock, no
 shares issued and outstanding (3).....................       --         --
Stockholders' equity:
  Preferred stock, par value $.01 per share, 75,000,000
   shares authorized; no shares issued and outstanding.       --         --
  Common stock, par value $.01 per share, 300,000,000
   shares authorized; 44,869,643 shares outstanding,
   actual 62,293,885 shares outstanding, as adjusted...       449        623
  Additional paid-in capital (2)(4)....................    28,031    210,463
  Accumulated deficit..................................   (19,452)   (19,452)
                                                         --------   --------
    Total stockholders' equity.........................     9,028    191,634
                                                         --------   --------
      Total capitalization.............................  $ 38,164   $319,106
                                                         ========   ========

---------------------

(1) Reflects the reorganization into a holding company structure as if it had occurred as of March 31, 2000.

(2) As adjusted reflects $152.3 million of gross proceeds at issuance of the units less a $24.8 million unrecognized discount associated with the value of warrants issued in connection with the senior discount notes. The unrecognized discount has been allocated to additional paid-in capital.

(3) As adjusted reflects that this offering at an initial public offering price equal to or in excess of $11.00 per share automatically converts the 9,090,909 issued and outstanding shares of convertible preferred stock into shares of common stock.

(4) As adjusted reflects the value associated with the warrants issued to Sprint PCS of $9.1 million.

                                    DILUTION

   Our net tangible book value at March 31, 2000 was $9.0 million or $0.17 per share of common stock, after giving effect to the reorganization to form the holding company. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares outstanding. After giving effect to:

  . the sale in this offering of 8,333,333 shares of our common stock assuming an initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of proceeds therefrom;

  . the deduction of underwriting discounts and commissions and estimated offering expenses of $8.5 million;

  . additional equity contributions of $10.0 million after March 31, 2000 but prior to the closing of this offering;

  . the effect of the conversion of convertible preferred stock into shares of our common stock less estimated offering expenses of $2.9 million related to issuance;

  . the value associated with the warrants issued to Sprint PCS of $9.1 million; and

  . the value associated with the warrants issued in connection with the units offering of $24.8 million.

our as-adjusted net tangible book value as of March 31, 2000 would have been approximately $191.6 million, or $3.08 per share. This represents an immediate dilution of $8.92 per share to new purchasers of our common stock in the offering and an immediate increase in net tangible book value to existing stockholders of $2.91 per share. The following table illustrates the per share dilution:

   Assumed initial public offering price per share................       $12.00
   Net tangible book value per share as of March 31, 2000......... $ .17
   Increase in net tangible book value per share attributable to the offering..................................................  2.91
                                                                   -----
   As adjusted net tangible book value per share after the
    offering......................................................         3.08
                                                                         ------
   Dilution per share to new purchasers of our common stock.......       $ 8.92
                                                                         ======

   The following table summarizes, on an as-adjusted basis as of March 31, 2000, the number of shares of our common stock purchased, the total consideration paid and the average price per share paid by our existing stockholders and by new purchasers of our common stock in this offering assuming an initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, before the deduction of underwriting discounts and commissions and estimated offering expenses of $8.5 million payable by us:

                                                                         Average
                                  Shares Purchased  Total Consideration   Price
                                 ------------------ -------------------    Per
                                   Number   Percent    Amount    Percent  Share
   Existing stockholders (1)...  53,960,552   86.6% $ 80,000,000   44.4% $ 1.48
   New purchasers of our common
    stock......................   8,333,333   13.4   100,000,000   55.6   12.00
                                 ----------  -----  ------------  -----  ------
     Total.....................  62,293,885  100.0% $180,000,000  100.0% $ 2.89
                                 ==========  =====  ============  =====  ======

---------------------

(1) Reflects the reorganization to form a holding company structure as if it had occurred as of March 31, 2000, includes the additional equity contributions of $10.0 million after March 31, 2000 but prior to the closing of this offering and the issuance of $50.0 million of our convertible preferred stock to an investor group led by Blackstone.

   The foregoing tables assume no exercise of the underwriters' over-allotment option and no exercise of employee and director stock options, the Sprint PCS warrant or the warrants issued in connection with the senior discount notes offering. Neither the employee and director stock options, the Sprint PCS warrant nor the warrants issued in connection with the senior discount notes offering are currently exercisable. See "Management--2000 Long Term Incentive Stock Plan," "Management--Employment Agreements" and "Description of Capital Stock--Warrants."

                            SELECTED FINANCIAL DATA

   The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data," for, and as of the end of, the period from January 22, 1999 (date of inception) to December 31, 1999 are derived from the financial statements of Illinois PCS, LLC, the predecessor to iPCS, Inc., which have been audited by Deloitte & Touche LLP, independent auditors.

   It is important that you also read "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements for the period from January 22, 1999 (date of inception) through December 31, 1999 and the related notes of Illinois PCS, LLC and the independent auditors' report of Deloitte & Touche, LLP.

   The selected unaudited financial data presented below as of March 31, 2000 and for the three months ended March 31, 2000 and the period ended March 31, 1999, are derived from our unaudited financial statements included in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary to a fair presentation of financial position and results of operations. Operating results for the three-month period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000.

                                Period from       Period from         For
                             January 22, 1999  January 22, 1999       the
                                 (date of          (date of       three-month
                                inception)        inception)         period
                                  through           through          ended
                             December 31, 1999  March 31, 1999   March 31, 2000
                                   (In thousands, except per share data)
Statement of Operations
 Data:
  Revenues..................      $   215           $   --          $  1,592
  Cost of service...........        1,695                59            1,746
  Total operating expenses..        4,858               393           16,492
  Operating loss............       (4,643)             (393)         (14,900)
  Net loss..................       (4,380)             (392)         (15,072)
Other Data:
  Pro forma basic and
   diluted loss per share of
   common stock(1)..........      $ (0.10)          $ (0.01)        $  (0.34)
                                  =======           =======         ========

                                             As of
                                          December 31,  As of March 31, 2000
                                              1999     -------------------------
                                                                   As
                                             Actual    Actual  Adjusted(2)
                                                     (In thousands)
Balance Sheet Data:
  Cash and cash equivalents..............   $ 2,733    $ 2,118  $250,101
  Property and equipment including
   construction in progress, net.........    39,106     48,454    61,135(3)
  Total assets...........................    44,843     53,834   334,776
  Long-term debt.........................    27,571     29,136   127,472
  Total liabilities......................    35,723     44,806   143,142
  Mandatory redeemable convertible
   preferred stock.......................       --         --        --
  Equity.................................     9,120      9,028   191,634

---------------------

(1) Pro forma basic and diluted loss per share of common stock is computed by dividing net loss by the assumed number of common shares outstanding as if the reorganization to form a holding company structure had occurred upon the inception of Illinois PCS, LLC.

(2) As adjusted Balance Sheet Data reflects (a) receipt of gross proceeds of approximately $152.3 million ($146.2 million after fees and expenses) from the senior discount notes offering less a $24.8 million unrecognized discount associated with the value of warrants issued in connection with the senior discount notes. The unrecognized discount has been allocated to additional paid-in capital, (b) receipt of $50.0 million ($47.1 million after fees and expenses) from our private placement to an investor group led by Blackstone of convertible preferred stock, (c) deferred financing costs of $11.1 million related to the senior discount notes and the senior secured credit facility, (d) additional equity contributions received from our founders of $10.0 million since March 31, 2000, (e) the payment of approximately $12.7 million to purchase from Sprint PCS network assets under construction in four markets in Michigan, (f) repayment of obligations owed under the Nortel financing of $29.1 million at March 31, 2000 and (g) the value associated with the warrants issued to Sprint PCS of $9.1 million. For more information on the senior secured credit facility, see "Description of Our Indebtedness--The Senior Secured Credit Facility." In addition, adjusted reflects that this offering at an initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, causes the convertible preferred stock to automatically convert into shares of common stock.

(3) Assumes the increase is equal to the purchase price of the Sprint PCS network assets under construction in four markets in Michigan. The amount actually to be included will be subject to our purchase price allocation which will be based on the fair value market of the assets acquired with any excess amount over fair market value being allocated to an intangible asset.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus.

Overview

   On January 22, 1999 we entered into the Sprint PCS agreements whereby we became the exclusive Sprint PCS affiliate with the right to market 100% digital, 100% PCS wireless products and services under the Sprint and Sprint PCS brand names in 15 markets in Illinois and Iowa. In March 2000, the Sprint PCS agreements were amended to add 20 additional markets to our territory which increased the size of our territory from a total population of 2.8 million to a total population of 7.0 million.

   Under the Sprint PCS agreements, we manage our network utilizing Sprint PCS' licensed spectrum as well as using the Sprint and Sprint PCS brand names royalty-free during our affiliation with Sprint PCS. We also have access to Sprint PCS' national marketing support and distribution programs and we buy our network equipment, handsets and accessories at the same discounted rates offered by vendors to Sprint PCS based on its large volume purchases. Sprint PCS collects all revenues from our customers and remits the net amount to us. An affiliation fee of 8% of collected service revenues from Sprint PCS subscribers based in our territory, excluding outbound roaming, and from non-Sprint PCS subscribers who roam onto our network is retained by Sprint PCS and recorded as a cost of service. Revenues generated from the sale of handsets and accessories, inbound and outbound Sprint PCS roaming fees, and from roaming services provided to Sprint PCS customers who are not based in our territory are not subject to the 8% affiliation fee.

   Under the Sprint PCS agreements, we contract with Sprint PCS to provide back office services such as customer activation, billing, collections and customer care. We currently purchase these services from Sprint PCS to take advantage of Sprint PCS' economies of scale, to accelerate our build-out and market launches and to lower our initial capital requirements. The cost for these services is primarily calculated on a per customer and per transaction basis and is recorded as an operating expense.

   Since the date of inception, we have incurred substantial costs to negotiate the Sprint PCS agreements and the Nortel financing, to design, engineer and build-out our network in our initial territory and to open retail stores. Prior to launching service in Bloomington, Illinois and the Quad Cities (Rock Island and Moline, Illinois; and Davenport and Bettendorf, Iowa) markets in December 1999, we did not have any markets in operation. We launched service in our first two markets in December 1999 and have since commenced offering service in eight additional markets. Our network covers approximately 1,776,000 residents, or approximately 78% of a total population of 2,268,000 in those markets, and we had over 14,000 customers as of June 30, 2000. For the period January 22, 1999 (date of inception) through December 31, 1999, we had not generated significant revenues from customers and our net loss was $4.4 million. Through March 31, 2000, we had incurred $47.9 million of capital expenditures and construction in progress expenses related to the build-out of our network. While we anticipate operating losses to continue, based upon the subscriber additions experienced by Sprint PCS and other affiliates and our limited experience to date, we expect revenue to increase substantially as the number of our customers increases. All costs of start-up and organizational activities have been expensed as incurred in accordance with American Institute of Certified Public Accountants Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities."

Results of Operations

 For the period January 22, 1999 (date of inception) through December 31, 1999

   Net loss. From the date of inception through December 31, 1999, our operating activities were directed towards the development of our business, including executing our build-out plan and developing our network infrastructure. In January 1999, we signed the Sprint PCS agreements to operate as the exclusive affiliate of Sprint PCS in our initial territory. We launched our first markets in December 1999. Our net loss from the date of inception through December 31, 1999 was $4.4 million and was comprised primarily of service and equipment expenses as well as selling, general and administrative expenses associated with the preparation of our initial market launches.

   Service revenues. Service revenues, which during the period totaled $71,000, consisted of customer revenue of approximately $28,000, Sprint PCS roaming revenue of approximately $41,000, and non-Sprint PCS roaming revenue and long distance revenue of approximately $2,000, all of which relate to our initial market launches in December 1999.

  . Customer revenue consists of services billed to our customers for monthly
    Sprint PCS service in our territory under a variety of service plans as well as roaming and long distance revenues from our customers when they roam on non-Sprint PCS networks.

  . We receive Sprint PCS roaming revenue at a per-minute rate from Sprint
    PCS or another Sprint PCS affiliate when Sprint PCS subscribers based outside of our territory use our network. Pursuant to the Sprint PCS agreements, Sprint PCS can change this per-minute rate after December 31, 2001.

  . Non-Sprint PCS roaming revenue includes payments from wireless service providers, other than Sprint PCS, when those providers' subscribers roam on our network.

   Equipment revenues. We record 100% of the revenue from the sale of equipment, net of an allowance for returns, as equipment revenues. The amount recorded during this period totaled $144,000.

   Cost of service. Cost of service expenses totaled $1.7 million which related to providing Sprint PCS services in our territory. Cost of service expenses also include billing, network monitoring, cost of operations, fees related to facilities and other transport lines, inter-connection fees, Sprint PCS roaming fees, non-Sprint PCS roaming fees and other expenses related to operations. We pay Sprint PCS roaming fees when our customers use the Sprint PCS network outside of our territory. We pay non-Sprint PCS roaming fees to other wireless service providers when our customers use their network. Also included in cost of service expenses is the 8% of collected revenue retained by Sprint PCS.

   Cost of equipment. Cost of equipment totaled $484,000 which includes the cost of accessories, the cost of handsets and handset subsidies. Because we subsidize the price of handsets for competitive reasons, we expect and have budgeted for the cost of handsets to continue to exceed the retail sales price for the foreseeable future.

   Selling expenses. Selling expenses totaling $778,000 during the period included advertising expenses, promotion costs, sales commissions and expenses related to our distribution channels.

   General and administrative expenses. General and administrative expenses totaling $1.5 million included administrative and executive salaries, employee benefit costs, legal and other professional service fees, and loan commitment fees.

   Depreciation and amortization. Depreciation and amortization during the period totaled $381,000. Depreciation is calculated using the straight line method over the useful life of the asset. We begin to depreciate the assets for each market only after we launch service in that market.

   Interest income. Interest income totaling $89,000 was generated on investment of funds during the period.

   Interest expense. Interest expense, which totaled $471,000 during this period, was capitalized and related primarily to the Nortel financing.

   Gain on tower sales. For the period ended December 31, 1999, eighteen towers were sold to American Tower for $4.5 million in cash, resulting in a gain of $1.9 million, of which $174,000 was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction in rental expense over the initial lease term of ten years for the related towers.

 For the three-month period ended March 31, 2000 compared with the period January 22, 1999 (date of inception) through March 31, 1999

   Net loss. From the date of inception, our operating activities have been directed towards the development of our business, including executing our build-out plan and developing our network infrastructure. For the three-month period ended March 31, 2000, we recorded a loss of approximately $15.1 million on total revenues of approximately $1.6 million. The loss was caused primarily by costs of service revenues exceeding service revenues, handset subsidies, selling, general and administrative expenses and depreciation and amortization associated with the markets launched in 1999 and 2000 and the non-cash compensation expense of approximately $8.5 million and related taxes of approximately $1.6 million associated with the issuance of a 1.5% ownership interest in Illinois PCS, LLC to our President and Chief Executive Officer. Our net loss for the period ended March 31, 1999 was $392,000 and was comprised primarily of selling, general and administrative expenses associated with the preparation of our initial markets.

   Service and equipment revenues. For the three-month period ended March 31, 2000, service revenue totaled approximately $1.2 million and was comprised of customer revenue of $687,000,
Sprint PCS roaming revenue of approximately $492,000 and non-Sprint PCS roaming and long distance revenue of $32,000. The number of our subscribers increased from approximately 1,900 at December 31, 1999 to over 6,600 at March 31, 2000. Our average monthly revenue per customer, including long distance and roaming revenue, was $102.75 for the three-month period ended March 31, 2000. For the period ended March 31, 1999 we had no service and equipment revenues because we had not yet launched service.

   Equipment revenues. Equipment revenues totaled approximately $379,000 for the three-month period ended March 31, 2000. For the period ended March 31, 1999 we had no equipment revenues because we had not yet launched service.

   Cost of service. Cost of service expenses, which relates to providing Sprint PCS services in our territory, for the three-month period ended March 31, 2000 totaled approximately $1.7 million and totaled approximately $59,000 for the period ended March 31, 1999. Also included in the cost of service expenses is the 8% fee of collected revenue retained by Sprint PCS in the amount of $53,000 for the three-month period ended March 31, 2000. There was no Sprint PCS fee expense recorded for the period ended March 31, 1999 because we had not yet launched service.

   Cost of equipment. Cost of equipment sold for the three-month period ended March 31, 2000 totaled approximately $982,000. There was no cost of equipment expense recorded for the period ended March 31, 1999 because we had not yet launched service. Because we subsidize the price of handsets for competitive reasons, we expect and have budgeted for the cost of handsets to continue to exceed the retail sales price for the foreseeable future.

   Selling expenses. Selling expenses include advertising and promotional costs, sales commissions, and expenses related to our distribution channels. For the three-month period ended March 31, 2000, selling expenses totaled approximately $1.1 million compared with $1,000 for the period ended March 31, 1999 and increased due to the costs related to the launch of operations in December 1999 and in the first quarter of 2000.

   General and administrative expenses. General and administrative expenses were approximately $11.3 million for the three-month period ended March 31, 2000 and $333,000 for the period ended March, 31, 1999. Included in general and administrative expenses are finance and executive salaries and bonuses, employee benefit costs, legal and other professional service fees, and loan commitment fees. The increase experienced in the three-month period ended March 31, 2000 was due to the hiring of additional personnel, the non-cash compensation expense for the three-month period ended March 31, 2000 of approximately $8.5 million which related to a one time charge for the issuance of the 1.5% ownership interest to our President and Chief Executive Officer based on the expected initial public offering price, and approximately $1.6 million related to the withholding taxes we have agreed to pay in connection with the issuance of the 1.5% ownership interest.

   Depreciation and amortization. Depreciation and amortization expense for the three-month period ended March 31, 2000 totaled approximately $1.3 million. We begin to depreciate the assets when we launch service in a market. There was no depreciation and amortization expense recorded for the period ended March 31, 1999 because we had not yet launched service.

   Interest income. For the three-month period ended March 31, 2000, interest income totaled approximately $43,000 and was generated on the investment of funds. For the period ended March 31, 1999, interest income totaled approximately $1,000.

   Interest expense. For the three-month period ended March 31, 2000, interest of approximately $629,000 was capitalized and approximately $206,000 was recorded as expense. Interest incurred relates primarily to the Nortel financing.

   Gain on tower sales. For the three-month period ended March 31, 2000, eight towers were sold to American Tower for approximately $2.0 million in cash, resulting in a total gain of approximately $736,000 which is being amortized over the initial lease term of ten years. We did not sell any towers to American Tower during the period ended March 31, 1999.

Income Taxes

   Our financial statements did not report any benefit for federal and state income taxes because we had elected to be taxed as a partnership prior to our reorganization from a limited liability company into a C corporation holding company structure. For the period presented, the owners of our predecessor limited liability company recorded our tax losses on their own income tax returns. Subsequent to our reorganization, we will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Had we applied the provisions of SFAS No. 109 for the period from the date of inception through December 31, 1999 and for the three-month period ended March 31, 2000 and the period ended March 31, 1999, the deferred tax asset generated, primarily from temporary differences related to the treatment of start-up costs and from net operating loss carry forwards, would have been offset by a full valuation allowance and therefore, there would have been no difference to the financial statements had we been a corporation for such period.

Liquidity and Capital Resources

   From the date of inception through July 12, 2000, we financed our operations through equity contributions from our owners and through financing provided by Nortel. As of March 31, 2000 we had received $20.0 million of equity contributions from our owners and had unfunded equity commitments of $10.0 million. Since March 31, 2000, we received the remaining $10.0 million of equity commitments. As of March 31, 2000, we had a $48.0 million credit facility with Nortel, of which $29.1 million had been drawn. We have entered into an amended and restated credit agreement with Toronto Dominion (Texas), Inc. and GE Capital for a $140.0 million senior secured credit facility to replace the Nortel financing, and the Nortel facility has been repaid in full.


   The senior secured credit agreement provides for two different tranches of borrowings totaling $140.0 million. The Tranche A Commitment provides for borrowings up to $90.0 million and the Tranche B Commitment provides for borrowings up to $50.0 million.

   Commencing March 31, 2004, and on the last day of each calendar quarter ending during the periods set forth below, the Tranche A commitment as of March 31, 2004 shall be automatically and permanently reduced by the percentage amount set forth below for the quarters indicated:

  . for the four quarters commencing with the fiscal quarter ending March 30, 2004, 2.50% per quarter;

  . for quarters five through eight, 3.75% per quarter;

  . for quarters nine through sixteen, 6.25% per quarter; and

  . for the last two quarters, 12.5% per quarter.

   Commencing March 31, 2004, we must begin to repay, in quarterly installments, the principal on all borrowings outstanding as of March 30, 2004 made under the Tranche B Commitment. A fixed percentage on all Tranche B borrowings will be due each quarter as follows:

  . for the first four quarters commencing with the fiscal quarter ending March 31, 2004, 2.50% of the principal balance of the loan is due per quarter;

  .  for quarters five through eight, 3.75% per quarter;

  .  for quarters nine through sixteen, 6.25% per quarter; and

  . for the last two quarters, 12.5% per quarter.

   If we borrow the maximum amount under Tranche B, the aggregate amount required to be paid for each of the four periods above will be $5.0 million, $7.5 million, $25.0 million, and $12.5 million, respectively.

   Any principal that has not been paid by the maturity date, June 30, 2008, is due at that time.

   We may voluntarily prepay any of the loans at any time. Tranche A permits reborrowings on a revolving basis but amounts repaid under Tranche B may not be reborrowed.

   We will have to make mandatory prepayments under certain circumstances, including among others:

  . 50% of our excess annual cash flow as computed under the senior secured credit agreement, commencing April 30, 2004 with respect to the fiscal year ended December 31, 2003;

  . any amount in excess of $1,000,000 per calendar year received as net proceeds of asset sales outside the ordinary course of business or insurance proceeds subject to certain exceptions, to the extent not reinvested in property or assets within a stated period of time;

  . 50% of the net proceeds of any equity issuance by us or any subsidiary excluding the committed issuance of the convertible preferred stock or an initial public offering and any offering to a borrower or guarantor party to the senior secured financing; and

  . 100% of the net proceeds of a debt issuance by us or any subsidiary excluding this offering and certain other permitted indebtedness.

   All prepayments described above are applied to the outstanding loan balances pro rata between Tranche A and Tranche B and pro rata across the maturities.

   From the date of the senior secured credit agreement through and including the date on which EBITDA is greater than zero for two consecutive fiscal quarters, we may borrow money at the lesser of either:

  . a base rate loan with an interest rate equal to 2.75% plus the higher of:

    . the prime rate of the Toronto-Dominion Bank, New York Branch or

    . the federal funds effective rate plus 0.5%; or

  . a Eurodollar loan with an interest rate equal to the London interbank offered rate, plus 3.75%.

After the date on which EBITDA is greater than zero for two consecutive fiscal quarters, the margin for base rate loans and Eurodollar loans will be determined based upon the leverage ratio as of the end of the fiscal quarter most recently ended.

   All borrowings under the Nortel financing were based on the London interbank offered rate plus 4%. At March 31, 2000, this rate was 10.13%.

   As of March 31, 2000, we were in compliance with the covenants under the Nortel financing.

   The new senior secured credit facility will be used to finance capital expenditures, certain acquisitions and investments for working capital needs and other general corporate purposes. For more information on the senior secured facility, see "Description of Our Indebtedness--The Senior Secured Credit Facility."

   On July 12, 2000, we closed our offering of 300,000 units consisting of our 14% senior discount notes due 2010 and warrants to purchase 2,982,699 shares of our common stock for gross proceeds of $152.3 million.

   Also on July 12, 2000, we entered into a definitive agreement with an investor group led by Blackstone under which we issued $50.0 million of our convertible preferred stock. The agreement includes a commitment by the investor group to purchase, subject to certain conditions, an additional $70.0 million of our convertible preferred stock in the event that we do not complete an initial public offering with gross proceeds of at least $30.0 million prior to December 31, 2000. The completion of this offering will eliminate our obligation to sell, and Blackstone's obligation to purchase, the additional $70.0 million of convertible preferred stock. The completion of this offering at an initial public offering price of $11.00 per share or greater will result in the automatic conversion of the 9,090,909 outstanding shares of convertible preferred stock into common stock.

   Net cash used by operating activities was $3.9 million from the date of inception through December 31, 1999 and $2.0 million for the three-month period ended March 31, 2000. Cash used in operating activities was attributable to operating losses and working capital needs.

   Net cash used in investing activities was $32.8 million from the date of inception through December 31, 1999 and $6.6 million for the three-month period ended March 31, 2000. The expenditures were related primarily to the purchase of our network infrastructure equipment.

   Net cash provided by financing activities from the date of inception through December 31, 1999 was $39.5 million and $8.1 million for the three-month period ended March 31, 2000 and consisted primarily of equity contributions and borrowings under the Nortel financing.

   In May 1999, we signed a tower sale and leaseback agreement with American Tower Corporation. We have agreed to construct between 60 and 80 wireless communications towers, sell the towers to American Tower and then lease back tower space from American Tower. We expect the average construction costs for each tower to be approximately $150,000. Under the agreement we will receive approximately $250,000 for each tower sold to American Tower and we will pay rent in the amount of $1,100 per month (which increases at an annual rate of 3% per annum) for tower space and no more than $350 per month for each corresponding ground lease.

   Through March 31, 2000 we had received $6.5 million related to the sale of towers under this agreement and had incurred $3.9 million to construct such towers. American Tower has also provided us with a one time advance of $2.0 million. This advance is a prepayment of American Towers' obligations under the agreement, and will be credited ratably toward the purchase price of the fifty-third through sixtieth towers upon the sale of each such tower. In the event of a default by us that results in a termination of the agreement prior to the construction of the fifty-third tower, we must refund the entire amount of the $2.0 million advance plus accrued interest at a rate of 5% per annum. The term of this agreement will expire at the earlier of the final tower sale or December 31, 2000. As of March 31, 2000, we had sold 26 towers to American Tower.

   As of March 31, 2000, our primary sources of liquidity were $2.1 million in cash and $18.9 million of unused capacity under the $48.0 million Nortel credit facility. We also had $10.0 million of unfunded equity commitments.


2000 Long Term Incentive Stock Plan

   We have granted options to employees and directors to acquire an aggregate of 1,558,750 shares of our common stock at an exercise price of $5.50 per share.

Sources and Uses of Funds

  The following table sets forth our estimated sources and uses of funds from April 1, 2000 through December 31, 2003:

                                                                       Amount
Sources:                                                            (In millions)
Cash on hand at April 1, 2000.....................................     $  2.1
Gross proceeds of this offering...................................      100.0
Gross proceeds from senior discount notes.........................      152.3
Gross proceeds from convertible preferred stock (1)...............       50.0
Gross proceeds from our senior secured credit facility (2)........      140.0
Equity contributions from founders................................       10.0
                                                                       ------
  Total sources...................................................     $454.4
                                                                       ======

Uses:
Capital expenditures, net (3).....................................     $184.5
Repayment of Nortel financing.....................................       29.1
Interest expense, net.............................................        3.6
Fees and expenses (4).............................................       22.5
Working capital and operating losses..............................       61.6
                                                                       ------
  Total uses......................................................      301.3
  Cash on hand at December 31, 2003...............................      153.1
                                                                       ------
    Total uses and cash on hand at December 31, 2003..............     $454.4
                                                                       ======

---------------------

(1) We have received $50.0 million from an investor group led by Blackstone ($47.1 million after fees and expenses) and we have a commitment from the investor group, subject to certain conditions, to purchase an additional $70.0 million. The additional $70.0 million issuance is not reflected above because the completion of this offering will eliminate our obligation to sell, and Blackstone's obligation to purchase, such shares.

(2) Borrowings under the senior secured credit facility are subject to certain conditions and will not be permitted until a specified amount of equity is invested.

(3) Capital expenditures, assumed to be net of the proceeds from the sale of 74 towers for $16.3 million, include the amounts related to the build-out of our network and the purchase of assets under construction in four markets in Michigan. We paid approximately $12.7 million for these Michigan network assets.

(4) Fees and expenses include underwriting discounts and commissions and estimated offering expenses for this offering, origination and other estimated fees and expenses related to the senior secured credit facility and fees and estimated expenses related to our private placement of convertible preferred stock.

   The actual funds required to build-out our network and to fund operating losses, working capital needs and other capital needs may vary materially from these estimates, and additional funds could be required because of an expansion of our territory, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, a need for additional towers, engineering design changes and required technological upgrades and other technological risks. In light of these considerations, we intend to monitor the public equity market for opportunities to advantageously issue equity.


Option Territory

   As part of the expansion of our territory, we have been granted the option, but do not have the obligation, to add to our territory the Iowa City and Cedar Rapids, Iowa markets that have already been launched by Sprint PCS and to purchase from Sprint PCS related assets in those markets. These markets, which were launched by Sprint PCS in February 1997, have a total population of approximately 405,000 and had over 6,600 Sprint PCS subscribers as of December 31, 1999. Our option expires on January 31, 2001. The purchase price payable by us for the purchase of assets upon exercise of the option would be payable within 90 days of the date we exercise the option as a condition to adding the Iowa City and Cedar Rapids Iowa markets to our territory. The purchase price for the assets and subscriber accounts was initially $25.2 million and increases monthly to a purchase price of $28.8 million in January, 2001. The purchase price is subject to upward adjustment based upon the number of subscribers in the two additional markets at the option exercise date, as described more fully under "The Sprint PCS Agreements--Option Territory." We would become the manager of all Sprint PCS subscribers in these markets upon the closing of the asset purchase. We have not determined whether we will exercise this option, and our decision will depend upon an ongoing analysis of the option territory and whether exercising this option is our best use of capital. We do not expect to reach a determination until after the completion of this offering.

Regulatory Developments

   See "Regulation of the Wireless Telecommunications Industry" for a discussion of regulatory developments that could have a future impact on us.

Seasonality

   The wireless industry has historically experienced higher customer additions and handset sales in the fourth calendar quarter as compared to the other three calendar quarters. A number of factors contribute to this including:
  . the increasing use of retail distribution, which is dependent upon the year-end holiday shopping season;
  . competitive pricing pressures; and
  . aggressive marketing and promotions initiated during the period.

Quantitative and Qualitative Disclosure about Market Risk

   We do not engage in commodity futures trading activities and do not enter into derivative financial instrument transactions for trading or other speculative purposes. We also do not engage in transactions in foreign currencies that could expose us to market risk.

   We are subject to interest rate risk on our senior secured financing and any future financing requirements. Our variable rate debt consists of borrowings made under our senior secured financing. The senior secured financing requires us to enter into an interest rate protection agreement within six months after July 12, 2000, the effective date, to fix the interest rate of at least 50% of the total debt. To date, we have not entered into such an agreement.

   The following table presents the estimated future outstanding long-term debt at the end of each year and future required annual principal payments for each year then ended associated with our senior secured facility based on our projected level of long-term indebtedness:

                                      Years Ending December 31,
                         ---------------------------------------------------------
                          1999      2000      2001      2002      2003      2004    Thereafter
                                                 (In thousands)
Senior discount notes...     --   $162,994  $186,612  $213,652  $244,610  $280,054        --
Fixed interest rate.....   14.00%    14.00%    14.00%    14.00%    14.00%    14.00%     14.00%
Principal payments......     --        --        --        --        --        --    $300,000
Nortel financing........ $27,571       --        --        --        --        --         --
Senior secured
 facility(1)............     --   $ 25,000  $ 50,000  $140,000  $126,000  $105,000        --
Variable interest
 rate(2)................   10.00%    10.00%    10.00%    10.00%    10.00%    10.00%     10.00%
Principal payments......     --        --        --        --        --   $ 14,000   $126,000

---------------------

(1) The amounts presented for periods subsequent to December 31, 1999 represent estimated year-end long-term debt balances under our senior secured financing based upon a projection of the funds borrowed under that facility pursuant to such current network build-out plan.

(2) Interest rate on our senior secured financing equals the lesser of either:

   .a base rate loan with an interest rate equal to the higher of

    .the prime rate of the Toronto-Dominion Bank, New York Branch plus 2.75% or

    .the federal fund effective rate plus 0.5%; or

  . the London interbank offered rate plus 3.75%. The London interbank offered rate is assumed to equal 6.25% for all periods presented.

   Our primary market risk exposure relates to:

  . the interest rate risk on our long-term and short-term borrowings; and

  . the impact of interest rate movements on our ability to meet interest expense requirements and meet financial covenants.

   We manage the interest rate risk on our outstanding long-term and short-term debt through the use of fixed and variable rate debt and interest rate caps under the senior secured credit agreement. While we cannot predict our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, we continue to evaluate our financial position on an ongoing basis.

Inflation

   Management believes that inflation has not had, and will not have, a material adverse effect on our results of operations.

Effect of Recently Issued Accounting Pronouncements

   On July 8, 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 137, "Deferral of the Effective Date of SFAS 133." SFAS No. 137 defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to all fiscal years beginning after June 15, 2000. We are currently evaluating the impact of adoption of SFAS No. 133. Our adoption is not expected to have a material effect on our results of operations, financial position, or cash flows.

                                    BUSINESS

   References to total population and residents are based on January 1, 1999 population estimates compiled by Rand McNally Commercial Atlas & Marketing Guide, 2000 Edition. References to markets reflect whole or partial basic trading areas, or BTAs, as defined by the Federal Communications Commission.

Overview

   We have the exclusive right to market 100% digital, 100% PCS, under the Sprint and Sprint PCS brand names to a total population of more than 7.0 million in the midwestern United States. We offer the same bundled national pricing plans and use the same sales and marketing strategies, national sales and distribution channels, centralized billing and customer care as Sprint PCS. We began providing service in December 1999 and, as of June 30, 2000, had launched service in ten markets covering approximately 1,776,000 residents and had over 14,000 customers. By the end of the third quarter of 2001, we plan to be providing coverage to approximately 67% of the total population of over 7.0 million in our territory, at which time our planned network build-out for all of our current markets will be substantially complete.

   In January 1999, we entered into the Sprint PCS agreements whereby we became the exclusive Sprint PCS affiliate for our initial territory of 15 markets with a total population of over 2.8 million in the states of Illinois and Iowa. We have completed all radio frequency design, network design, site acquisition and engineering for each of these 15 markets. By the end of September 2000, we plan to have launched service in all of our remaining initial markets, thereby substantially completing our network build-out in our initial territory. At such time, we will be providing coverage to approximately 2.1 million residents or approximately 75% of the total population in our initial territory. Following our successful initial launch, Sprint PCS selected us to be the exclusive Sprint PCS affiliate for 20 additional markets with a total population of over 4.2 million in the states of Michigan, Iowa and Nebraska. As part of this expansion, we have purchased from Sprint PCS network assets under construction in four markets in Michigan. In addition, we have been granted the option, but do not have the obligation, to add to our territory the Iowa City and Cedar Rapids, Iowa markets that Sprint PCS launched in February 1997 and to purchase from Sprint PCS related assets in those markets. Those markets have a total population of approximately 405,000 and had over 6,600 Sprint PCS subscribers as of December 31, 1999.

   Our territory includes markets in Illinois, including Peoria, Springfield, Champaign-Urbana, Decatur-Effingham, Bloomington and the Quad Cities (Rock Island and Moline, Illinois; and Davenport and Bettendorf, Iowa); Michigan, including Grand Rapids, Saginaw-Bay City, Muskegon and Traverse City; Iowa, including Waterloo-Cedar Falls and Dubuque; and eastern Nebraska. We anticipate our territory will generate significant roaming revenues for us from Sprint PCS subscribers not based in our territory who use our network. Our territory is adjacent to several important markets owned and operated by Sprint PCS including Chicago, Detroit, Des Moines, Indianapolis, Omaha and St. Louis. We benefit from more than 1,700 miles of heavily traveled interstates in our territory which connect major metropolitan and industrial areas of the midwestern United States. Over 40 colleges and universities are located in our territory with a total enrollment of approximately 200,000 students.

   The Sprint PCS agreements impose obligations and restrictions on us. We are required to comply with requirements for launch dates, coverage and technical standards of the network build-out, customer service standards, and participation in Sprint PCS national and regional distribution and national accounts programs. We are prohibited from offering Sprint PCS products and services outside our territory and on a non-branded, "private label" basis. For further information regarding the terms of the Sprint PCS agreements, see "The Sprint PCS Agreements--The Management Agreement." If the Sprint PCS agreements terminate, we will not enjoy the benefits as discussed below of our affiliation and such termination will permit Sprint PCS to purchase our operating assets or capital stock at a substantial discount from our fair market value. For further information regarding risks related to our relationship with Sprint PCS, see "Risk Factors--Risks Particular to iPCS."

Competitive Strengths

 Benefits of our Long-Term Strategic Relationship with Sprint PCS

   Our long-term strategic relationship with Sprint PCS allows us to offer high quality, nationally branded wireless services more quickly, at a lower cost and with lower initial capital requirements than would otherwise be possible. The benefits of our affiliation with Sprint PCS include the following:

   Exclusive provider of Sprint PCS products and services. We are the exclusive provider of Sprint PCS' 100% digital, 100% PCS wireless products and services in our territory. We market these products and services exclusively under the Sprint and Sprint PCS brand names.

   Immediate brand name recognition and national advertising support. We benefit from the strength and reputation of the Sprint and Sprint PCS brand names. Sprint PCS' extensive national advertising campaigns and established marketing programs are provided to us at no additional cost under our agreements with Sprint PCS. We offer the same strategic pricing plans, promotional campaigns and handset and accessory promotions as Sprint PCS, and have the flexibility to add pricing plans and marketing promotions that target local market needs.

   Nationwide digital PCS network. Our network operates with Sprint PCS' national network and will significantly extend Sprint PCS' coverage in the midwestern United States, which we believe is important to Sprint PCS' regional and national growth strategy. Our ability to provide our customers with access to Sprint PCS' national network represents a competitive advantage over other national and regional providers of wireless services.

   Established and available distribution channels. We benefit from immediate access to Sprint PCS' existing sales and distribution agreements with major national retailers who have existing store locations in our territory and Sprint PCS' other national sales and distribution channels, including:

  . the sales and distribution agreements with major national third-party retailers which collectively provide us with access to over 300 stores in our territory;

  . Sprint PCS' national inbound telemarketing sales force;

  . Sprint PCS' national accounts sales team; and

  . Sprint PCS' electronic commerce sales platform.

   Sprint PCS back office services. We utilize Sprint PCS' established back office services, including customer activation, billing and 24 hours a day, 7 days a week customer care to service our customers more effectively and economically. Use of these services has enabled us to accelerate the launch of our commercial PCS operations and significantly reduced our capital expenditures and operating costs compared with establishing and operating our own back office systems.

   Sprint PCS Wireless Web. We support and market the Sprint PCS Wireless Web service on our network. The Sprint PCS Wireless Web allows customers with data capable or web-browser enabled handsets to connect to the Internet and browse specially designed text-based web sites, including Yahoo!, Amazon.com, Bloomberg.com, CNN Interactive, MapQuest.com, Fox Sports, Ameritrade, InfoSpace.com and Weather.com. For more information on the Sprint PCS Wireless Web, see "--Products and Services--Access to the Sprint PCS Wireless Web."

   Sprint PCS licenses and long-term commitment. Sprint PCS has funded the purchases of the licenses covering our territory at a cost of over $40.5 million. As a Sprint PCS affiliate, we did not have to fund these expenditures, thereby reducing our start-up costs. The Sprint PCS agreements are for a total of 50 years, including an initial term of 20 years with three 10-year renewal terms.

   Better equipment availability and pricing. We are able to acquire our network equipment, handsets and accessories more quickly and at a significantly lower cost than we would without our strategic relationship with Sprint PCS. We purchase our network equipment, handsets and accessories under Sprint PCS' vendor contracts that provide for volume discounts. These discounts significantly reduce the overall capital required to build our network and significantly reduce our costs of handsets and accessories.

   Availability of technology and service advances developed by Sprint PCS. We benefit from Sprint PCS' extensive research and development effort, which provides us with ongoing access to new technological products and enhanced service features without significant research and development expenditures of our own. We have immediate access to any developments produced by Sprint PCS for use in our network.

 Other Competitive Strengths

   In addition to the advantages provided by our strategic relationship with Sprint PCS, we have:

   Fewer competitors and fragmented competition. We face fewer competitors in our markets than is generally the case for wireless service providers operating in larger metropolitan markets. Our markets have a limited presence of national wireless service providers. No single cellular or PCS competitor or affiliated group of competitors has existing operations covering more than 2.3 million of the residents within our territory. We expect to be the first national PCS entrant in all of our markets and the first or second PCS entrant in all but four of our markets in central Illinois, where we are third. Existing PCS competition is limited to regional carriers with small service territories and PrimeCo, which only provides service in five of our markets in Illinois. AT&T Wireless is the only cellular or PCS competitor to hold licenses in all of our markets, although it is not currently operating in any of our markets. We believe that our most extensive competition comes from the established regional cellular carriers in each of our markets, although their coverage is fragmented.

   Potential for significant Sprint PCS roaming revenue. We receive Sprint PCS roaming revenue from Sprint PCS subscribers based outside our territory who roam on our network. Our territory is adjacent to and connects several major markets owned and operated by Sprint PCS, including Chicago, Detroit, St. Louis, Indianapolis, Omaha and Des Moines. These market areas contain approximately 20 million residents. Our network contains over 1,700 interstate miles which connect these major Sprint PCS markets. The interstate corridors in our territory include:

                                                        Approximate        Approximate
                                                   total interstate miles  interstate
                                                       between major      miles covered
Interstate         Major Destination Cities             destinations         by iPCS
  I-57      Chicago, IL to Memphis, TN............           524                244
  I-74      Moline, IL to Cincinnati, OH..........           421                220
  I-55      Chicago, IL to St. Louis, MO..........           285                179
  I-80      Chicago, IL to Des Moines, IA.........           340                158
  I-35      Minneapolis, MN to Kansas City, MO....           440                133
  I-80      Omaha, NE to Cheyenne, WY.............           497                131
  I-75      Detroit, MI to Mackinaw City, MI......           291                120
  I-72      Springfield, IL to Champaign, IL......            87                 87
  I-70      St. Louis, MO to Indianapolis, IN.....           234                 84
  I-64      St. Louis, MO to Louisville, KY.......           259                 83
  I-39      Rockford, IL to Bloomington, IL.......           130                 77
  I-29      Omaha, NE to Kansas City, MO..........           187                 77
  I-96      Muskegon, MI to Detroit, MI...........           190                 76
  I-196     Benton Harbor, MI to Grand Rapids, MI.            78                 46
  I-380     Iowa City, IA to Waterloo, IA.........            82                 33
                                                           -----              -----
      Total......................................          4,045              1,748
                                                           =====              =====

For a more detailed description of Sprint PCS roaming revenue, see "--Roaming Revenue."

   Significant Sprint PCS national accounts opportunities. We participate in Sprint PCS' national accounts program which targets large companies. Several Fortune 500 companies such as State Farm Insurance, Archer Daniels Midland, Dow Chemical, John Deere and Caterpillar, as well as a number of other large companies, have their headquarters in our territory. Participation in Sprint PCS' national accounts program provides us an opportunity to participate in selling efforts focused on those companies. We have been working with Sprint PCS' national accounts team to attract, service and retain large companies with headquarters in our territory. In addition, we target other national account companies with significant operations in our territory to offer service under the terms of their national account agreements.

   Execution of our initial territory network build-out plan. In January 1999, we entered into the Sprint PCS agreements for our initial territory in Illinois and Iowa. Within ten months and ahead of the build-out requirements under the Sprint PCS agreements, we completed network construction and began providing commercial service in two of these markets covering over 590,000 residents. As of June 30, 2000, we had launched Sprint PCS service in ten markets covering approximately 1,776,000 residents and had over 14,000 customers. We are using the same implementation methodologies for the network construction in all markets in our territory.

   Fully financed business plan. We believe that the net proceeds of this offering, together with the net proceeds of our sale of the senior discount notes, the private placement of $50.0 million of convertible preferred stock to an investor group led by Blackstone, and anticipated borrowings under our new senior secured facility (the availability of which is subject to certain conditions) will be adequate to fund our network buildout, anticipated operating losses, working capital requirements and other capital needs.

Business Strategy

   We believe that the following elements of our business strategy will enable us to continue to rapidly build out our network and launch additional markets, distinguish our wireless service offerings from those of our competitors and compete successfully in the wireless communications marketplace.

   Fully leverage our strategic relationship with Sprint PCS. We are capitalizing on the extensive benefits of our strategic relationship with Sprint PCS. These benefits allow us to provide a seamless offering of products and services in our territory under the Sprint and Sprint PCS brand names that are indistinguishable from those offered by Sprint PCS nationwide. We take full advantage of Sprint PCS' national marketing programs and established sales and distribution channels to increase our sales. We use Sprint PCS' back office services, including customer activation, billing and 24 hours a day, 7 days a week customer care, and Sprint PCS' national network control center, which is responsible in conjunction with our switching centers for continually monitoring the performance of our network and providing rapid response for systems maintenance needs. The use of these back office services from Sprint PCS significantly reduces our overhead costs. We take advantage of significantly discounted prices for network equipment, handsets and accessories under Sprint PCS' vendor contracts, which further reduces our costs.

   Execute an integrated local marketing strategy. Our marketing strategy leverages Sprint and Sprint PCS' nationwide presence and brand names while at the same time establishing a strong local presence in each of our markets. We emphasize the improved clarity and quality, enhanced features and favorable pricing of Sprint PCS products and services and replicate the marketing strategies that have resulted in Sprint PCS becoming the fastest growing U.S. wireless carrier. In addition, on the local level, we are:

  . establishing 19 Sprint PCS sales and service centers in markets within our territory;

  . establishing local third-party sales and distribution relationships on an as-needed basis;

  . directing our media efforts at the community level by advertising in local publications, radio and television; and

  . sponsoring local and regional events.

   Continue to execute build-out plan and rapid deployment. We plan to continue the rapid construction and build-out of our technologically advanced 100% digital, 100% PCS wireless network. Our strategy is to build out network service to metropolitan areas and the interstates and primary roads connecting these areas, and then to cover the smaller population and business centers. We intend to continue to rely on experienced third-party strategic partners for radio frequency design, network engineering and optimization, site acquisition, project management and construction management services.

   Explore strategic opportunities to expand our territory. We continually evaluate expansion opportunities and, subject to the availability of financing, may strategically expand our territory. We have been granted the option, but do not have the obligation, to purchase the Iowa City and Cedar Rapids, Iowa markets that have already been launched by Sprint PCS. For more information on the option, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Option Territory."

Sprint PCS

   Sprint PCS, a wholly owned subsidiary of Sprint, operates the only nationwide 100% digital, 100% PCS wireless network in the United States and has licenses to provide wireless service nationwide including Hawaii, Puerto Rico and the U.S. Virgin Islands. Sprint PCS operates its PCS network in major metropolitan markets throughout the United States and has entered into agreements with affiliates with territories ranging in total population from 300,000 to 9.9 million to build out and manage networks in smaller metropolitan areas and along major highways. The Sprint PCS network uses CDMA technology nationwide.

   Sprint PCS launched its first commercial PCS service in the United States in November 1995 and has experienced rapid growth, providing service to over 6.5 million customers as of March 31, 2000. For each of the six calendar quarters prior to and including the quarter ended March 31, 2000, Sprint PCS has recorded the largest number of new subscribers added by a U.S. wireless services provider. In the fourth quarter of 1999, Sprint PCS added over 1 million subscribers, the largest single quarter ever recorded by a U.S. wireless service provider. The Sprint PCS network (including the portions of the network owned, constructed and operated by the 18 affiliates) operates the largest 100% digital, 100% PCS nationwide wireless network in the United States, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities across the country. Sprint PCS has licensed PCS coverage of nearly 270 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. However, Sprint PCS does not currently offer PCS services in every state in the United States. The following table, showing the quarterly end-of-period subscriber data for Sprint PCS, illustrates Sprint PCS' subscriber growth from the beginning of 1997 to the end of the first quarter of 2000.

                        [Bar Chart of Subscriber Growth]

   Statements in this prospectus regarding Sprint Corporation or the Sprint PCS group of companies, which we refer to as Sprint PCS, are derived from information contained in the periodic reports and other documents filed with the Securities and Exchange Commission by Sprint and Sprint PCS, or press releases issued by Sprint and Sprint PCS.

Markets

   Our territory includes 35 markets containing a total population of over 7.0 million residents in Illinois, including Peoria, Springfield, Champaign-Urbana, Decatur-Effingham, Bloomington and the Quad Cities (Rock Island and Moline, Illinois; and Davenport and Bettendorf, Iowa); Michigan, including Grand Rapids, Saginaw-Bay City, Muskegon and Traverse City; Iowa, including Waterloo-Cedar Falls and Dubuque; and eastern Nebraska. We are the exclusive provider of Sprint PCS products and services in these markets which are adjacent to several major metropolitan operational markets in the midwestern United States which are owned and operated by Sprint PCS including Chicago, Detroit, Des Moines, Indianapolis, Omaha and St. Louis. We believe connecting existing Sprint PCS markets is important to Sprint PCS' strategy to provide seamless, nationwide PCS service. We have been granted the option, but do not have the obligation, to add to our territory the Iowa City and Cedar Rapids, Iowa markets that Sprint PCS launched in February 1997 and to purchase from Sprint PCS related assets and subscriber accounts in those markets. These markets have a total population of approximately 405,000 and had over 6,600 Sprint PCS subscribers as of December 31, 1999.

   The following table lists in order of the calendar quarter of actual or expected commercial launch of network coverage, the market, megahertz of spectrum, estimated total population, estimated covered population and estimated covered population as a percentage of total population for each of the markets that comprise our territory, but does not include the Iowa City and Cedar Rapids, Iowa markets that we have the option to add to our territory as described above. As of June 30, 2000, we have launched the following markets:
Davenport, Iowa/Moline, Illinois; Bloomington, Illinois; Peoria, Illinois; Springfield, Illinois; St. Louis, Missouri (partial); LaSalle-Peru-Ottawa-Streator, Illinois; Decatur-Effingham, Illinois; Champaign-Urbana, Illinois; Kankakee, Illinois; and Galesburg, Illinois. The number of our 14,000 customers as of June 30, 2000 who are located in these launched markets varies based upon the total population of the market, how long the markets have been launched and the extent of our marketing efforts to date in such markets. The estimated covered population represents the total potential customers rather than our expected customers in such markets.

                                                                         Estimated
                                                      Estimated    Covered Population as
Basic Trading Area Market   MHz of  Estimated Total    Covered        a Percentage of
(1)                        Spectrum  Population (2) Population (3)   Total Population

Davenport, IA/Moline, IL.     30         430,000        380,000              88%
Bloomington, IL..........     10         232,000        210,000              91%
                                       ---------      ---------
  Total Year 1999........                662,000        590,000              89%
                                       =========      =========

Peoria, IL...............     10         465,000        320,000              69%
Springfield, IL..........     10         266,000        215,000              81%

St. Louis, MO
 (partial) (3)...........     30          47,000         22,000              47%
                                       ---------      ---------
 Subtotal (Q1 2000)......                778,000        557,000              72%
                                       ---------      ---------
LaSalle-Peru-Ottawa-
 Streator, IL............     20         152,000        120,000              79%
Decatur-Effingham, IL....     10         248,000        176,000              71%
Champaign-Urbana, IL.....     10         219,000        190,000              87%
Kankakee, IL.............     20         135,000         96,000              71%
Galesburg, IL............     10          74,000         47,000              64%
                                       ---------      ---------
 Subtotal (Q2 2000)......                828,000        629,000              76%
                                       ---------      ---------

Clinton, IA/Sterling, IL.     30         147,000        100,000              68%
Mt. Vernon-Centralia, IL.     30         122,000         62,000              51%
Danville, IL.............     20         112,000         68,000              61%
Jacksonville, IL.........     10          71,000         35,000              49%
Mattoon, IL..............     10          63,000         56,000              89%
                                       ---------      ---------
 Subtotal (Q3 2000)......                515,000        321,000              62%
                                       ---------      ---------
  Total Year 2000........              2,783,000      2,097,000              75%
                                       =========      =========


                                                                         Estimated
                                                      Estimated    Covered Population as
Basic Trading Area Market   MHz of  Estimated Total    Covered        a Percentage of
(1)                        Spectrum  Population (2) Population (3)   Total Population

Grand Rapids, MI.........     30       1,036,000        850,000              82%
Saginaw-Bay City, MI.....     30         632,000        400,000              63%
Muskegon, MI.............     30         220,000        140,000              64%
Lansing, MI (partial)
 (3).....................     30          62,000         43,000              69%
Battle Creek, MI
 (partial)(3)............     30          55,000         20,000              36%
                                       ---------      ---------
 Subtotal (Q1 2001)......              2,005,000      1,453,000              72%
                                       ---------      ---------

Waterloo-Cedar Falls, IA.     30         261,000        153,000              59%
Traverse City, MI........     30         236,000        105,000              44%
Dubuque, IA..............     30         178,000        107,000              60%
Des Moines, IA
 (partial)(3)............     30         171,000         82,000              48%
Burlington, IA...........     30         137,000         97,000              71%
Mount Pleasant, MI.......     30         129,000         79,000              61%
Ottumwa, IA..............     30         124,000         66,000              53%
Marshalltown, IA.........     30          57,000         34,000              60%
                                       ---------      ---------
 Subtotal (Q2 2001)......              1,293,000        723,000              56%
                                       ---------      ---------
Omaha, NE (partial) (3)..     30         249,000        118,000              47%
Grand Island-Kearney, NE.     30         147,000         95,000              65%
Fort Dodge, IA...........     30         128,000         47,000              37%
Mason City, IA...........     30         116,000         50,000              43%
Norfolk, NE..............     30         112,000         40,000              36%
Lincoln, NE (partial)
 (3).....................     30          98,000         27,000              28%
Hastings, NE.............     30          72,000         39,000              54%
                                       ---------      ---------
 Subtotal (Q3 2001)......                922,000        416,000              45%
                                       ---------      ---------
  Total Year 2001........              7,003,000      4,689,000              67%
                                       =========      =========

---------------------
(1) Expected commercial launch dates for these markets may change based on a number of factors, including shifts in populations, target markets or network focus, changes or advances in technology, acquisition of other markets and delays in market build-out due to reasons identified in "Risk Factors--Risks Particular to iPCS."
(2) Estimated population is based on January 1, 1999 estimates compiled by Rand McNally Commercial Atlas & Marketing Guide, 2000 Edition.

(3) Estimated covered population for these markets reflects only those residents which are expected to be covered, not the total population in the entire basic trading area.

Network Build-Out Plan

   In December 1999, we launched service in the Bloomington, Illinois and the Quad Cities (Rock Island and Moline, Illinois; and Davenport and Bettendorf,
Iowa) markets covering over 590,000 residents. By the end of March 2000, we launched service in the Peoria and Springfield, Illinois and St. Louis, Missouri markets covering approximately 557,000 residents. By the end of June 2000, we launched service in the LaSalle-Peru-Ottawa-Streator, Illinois, Decatur-Effingham, Illinois, Champaign-Urbana, Illinois, Kankakee, Illinois and Galesburg, Illinois markets covering approximately 629,000 residents. By the end of September 2000, we expect to have substantially completed the build-out of all remaining metropolitan markets and major interstate routes in our initial territory. After completing the build-out of our initial territory we will be covering approximately 2.1 million residents or 75% of the total population of our initial territory.

   Following our successful build-out and initial launch, Sprint PCS agreed to amend the Sprint PCS agreements to expand our territory to include 20 additional markets with a total population of approximately 4.2 million in the states of Michigan, Iowa and Nebraska. As part of this expansion, we have purchased from Sprint PCS network assets under construction in four markets in Michigan.

   By the end of the third quarter of 2001, we plan to be substantially complete with our build-out and we anticipate covering 4.7 million residents, or 67% of the total population, in our territory. Our build-out plan exceeds the network build-out requirements under the Sprint PCS agreements.

   As part of the expansion of our territory, we have been granted the option, but do not have the obligation, to add to our territory the Iowa City and Cedar Rapids, Iowa markets that have already been launched by Sprint PCS. These markets have a total population of approximately 405,000 and had 6,600 Sprint PCS subscribers as of December 31, 1999. Our option expires on January 31, 2001. The purchase price payable by us for the purchase of assets and subscriber accounts upon exercise of the option was initially approximately $25.2 million and increases monthly to a purchase price of approximately $28.8 million in January, 2001. The purchase price is subject to upward adjustment based upon the number of subscribers in the two additional markets at the option exercise date, as described more fully under "The Sprint PCS Agreements--Option Territory." We would become the manager of all Sprint PCS subscribers in these markets upon the closing of the asset purchase.

   As part of our network build-out strategy, we entered into certain outsourcing relationships with third parties to assist us in building out our network. We believe that these relationships have resulted in a more timely, efficient and cost effective build-out process.

   Radio frequency design. Wavelink Engineering has been contracted to provide all radio frequency design, engineering and optimization for our initial territory. Wavelink has performed radio frequency design services for Sprint PCS as well as other Sprint PCS affiliates. Based upon its engineering designs, Wavelink assisted us in determining the required number of cell sites to operate the network and identified the general geographic areas in which each of the required cell sites would be located. Wavelink has also performed optimization tests prior to and after our market launches.

   Site acquisition, project management and construction. Communications Management Specialists, Inc., or CMS, was engaged to provide "turn-key" site acquisition, project management and construction management services for our initial territory. CMS has performed similar services for Sprint PCS as well as other Sprint PCS affiliates.

   CMS identifies and acquires the sites on which we locate the towers, antennae and other equipment necessary for the operation of our network. After radio frequency design identifies the general geographic area in which to locate cell sites, CMS surveys potential sites to identify two potential tower sites within each geographic search area. CMS evaluates the alternative sites within each of the identified geographic search areas, giving consideration to various engineering criteria as well as the costs to be incurred to acquire and construct a tower on the site. We pay CMS fixed fees for its services.

   We acquire and make operational a cell site in three ways:

  . co-location on an existing tower owned by third parties;

  . construction of a new tower ourselves; or

  . construction of a new tower by an independent build-to-suit company.

   Generally, we prefer to co-locate with other wireless carriers or tower companies by leasing space on an existing tower or building. The advantages of co-location are that there are lower construction costs to us associated with the building of a tower and any zoning difficulties have likely already been resolved. In situations where co-location is not appropriate, we will acquire the site and hire third parties to construct the tower. Upon completion, we generally sell the tower and lease it back from the buyer. We have entered into a tower sale and lease-back agreement with American Tower Corporation, one of the largest tower companies in the United States, for the towers that we construct in our initial territory. We believe that we have a favorable lease rate for the towers subject to the sale lease-back agreement. These leases run for initial terms of ten years with three additional five-year renewal terms. By structuring our sale and lease-back on this basis, we are able to retain complete control of the tower site selection process and retain the flexibility of not having our capital tied up in tower ownership.

   In situations where we determined that neither co-location nor site acquisition was appropriate, we would arrange for the construction of a tower on a build-to-suit basis by an independent tower construction company who would acquire the site, build the tower and lease it to us. The principal advantage of this method is that it reduces our capital expenditures.

   We expect that approximately 580 sites will be required to achieve our planned 67% coverage of the residents in our territory. Of those 580 sites, we believe that approximately 350 will be co-location sites. We plan to construct towers for the remaining 230 sites. Of the 230 towers, we plan to sell and lease back 100 towers under our existing agreement with American Tower. The remaining 130 new towers may be sold to a tower company or we may choose to build in accordance with a traditional build-to-suit arrangement.

   Microwave relocation. Prior to the FCC's auction of PCS licenses in the 1850 to 1970 MHz frequency bandwidths, various fixed microwave operators used these frequencies. The FCC has established procedures for PCS licensees to relocate these existing microwave paths, generally at the PCS licensee's expense. Sprint PCS relocates the microwave paths that use bandwidth owned by Sprint PCS, and is analyzing these relocations as we continue the build-out of our network. Sprint PCS is also paying for a portion of the relocation costs. Sprint PCS has completed relocation for all microwave paths in our initial territory. Some microwave clearing has been completed in our expansion territory. After adjusting for all cost sharing for relocations performed by other PCS licensees and from Sprint PCS, we expect to spend a total of approximately $2.0 million for microwave relocation expenses.

   Switching centers. We will use three switching centers to provide service to our network. Each switching center will serve several purposes, including, among other things, routing calls, managing call handoff, managing access to landlines and providing access to voice mail. In November 1999, we commenced operations at our first switching center in Gridley, Illinois to support our initial territory. We will construct an additional switching center in Michigan and another in a location to be determined.

   Interconnection. Our network connects to the landline telephone system through local exchange carriers. Through our Sprint PCS agreements, we benefit from Sprint PCS-negotiated interconnection agreements with local exchange carriers.

   Long distance and back haul. We have entered into an agreement with Sprint, which provides us long distance services at the same preferred rates made available to Sprint PCS.

   Network communications equipment. Nortel supplies the radio base stations, switches and other related PCS transmission equipment, software and services necessary for our network build-out. Nortel has assigned a dedicated project management team to assist us in the installation and testing of the transmission equipment.

   Network monitoring systems. We utilize Sprint PCS' Network Operations Control Center for around-the-clock monitoring as well as our own switching center capabilities for our network base stations and switches.

Nortel Equipment Agreement

   We have entered into a three year equipment purchase agreement with Nortel for our network equipment and infrastructure, including switches and base station controllers for our initial territory. Pursuant to the equipment agreement, Nortel also provides installation services for the equipment and grants us a nonexclusive license to use all the software associated with the Nortel equipment. During the remaining term of the agreement, we have committed to purchase $32.8 million of equipment and services from Nortel. We submit purchase orders to Nortel for the equipment and services as needed. Under the agreement, we receive a discount on the network equipment and services because of our affiliation with Sprint PCS. If our affiliation with Sprint PCS ends, Nortel has the right to either terminate the agreement or, with our consent, modify the agreement to establish new prices, terms and conditions.

Products and Services

   We offer established Sprint PCS products and services throughout our territory under the Sprint and Sprint PCS brand names. Our products and services are designed to mirror the service offerings of Sprint PCS and to integrate with the Sprint PCS nationwide network. Sprint PCS operates the largest 100% digital, 100% PCS nationwide wireless network in the United States, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities across the country. Sprint PCS has licensed PCS coverage of nearly 270 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. The Sprint PCS service package we offer includes the following:

   100% digital wireless mobility with national service. Our network is part of the largest 100% digital, 100% PCS wireless network in the nation. We offer enhanced voice clarity, advanced features and simple, affordable Sprint PCS' Free and Clear pricing plans. These plans include long distance and wireless airtime minutes for use throughout the Sprint PCS network at no additional charge.

   Access to the Sprint PCS Wireless Web. We support and market the Sprint PCS Wireless Web throughout our network. The Sprint PCS Wireless Web allows subscribers with data capable handsets to connect their portable computers or personal digital assistants to the Internet. Sprint PCS subscribers with data capable handsets also have the ability to receive periodic information updates such as stock prices, airline schedules, sports scores and weather reports directly on their handsets. Sprint PCS subscribers with web-browser enabled handsets have the ability to connect to and browse specially designed text-based Internet sites on an interactive basis. Sprint PCS has agreements with Internet providers including Yahoo!, Amazon.com, Bloomberg.com, CNN Interactive, MapQuest.com, Fox Sports, Ameritrade, InfoSpace.com and Weather.com to provide services for the Sprint PCS Wireless Web. Sprint PCS offers various pricing options including a fixed number of updates or a bundle of data minutes as add-ons to existing Sprint PCS' Free and Clear pricing plans or a bundle of minutes for a set price that can be used for either data or voice.

   Nationwide service. Our customers are able to use Sprint PCS services throughout the Sprint PCS network. Dual-band/dual-mode handsets allow roaming on wireless networks where Sprint PCS is not available and with which Sprint PCS has roaming agreements. When roaming outside the Sprint PCS network, additional roaming fees are billed to Sprint PCS subscribers.

   Pricing and features. Sprint PCS' pricing plans are typically structured with monthly recurring charges, large local calling areas, bundles of minutes and service features such as voicemail, caller ID, call waiting, call forwarding and three-way calling. The increased capacity of CDMA technology allows Sprint PCS to offer high usage subscriber plans at per-minute rates lower than analog cellular and certain digital products. All of Sprint PCS' current national plans:

  . include minutes that can be used on any portion of the nationwide Sprint
    PCS network with no roaming charges for the subscriber;

  . offer advanced features and generally require no long-term contracts;

  . offer a selection of handsets to meet the needs of individual consumers and businesses; and

  . provide a limited-time, money back guarantee on Sprint PCS handsets.

   In addition, Sprint PCS' Free and Clear pricing plans include long distance calling from anywhere on the Sprint PCS network to anywhere in the United States.

   Advanced handsets and longer battery life. We primarily offer a selection of dual-band handsets with various advanced features and technology, such as Internet readiness described in "--Access to the Sprint PCS Wireless Web" above. All handsets are equipped with pre-programmed features such as caller ID, call waiting, phone books, speed dial and last number redial and are sold under the Sprint and Sprint PCS brand names. CDMA handsets weighing approximately 5 to 7 ounces offer up to five days of standby time and approximately four hours of talk time. We also offer dual-band/dual-mode handsets that allow customers to make and receive calls on both PCS and cellular frequency bands with the applicable digital or analog technology. These handsets allow roaming on cellular networks where Sprint PCS digital service is not available. When roaming in analog markets, stand-by and talk times are greatly reduced.

   Improved voice clarity and quality. We believe that CDMA technology offers significantly improved voice clarity and quality, compared to existing analog, and TDMA and GSM digital networks, more powerful error correction, less susceptibility to call fading and enhanced interference rejection, all of which result in fewer dropped calls. See "--CDMA Technology" for a discussion of the reasons CDMA technology offers improved voice clarity and quality.

   Privacy and security. Sprint PCS provides secure voice transmissions encoded into a digital form to prevent eavesdropping and unauthorized cloning of subscriber identification numbers.

   Easy activation. Customers can purchase a shrink-wrapped Sprint PCS handset off the shelf at a retail location and activate their service by calling customer service, which can activate the handset over the air. We believe over-the-air activation reduces the training requirements for salespersons at the national retailer locations. Our customers can also activate their service at any of Sprint PCS sales and service centers with the assistance of trained customer service representatives.

   Customer care. Sprint PCS provides customer care services to our customers under the Sprint PCS agreements. Sprint PCS offers 24 hours a day, seven days a week customer care. Our customers can call the Sprint PCS toll-free customer care number from anywhere. All Sprint PCS phones are pre-programmed with a speed dial feature that allows our customers to easily reach customer care at any time on the Sprint PCS network. In addition, our customers can also obtain customer service and assistance at any Sprint PCS store throughout the country.

   Other services. In addition to these services, we may also offer wireless local loop services in our territory. Wireless local loop is both a wireless alternative and supplemental service for the landline-based telephones in homes and businesses. We also believe that new features and services will be developed on the Sprint PCS nationwide network to take advantage of CDMA technology. As a leading wireless provider, Sprint PCS conducts ongoing research and development to produce innovative services that give Sprint PCS a competitive advantage. We offer a portfolio of products and services developed by Sprint PCS to accommodate the growth in, and the unique requirements of, high speed data traffic. We provide a number of applications for wireless data services including facsimile and Internet access.

Roaming Revenue

 Sprint PCS Roaming

   When Sprint PCS subscribers based outside of our territory use our network, we collect roaming revenue from Sprint PCS based on a per-minute fee and when our customers use the Sprint PCS network outside of our territory, we pay to Sprint PCS roaming charges based on a per-minute fee. Pursuant to the Sprint PCS agreements, Sprint PCS has the discretion to change the per-minute roaming rate for Sprint PCS roaming fees after December 31, 2001. Because we serve smaller metropolitan areas adjacent to larger metropolitan areas, we believe inbound Sprint PCS roaming will exceed outbound Sprint PCS roaming. See "Risk Factors--Risks Particular to iPCS--We may not receive as much Sprint PCS roaming revenue as we anticipate, our non-Sprint PCS roaming revenue is likely to be low adversely affecting our revenues, and we may have higher payments to Sprint PCS for usage by our customers of the Sprint PCS network than we anticipate."

 Non-Sprint PCS Roaming

   The term "non-Sprint PCS roaming" is used when non-Sprint PCS subscribers use our network and when our customers use a non-Sprint PCS network. Pursuant to roaming agreements between Sprint PCS and other wireless service providers, when other wireless service provider subscribers use our network, we earn roaming revenue. These wireless service providers must pay fees for their subscribers' use of our network, and as part of our collected revenues, we are entitled to 92% of the fees. Currently, pursuant to the Sprint PCS agreements, Sprint PCS bills these wireless service providers for these fees. When wireless service providers provide service to our customers, we pay those service providers roaming fees and our customers incur roaming fees at rates specified in their contracts. As a result, we retain the collection risk from our customers for non-Sprint PCS roaming charges incurred by them. We are entitled to 100% of the non-Sprint PCS roaming fees collected from our customers. Currently, pursuant to the Sprint PCS agreements, Sprint PCS bills our customers for the roaming fees, and pays us the fees it has collected on a monthly basis.

Marketing Strategy

   Our marketing and sales strategy utilizes Sprint PCS' proven strategies and developed national sales and distribution channels tailored to our specific territory.

   Use Sprint PCS' brand equity and marketing. We feature exclusively and prominently the nationally recognized Sprint and Sprint PCS brand names in our marketing effort. From our customers' point of view, they use our network and the Sprint PCS national network seamlessly as a unified nationwide network.

   Pricing. Our use of the Sprint PCS national pricing strategy offers our customers simple, easy-to-understand service plans. Sprint PCS' pricing plans are typically structured with monthly recurring charges, large local calling areas, bundles of minutes and service features such as voicemail, caller ID, call waiting, call forwarding and three-way calling. Lower per-minute rates relative to analog cellular providers are possible in part because the CDMA system that Sprint PCS utilizes has greater capacity than current analog cellular systems, enabling Sprint PCS to market high usage customer plans at lower prices. In addition, Sprint PCS' national Free and Clear plans, which offer simple, affordable plans for every consumer and business customer, include long distance calling from anywhere on its nationwide network.

   Local focus. Our local focus enables us to supplement Sprint PCS' marketing strategies with our own strategies tailored to each of our specific markets. These include attracting local businesses as agents to enhance our sales and distribution channels and drawing on our management team's experience in the midwestern United States. We use local radio, television and newspaper advertising to sell our products and services in each of our markets. We have established a local sales force to execute our marketing strategy through our Sprint PCS stores. We currently own and operate five Sprint PCS stores and plan to open an additional 14 stores throughout our territory. We also employ a direct sales force dedicated to business sales.

   Advertising and promotions. Sprint PCS uses national as well as regional television, radio, print, outdoor and other advertising campaigns to promote its products. We benefit from this national advertising in our territory at no additional cost to us. Sprint PCS also runs numerous promotional campaigns which provide customers with benefits such as additional features at the same rate, free minutes of use for limited time periods or special prices on handsets and other accessories. We are able to purchase promotional materials related to these programs from Sprint PCS at their cost. In addition, RadioShack and national third-party retail stores in our territory run numerous promotional campaigns.

   Sponsorships. Sprint PCS sponsors numerous national, regional and local events. These sponsorships provide Sprint PCS with brand name and product recognition in high profile events, provide a forum for sales and promotional events and enhance our promotional efforts in our territory. Additionally, we sponsor other local events in our territory to increase customer awareness of the Sprint PCS network.

   Bundling of services. We plan to take advantage of the complete array of communications services offered by bundling Sprint PCS services with other Sprint products, such as long distance and Internet access for homes and businesses.

Sales and Distribution

   Our sales and distribution plan mirrors Sprint PCS' proven multiple channel sales and distribution plan. Key elements of our sales and distribution plan consist of the following:

   Sprint store within a RadioShack store. Sprint has an exclusive arrangement with RadioShack to install a "store within a store," making Sprint PCS the exclusive brand of PCS sold through RadioShack stores where Sprint PCS service is available. RadioShack has over 100 stores in our territory which will be available to offer Sprint PCS products and services to our customers once we have launched service in the market where the store is located.

   Other national third-party retail stores. In addition to RadioShack, we benefit from the sales and distribution agreements established by Sprint PCS with other national retailers which currently include Best Buy, Circuit City, Kmart, Staples, Target, Office Max, Office Depot and Ritz Camera. These retailers and others have over 200 additional retail stores in our territory to which we have access. We believe the number of stores will increase over time as Sprint PCS adds national retailers and as these national retailers add stores in our territory.

   Local third-party retail stores. We benefit from the sales and distribution agreements which we enter into with local retailers in our territory. We have entered into sales and distribution agreements with over 16 local stores in our territory and expect the number to increase.

   Sprint PCS stores. We currently own and operate five Sprint PCS stores in our territory and plan to open an additional 14 stores as we continue to launch service in additional markets. These stores are located in metropolitan markets within our territory, providing us with a strong local presence and a high degree of visibility. We train our sales representatives to be informed and persuasive advocates for Sprint PCS' services. Following the Sprint PCS model, these stores have been designed to facilitate retail sales, bill collection and customer service.

   National accounts and direct selling. We participate in Sprint PCS' national accounts program. Sprint PCS has a national accounts team which focuses on the corporate headquarters of large companies. Several Fortune 500 companies such as State Farm Insurance, Archer Daniels Midland, Dow Chemical, John Deere and Caterpillar, as well as other large companies, have their headquarters in our territory. In addition, once a Sprint PCS national account manager reaches an agreement with any company headquartered outside of our territory, we service the offices and subscribers of that company located in our territory. Participation in Sprint PCS' national accounts program provides us an opportunity to participate in selling efforts focused on these companies. Our direct sales force will target the employees of these companies in our territory and cultivate other local business customers.

   Inbound telemarketing. Sprint PCS provides inbound telemarketing sales to answer our prospective customers' calls. As the exclusive provider of Sprint PCS products and services in our territory, we use the national Sprint 1-800-480-4PCS number campaigns that generate call-in leads. These leads are then handled by Sprint PCS' inbound telemarketing group and the new subscriber becomes our customer.

   Electronic commerce. Sprint PCS launched an Internet site in December 1998 at www.sprintpcs.com, which contains information on Sprint PCS products and services. A visitor to Sprint PCS' Internet site can order and pay for a handset and select a rate plan. Subscribers visiting the site can review the status of their account, including the number of minutes used in the current billing cycle. Site visitors in our territory who purchase products and services over the Sprint PCS Internet site will be our customers.

CDMA Technology

   The Sprint PCS national network uses digital code division multiple access, or CDMA, as its signal transmission technology. There are two other principal signal transmission technologies: time division multiple access, or TDMA, and global system for mobile communications, or GSM. Major wireless providers who use TDMA technology include AT&T Wireless and SBC/CellularOne. Major wireless providers who use GSM technology include BellSouth, VoiceStream Communications, Omnipoint and Aerial. We believe that CDMA provides important system performance benefits such as:

   Greater capacity. We believe, based on studies by CDMA manufacturers, that CDMA systems can provide system capacity that is approximately seven to ten times greater than that of current analog technology and approximately three times greater than TDMA or GSM systems.

   Privacy and security. One of the benefits of CDMA technology is that it combines a constantly changing coding scheme with a low power signal to enhance call security and privacy.

   Soft hand-off. CDMA systems transfer calls throughout the CDMA network using a technique referred to as a soft hand-off, which connects a mobile customer's call with a new base station while maintaining a connection with the base station currently in use. CDMA networks monitor the quality of the transmission received by multiple base stations simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell unless replaced by a stronger signal from another base station. Analog, TDMA and GSM networks use a "hard hand-off" and disconnect the call from the current base station as it connects with a new one without any simultaneous connection to both base stations.

   Simplified frequency planning. Frequency planning is the process used to analyze and test alternative patterns of frequency use within a wireless network to minimize interference and maximize capacity. Unlike TDMA and GSM-based systems, CDMA-based systems can reuse the same subset of allocated frequencies in every cell, substantially reducing the need for costly frequency reuse patterning and constant frequency plan management.

   Longer battery life. Due to their greater efficiency in power consumption, CDMA handsets can provide longer standby time and more talk time availability when used in the digital mode than handsets using alternative digital or analog technologies.

   While CDMA has the inherent benefits discussed above, TDMA networks are generally less expensive when overlaying existing analog systems since the TDMA spectrum usage is more compatible with analog spectrum planning. Multi-vendor equipment has only recently become available for CDMA, while GSM has had the technology available; as a result, GSM is used more widely throughout the world than CDMA and as a result currently offers greater economies of scale for handset and equipment purchases. A standards process is also underway which will allow wireless handsets to support analog, TDMA and GSM technologies in a single unit.

Competition

   We compete in our territory with regional and national cellular, PCS and other wireless providers. The cellular providers in our territory serve different geographic segments of our territory, with no cellular carrier providing complete coverage throughout our territory. SBC/CellularOne covers much of central Illinois and Nebraska but does not provide service in Peoria, the Quad Cities or in Michigan. Other cellular providers such as ALLTEL, Ameritech, CenturyTel, AirTouch and GTE Wireless all have similar limited coverage areas. Other PCS competitors such as NPI Wireless, Omnipoint, Iowa Wireless, PrimeCo and Amica Wireless operate in certain portions of our territory but none provides the scope of coverage that we offer in these markets. Of the PCS providers, only AT&T Wireless holds licenses to provide service in all of our markets, however it currently does not provide service in any of the markets in our territory. Nextel and Nextel Partners provide service in our Michigan markets, and we believe are building networks in five of our Illinois markets.

   Our ability to compete effectively with these other providers will depend on a number of factors, including the continued success of CDMA technology in providing better call clarity and quality as compared to analog cellular systems, Sprint PCS' competitive pricing with various options suiting individual customer's calling needs, the continued expansion and improvement of the Sprint PCS nationwide network, our extensive direct and indirect sales channels, our centralized Sprint PCS customer care systems, and our selection of handset options.

   Currently, we believe that our most formidable competition is from cellular providers, many of which have been operating in our markets and building their customer bases for a number of years and have greater financial resources and customer bases. Some of our competitors have access to more licensed spectrum than the 10 or 20 MHz licensed to Sprint PCS in certain markets in parts of Illinois. Some of our competitors also have established infrastructures, marketing programs and brand names. In addition, certain competitors may be able to offer coverage in areas not served by our network, or, because of their calling volumes or their affiliations with, or ownership of wireless providers, may be able to offer roaming rates that are lower than those offered by Sprint PCS. PCS operators will likely compete with us in providing some or all of the services available through the Sprint PCS network and may provide services that we do not. Additionally, we expect that existing cellular providers will continue to upgrade their systems to provide digital wireless communication services competitive with Sprint PCS.

   The following table details our primary operational competitors within each of our three primary geographical markets: Illinois and the Iowa Quad Cities markets (total population of approximately 2.8 million), Michigan markets (total population of approximately 2.4 million) and Iowa and Nebraska markets (total population of approximately 1.8 million) and the type of wireless commercial service (cellular, PCS or enhanced specialized mobile radio service, or ESMR), that each of our competitors deploys:

                        COMPETITORS BY GEOGRAPHIC MARKET

                                                              Cellular/
                                                                PCS/
                                                  Primary       ESMR
Geographic Market                               Competitors    Service
Illinois (including Iowa Quad Cities markets)  ALLTEL         Cellular
                                               Ameritech      Cellular
                                               CellularOne    Cellular
                                               GTE Wireless   Cellular
                                               USCellular     Cellular
                                               Amica Wireless PCS
                                               Iowa Wireless  PCS
                                               PrimeCo        PCS
                                               Nextel         ESMR
Michigan markets                               AirTouch       Cellular
                                               CenturyTel     Cellular
                                               NPI Wireless   PCS
                                               OmniPoint      PCS
                                               Nextel         ESMR
Iowa and Nebraska markets                      ALLTEL         Cellular
                                               CellularOne    Cellular
                                               USCellular     Cellular
                                               Iowa Wireless  PCS

   We also face limited competition from "resellers" which provide wireless service to customers but do not hold FCC licenses or own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public. Thus, a reseller is both a customer of a wireless licensee's services and also a competitor of that and other licensees. The FCC requires all cellular and PCS licensees to permit resale of carrier service to a reseller. Currently, we do not use resellers to market our services.

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

Although Sprint PCS is required to resell PCS in our markets, currently there is no reseller of Sprint PCS in our markets. Any reseller of Sprint PCS could not use the Sprint PCS service marks in our markets except for the limited purpose of describing their handsets as operational on the Sprint PCS network.

   In addition, we will compete with paging, dispatch and other mobile telecommunications companies in our markets. Potential users of PCS systems may find their communications needs satisfied by other current and developing technologies. One or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential customers who do not need immediate two-way voice communications.

   In the future, we expect to face increased competition from entities providing similar services using other communications technologies, including satellite-based telecommunications and wireless cable systems. While few of these technologies and services are currently operational in areas outside our territory, others are being developed or may be developed in the future.

   Over the past several years the FCC has auctioned and will continue to auction large amounts of wireless spectrum that could be used to compete with PCS. Based upon increased competition, we anticipate that market prices for two-way wireless voice and data services generally will decline in the future. We will compete to acquire and retain customers principally on the basis of services and features, the size and location of our territory, network coverage and reliability, customer care and pricing. Our ability to compete successfully will also depend, in part, on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.

Industry Background

   Wireless communications systems use a variety of radio frequencies to transmit voice and data. Broadly defined, the wireless communications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as cellular telephone services, PCS and enhanced specialized mobile radio services.

   Since the introduction of commercial cellular service in 1983, the wireless communications industry has experienced dramatic growth. The number of wireless subscribers for cellular, PCS and enhanced specialized mobile radio service has increased from an estimated 203,600 in June 1985 to an estimated 86.0 million as of December 1999, according to the Cellular Telecommunications Industry Association, an international association for the wireless industry. The following chart sets forth statistics for the domestic wireless telephone industry as a whole, as published by the Cellular Telecommunications Industry Association.

                                                Year Ended December 31,
                                       -----------------------------------------
                                        1994   1995   1996   1997   1998   1999
Wireless Industry Statistics(1)
Total service revenues (in billions).  $14.2  $19.1  $23.6  $27.5  $33.1  $40.0
Wireless subscribers at end of period
 (in millions).......................   24.1   33.8   44.0   55.3   69.2   86.0
Subscriber growth....................   50.8%  40.0%  30.4%  25.6%  25.1%  24.3%
Average local monthly bill(2)........  $56.21 $51.00 $47.70 $42.78 $39.43 $41.24

---------------------
(1) Reflects domestic commercial cellular, enhanced specialized mobile radio service and PCS providers.
(2) Does not include revenue from roaming and long distance.

   Paul Kagan Associates, Inc., an independent media and telecommunications research firm, estimates in its publication, Kagan's Wireless Telecom Investor--September 1999, that the number of wireless users will increase to approximately 169.1 million by the end of 2003 and 235.1 million by the end of 2009. This growth is expected to be driven largely by a substantial projected increase in PCS users who are forecast to account for approximately 37.5% of total wireless users in 2003 and 47.9% in 2009, representing a significant increase from approximately 17.6% as of the end of 1999. Paul Kagan Associates, Inc. projects that total wireless industry penetration, defined as the number of wireless subscribers nationwide divided by total United States population, will grow from an estimated 31.1% in 1999 to 77.6% in 2009.

   We believe that a significant portion of the predicted growth in the consumer market for wireless telecommunications will result from:

  . anticipated declines in costs of service;

  . increased product offerings; and

  . increased awareness of the productivity, convenience and privacy benefits associated with the services offered by PCS providers.

   We also believe that the rapid growth in the use of notebook computers and personal digital assistants, combined with emerging software applications for wireless delivery of electronic mail, fax and database searching, will contribute to the growing demand for wireless services.

Intellectual Property

   "Sprint," the Sprint diamond design logo, "Sprint PCS," "Sprint Personal Communications Services," "The Clear Alternative to Cellular" and "Experience the Clear Alternative to Cellular Today" are service marks registered with the United States Patent and Trademark Office. These service marks are owned by Sprint. Pursuant to the Sprint PCS agreements we have the right to use royalty-free these service marks and certain other service marks of Sprint in connection with marketing, offering and providing licensed services to end-users and resellers, solely within our territory.

   Sprint PCS has agreed not to grant to any other person a right or license to provide or resell, or act as agent for any person offering, licensed services under these service marks within our territory except as to Sprint PCS' marketing to national accounts and the limited right of resellers of Sprint

PCS to inform their customers of handset operation on the Sprint PCS network. In all other instances, Sprint PCS reserves for itself and its affiliates the right to use the licensed marks in providing its services, subject to its exclusivity obligations described above, whether within or without our territory.

   The Sprint PCS agreements contain numerous restrictions with respect to the use and modification of any of the Sprint service marks. See "The Sprint PCS Agreements--The Trademark and Service Mark License Agreements."

   This prospectus includes product names, trade names and trademarks of other companies. We do not have any rights with respect to these product names, trade names and trademarks.

Employees

   As of June 30, 2000, we employed 86 full-time employees. None of our employees is represented by a labor union. We believe that our relations with our employees are good.

Properties

   We lease our principal executive offices at 121 West First Street, Suite 200, Geneseo, Illinois 61254. We also lease space in 15 locations in Illinois, primarily for our Sprint PCS stores, project offices and a switching center. As of June 30, 2000, we leased space on 81 towers and owned 75 towers. We believe our leased property is in good operating condition and is currently suitable and adequate for our business operations. We are also seeking executive office space in the Chicago metropolitan area.

Legal Proceedings

   We are not aware of any pending legal proceedings against us which, individually or in the aggregate, are likely, in the opinion of management, to have a material adverse effect on our financial condition or results of operations.

                           THE SPRINT PCS AGREEMENTS

   The following is a summary of the material terms and provisions of the Sprint PCS agreements and the consent and agreement modifying the Sprint PCS management agreement. We have filed the Sprint PCS agreements and will file a consent and agreement as exhibits to the registration statement of which this prospectus is a part and urge you to review them carefully.

Overview of Sprint PCS Relationship and Agreements

   Under the Sprint PCS agreements, we will exclusively market PCS services under the Sprint and Sprint PCS brand names in our territory. The Sprint PCS agreements require us to interface with the Sprint PCS wireless network by building our network to operate on the 10 to 30 MHz of PCS frequencies licensed to Sprint PCS in the 1900 MHz range. The Sprint PCS agreements also give us access to Sprint PCS' equipment discounts, roaming revenue from Sprint PCS customers traveling into our territory, and various other back office services. The Sprint PCS agreements provide strategic advantages, including avoiding the need to fund up-front spectrum acquisition costs and the costs of establishing billing and other customer services infrastructure. The Sprint PCS agreements have initial terms of 20 years with three 10-year renewals which will lengthen the contracts to a total term of 50 years. The Sprint PCS agreements will automatically renew for each additional 10-year term unless we or Sprint PCS provide the other with two years' prior written notice to terminate the Sprint PCS agreements.

   We have four major agreements with Sprint and Sprint PCS (collectively, the "Sprint PCS agreements"):

  . the management agreement;

  . the services agreement;

  . the trademark and service mark license agreement with Sprint; and

  . the trademark and service mark license agreement with Sprint PCS.

   In addition, Sprint PCS has entered into a consent and agreement that modifies our management agreement for the benefit of the lenders under our senior secured credit facility and any refinancing.

The Management Agreement

   Under our management agreement with Sprint PCS, we have agreed to:

  . construct and manage a network in our territory in compliance with Sprint
    PCS' PCS licenses and the terms of the management agreement;

  . distribute, during the term of the management agreement, Sprint PCS products and services;

  . use Sprint PCS' and our own distribution channels in our territory;

  . conduct advertising and promotion activities in our territory; and

  . manage that portion of Sprint PCS' customer base assigned to our territory.

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

   Sprint PCS will monitor our network operations and has the right to unconditional access to our network.

   Exclusivity. We are designated as the only person or entity that can manage or operate a PCS network for Sprint PCS in our territory. Sprint PCS is prohibited from owning, operating, building or managing another wireless mobility communications network in our territory while our management agreement is in place and no event has occurred that would permit the agreement to terminate. Sprint PCS is permitted under our agreement to make national sales to companies in our territory, and as required by the FCC, to permit resale of the Sprint PCS products and services in our territory.

   Network build-out. The management agreement specifies the terms of the Sprint PCS affiliation, including the required network build-out plan. We have agreed to cover a specified percentage of the population at coverage levels ranging from 42% to 88% within each of the 15 markets which make up our initial territory by specified dates beginning December 1999 and ending December 2002. The aggregate coverage requirement is 73% of the population in our initial territory of 2.8 million residents by December 2002. For our 20 additional markets containing 4.2 million residents in the states of Michigan, Iowa and Nebraska which we acquired in March 2000, we are required to meet a build-out schedule of cities and traffic arteries by certain dates beginning July 2001 and ending December 2004. We have agreed to operate our network, if technically feasible and commercially reasonable, to provide for a seamless handoff of a call initiated in our territory to a neighboring Sprint PCS network.

   At any time after January 22, 2001, Sprint PCS can decide to expand the coverage requirements of our territory by providing us with written notice as long as the expanded coverage requirements are for proposed areas in which a tower would cover at least 10,000 residents. We have 90 days after receiving notice from Sprint PCS to determine whether we will build out the proposed area. If we fail to build out the proposed area, we may be in breach of the Sprint PCS agreements and Sprint will have the right to terminate the Sprint PCS agreements and to purchase all of our operating assets at 80% of the entire business value. As of January 22, 1999, Sprint PCS has identified nine cities in our territory that meet the expanded coverage requirements criteria. However, Sprint PCS cannot require us to build out these cities until after December 31, 2002.

   Products and services. The management agreement identifies the products and services that we can offer in our territory. These services include, but are not limited to, Sprint PCS consumer and business products and services available as of the date of the agreement, or as modified by Sprint PCS. We are allowed to sell wireless products and services that are not Sprint PCS products and services if those additional products and services do not otherwise violate the terms of the agreement, cause distribution channel conflicts, materially impede the development of the Sprint PCS network or, in Sprint PCS' sole determination, cause consumer confusion with Sprint PCS' products and services. We may cross-sell services such as Internet access, customer premises equipment, and prepaid phone cards with Sprint, Sprint PCS and other Sprint PCS affiliates. If we decide to use third parties to provide these services, we must give Sprint PCS an opportunity to provide the services on the same terms and conditions. We cannot offer wireless local loop services specifically designed for the competitive local exchange market in areas where Sprint owns the local exchange carrier unless we name the Sprint owned local exchange carrier as the exclusive distributor or Sprint PCS approves the terms and conditions. However, there are no markets in our territory where Sprint is the local telephone company.

   National sales programs. We will participate in the Sprint PCS sales programs for national sales to customers, and will pay the expenses and receive the compensation from national accounts located in our territory. We must use Sprint's long distance service which we can buy at the same prices offered to Sprint PCS.

   Service pricing, roaming and fees. We must offer Sprint PCS subscriber pricing plans designated for regional or national offerings, including Sprint PCS' Free and Clear plans. We are permitted to establish our own local price plans for Sprint PCS' products and services offered only in our territory, subject to the terms of the agreement, consistency with Sprint PCS' regional and national pricing plans, regulatory requirements and Sprint PCS' approval. We are entitled to receive from Sprint PCS an amount equal to 92% of collected revenues which relate to our customers' use of our network and to revenues from non-Sprint PCS subscribers roaming onto our network. We are entitled to receive 100% of roaming revenues (except for taxes) which relate to our customers' usage of the Sprint PCS network outside of our territory, our customers' usage of a non-Sprint PCS network, and the usage of our network by Sprint PCS subscribers. We are also entitled to receive 100% of the proceeds from the sales of handsets and accessories and proceeds from sales not in the ordinary course of business. Although many Sprint PCS subscribers will purchase a bundled pricing plan that allows roaming anywhere on the Sprint PCS' and affiliates' network without incremental roaming charges, we will earn roaming revenues from every minute based on an established per-minute rate for Sprint PCS' or its affiliates' subscribers roaming in our territory. Similarly, we will pay for every minute our subscribers use the Sprint PCS nationwide network outside our territory. The analog roaming rates applicable to use by our customers of third-party providers' networks are set under Sprint PCS' third-party roaming agreements.

   Advertising and promotions. Sprint PCS is responsible for all national advertising and promotion of the Sprint PCS products and services. We are responsible for advertising and promotion in our territory, including the pro rata cost of any promotion or advertising done by any third-party retailers in our territory pursuant to a national cooperative advertising agreement with Sprint. Sprint PCS' service area includes the urban markets around our territory. Sprint PCS will pay for advertising in these markets. Given the proximity of these markets to ours, we expect considerable spill-over from Sprint PCS' advertising in surrounding urban markets.

   Program requirements. We will comply with Sprint PCS' program requirements for technical standards, customer service standards, national and regional distribution and national accounts programs. Sprint PCS can adjust the program requirements from time to time. We have the right to appeal to Sprint PCS' management adjustments which could cause an unreasonable increase in cost to us if the adjustment: (1) causes us to incur a cost exceeding 5% of the sum of our equity plus our outstanding long-term debt, or (2) causes our operating expenses to increase by more than 10% on a net present value basis. If Sprint PCS denies our appeal, we must then comply with the program adjustment, or Sprint PCS has the right to exercise the termination rights described below.

   Non-competition. We may not offer Sprint PCS products and services outside our territory without the prior written approval of Sprint PCS. Within our territory we may offer, market or promote telecommunications products and services only under the Sprint PCS brands, our own brand, brands of related parties of ours or other products and services approved under the management agreement, except that no brand of a significant competitor of Sprint PCS or its related parties may be used for those products and services. To the extent we have or obtain licenses to provide PCS services outside our territory, we may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint PCS.

   Inability to use non-Sprint PCS brand. We may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products and services on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers or as otherwise permitted under the trademark and service mark license agreements.

   Rights of first refusal. Sprint PCS has certain rights of first refusal to buy our assets upon a proposed sale of all or substantially all of our assets.

   Termination of management agreement. The management agreement can be terminated as a result of:

  . termination of Sprint PCS' PCS licenses;

  . an uncured breach under the management agreement;

  . bankruptcy of a party to the management agreement;

  . the management agreement not complying with any applicable law in any material respect;

  . the termination of either of the trademark and service mark license agreements; or

  . our failure to obtain the financing necessary for the build-out of our network and for our working capital needs.

   The termination or non-renewal of the management agreement triggers certain of our rights and those of Sprint PCS. The right of either party to require the other to purchase or sell the operating assets, as discussed below, may not be exercised, in the case of Sprint PCS, until January 21, 2002.

   If we have the right to terminate the management agreement because of an event of termination caused by a Sprint PCS breach under the management agreement, we may generally:

  . require Sprint PCS to purchase all of our operating assets used in connection with our network for an amount equal to at least 80% of our entire business value as defined below;

  . if Sprint PCS is the licensee for 20MHz or more of the spectrum on the date the management agreement was executed, require Sprint PCS to sell to us, subject to governmental approval, up to 10MHz of licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or
    (2) 9% of our entire business value; or

  . sue Sprint PCS for damages or submit the matter to arbitration and thereby not terminate the management agreement.

   If Sprint PCS has the right to terminate the management agreement because of an event of termination caused by us, Sprint PCS may generally:

  . require us to sell our operating assets to Sprint PCS for an amount equal to 72% of our entire business value;

  . require us to purchase, subject to governmental approval, up to 10MHz of licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint or (2) 10% of our entire business value;

  . take any action as Sprint PCS deems necessary to cure our breach of the management agreement, including assuming responsibility for and operating our network; or

  . sue us for damages or submit the matter to arbitration and thereby not terminate the management agreement.

   Non-renewal. If Sprint PCS gives us timely notice that it does not intend to renew the management agreement, we may:

  . require Sprint PCS to purchase all of our operating assets used in connection with our network for an amount equal to 80% of our entire business value; or

  . if Sprint PCS is the licensee for 20MHz or more of the spectrum on the date the management agreement was executed, require Sprint PCS to sell to us, subject to governmental approval, up to 10MHz of licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or
    (2) 10% of our entire business value.

   If we give Sprint PCS timely notice of non-renewal, or we both give notice of non-renewal, or the management agreement can be terminated for failure to comply with legal requirements or regulatory considerations, Sprint PCS may:

  . purchase all of our operating assets for an amount equal to 80% of our entire business value; or

  . require us to purchase, subject to governmental approval, the licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or (2) 10% of our entire business value.

   Determination of Entire Business Value. If the entire business value is to be determined, we and Sprint PCS will each select one independent appraiser and the two appraisers will select a third appraiser. The three appraisers will determine the entire business value based on the fair market value on a going concern basis using the following guidelines:

  . the entire business value is based on the price a willing buyer would pay a willing seller for the entire on-going business;

  . then-current customary means of valuing a wireless telecommunications business will be used;

  . the business is conducted under the Sprint and Sprint PCS brands and the Sprint PCS agreements;

  . that we own the spectrum and frequencies presently owned by Sprint PCS that we use subject to the Sprint PCS agreements; and

  . the valuation will not include any value for businesses not directly related to the Sprint PCS products and services, and such businesses will not be included in the sale.

   The rights and remedies of Sprint PCS outlined in the management agreement resulting from an event of termination of the management agreement have been materially amended by the consent and agreement for the benefit of the holder of the Nortel financing as discussed below. For more information on the Nortel financing, see "Description of Our Indebtedness."

   Insurance. We are required to obtain and maintain workers' compensation insurance, commercial general liability insurance, business automobile insurance, umbrella excess liability insurance and "all risk" property insurance with financially reputable insurers who are licensed to do business in all jurisdictions where any work is performed under the management agreement and who are reasonably acceptable to Sprint PCS.

   Indemnification. We have agreed to indemnify Sprint PCS and its directors, employees and agents, and related parties of Sprint PCS and their directors, employees and agents against any and all claims against any of the foregoing arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in the management agreement or any other agreement between us and Sprint PCS, our ownership of the operating assets or the actions or the failure to act of anyone who is employed or hired by us in the performance of any work under this agreement, except we will not indemnify Sprint PCS for any claims arising solely from the negligence or willful misconduct of Sprint PCS. Sprint PCS has agreed to indemnify us and our directors, employees and agents against all claims against any of the foregoing arising from Sprint PCS' violation of any law and from Sprint PCS' breach of any representation, warranty or covenant contained in this agreement or any other agreement between Sprint PCS and us, except Sprint PCS will not indemnify us for any claims arising solely from our negligence or willful misconduct.

The Services Agreement

   The services agreement outlines various back office services provided by Sprint PCS and available to us at established rates. Sprint PCS can change any or all of the service rates one time in each 12 month period. Some of the available services include: billing, customer care, activation, credit checks, maintenance of a customer database for call billing, voice mail, prepaid services, directory assistance, operator services, roaming fees, roaming clearinghouse fees, interconnect fees and inter-service area fees. Sprint PCS offers three packages of available services. Each package identifies which services must be purchased from Sprint PCS and which may be purchased from a vendor or provided in-house. Essentially, services such as billing, activation and customer care must either all be purchased from Sprint PCS or we may provide those services ourselves. We have chosen to initially buy these services from Sprint PCS but may develop an independent capability with respect to these services over time. Sprint PCS may contract with third parties to provide expertise and services identical or similar to those to be made available or provided to us. We have agreed not to use the services received under the services agreement in connection with any other business or outside our territory. We may discontinue use of any service upon three months' prior written notice. Sprint PCS may discontinue a service provided that Sprint PCS provides us with nine months' prior notice.

   We have agreed with Sprint PCS to indemnify each other as well as officers, directors, employees and certain other related parties and their officers, directors and employees for violations

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

of law or the services agreement except for any liabilities resulting from the indemnitee's negligence or willful misconduct. The services agreement also provides that no party to the agreement will be liable to the other party for special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits arising from the relationship of the parties or the conduct of business under, or breach of, the services agreement except as may otherwise be required by the indemnification provisions. The services agreement automatically terminates upon termination of the management agreement and neither party may terminate the services agreement for any reason other than the termination of the management agreement.

The Trademark and Service Mark License Agreements

   We have non-transferable, royalty-free licenses to use the Sprint and Sprint PCS brand names and "diamond" symbol, and several other U.S. trademarks and service marks such as "The Clear Alternative to Cellular" and "Clear Across the Nation" on Sprint PCS products and services. We believe that the Sprint and Sprint PCS brand names and symbols enjoy a very high degree of awareness, providing us an immediate benefit in the market place. Our use of the licensed marks is subject to our adherence to quality standards determined by Sprint and Sprint PCS and use of the licensed marks in a manner which would not reflect adversely on the image of quality symbolized by the licensed marks. We have agreed to promptly notify Sprint and Sprint PCS of any infringement of any of the licensed marks within our territory of which we become aware and to provide assistance to Sprint and Sprint PCS in connection with Sprint's and Sprint PCS' enforcement of their respective rights. We have agreed with Sprint and Sprint PCS to indemnify each other for losses incurred in connection with a material breach of the trademark license agreements. In addition, we have agreed to indemnify Sprint and Sprint PCS from any loss suffered by reason of our use of the licensed marks or marketing, promotion, advertisement, distribution, lease or sale of any Sprint or Sprint PCS products and services other than losses arising solely out of our use of the licensed marks in compliance with certain guidelines.

   Sprint and Sprint PCS can terminate the trademark and service mark license agreements if we file for bankruptcy, materially breach the agreement or our management agreement is terminated. We can terminate the trademark and service mark license agreements upon Sprint's or Sprint PCS' abandonment of the licensed marks or if Sprint or Sprint PCS files for bankruptcy, or the management agreement is terminated.

Consent and Agreement for the Benefit of the Holders of the Senior Secured Facility

   Sprint PCS has entered into a consent and agreement for the benefit of the holders of the indebtedness under the senior secured facility which we refer to as the Senior Secured Consent, which has been acknowledged by us, and modifies Sprint PCS' rights and remedies under our management agreement, for the benefit of the existing and future holders of indebtedness under our senior secured facility and any refinancing thereof.

   The Senior Secured Consent provides for the following:

  . Sprint PCS' consent to the pledge of substantially all of our assets, including our rights in the Sprint PCS agreements;

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


  . that the Sprint PCS' agreements may not be terminated by Sprint PCS until our senior secured facility is satisfied in full pursuant to the terms of the Senior Secured Consent, unless our subsidiaries or assets are sold to a purchaser who does not continue to operate the business as a Sprint PCS network, which sale requires the approval of the administrative agent (Toronto Dominion (Texas), Inc. is the initial administrative agent as discussed in more detail in "Description of Our Indebtedness--The Senior Secured Credit Facility");

  . for Sprint PCS to maintain 10MHz of PCS spectrum in all of our markets until our senior secured facility is satisfied or our operating assets are sold after our default under our senior secured facility;

  . for redirection of payments due to us under the management agreement from Sprint PCS to the administrative agent during the continuation of our default under our senior secured facility;

  . for Sprint PCS and the administrative agent to provide to each other notices of default by us under the Sprint PCS management agreement and senior secured facility, respectively;

  . the ability to appoint interim replacements, including Sprint PCS or a designee of the administrative agent, to operate our portion of the Sprint PCS network under the Sprint PCS agreements after an acceleration of our senior secured facility or an event of termination under the Sprint PCS agreements;

  . subject to certain requirements and limitations, the ability of the administrative agent or Sprint PCS to assign the Sprint PCS agreements and sell our assets or the equity interests of our operating subsidiaries to a qualified purchaser that is not a major competitor of Sprint PCS or Sprint, free of the restrictions on assignment and change of control in the management agreement, if our senior secured facility has been accelerated after our default; and

  . subject to certain requirements and limitations, that if Sprint PCS enters consent and agreement documents with similarly situated lenders that have provisions that are more favorable to the lender, Sprint PCS will give the administrative agent written notice of the amendments and will amend the Senior Secured Consent in the same manner at the administrative agent's request.

Sprint PCS' Right to Purchase on Acceleration of Amounts Outstanding under our Senior Secured Facility

   Subject to the requirements of applicable law, so long as our senior secured facility remains outstanding, Sprint PCS has the right to purchase our operating assets or the equity interests of our operating subsidiaries, upon its receipt of notice of an acceleration of our senior secured facility, under the following terms:

  . Sprint PCS elects to make such a purchase within a specified period;

  . the purchase price is the greater of an amount equal to 72% of our entire business value or the amount we owe under our senior secured facility;

  . if Sprint PCS has given notice of its intention to exercise the purchase right, then the administrative agent is prohibited from enforcing its security interest for a specified period after the acceleration or until Sprint PCS rescinds its intention to purchase; and

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


  . if we receive a written offer that is acceptable to us to purchase our operating assets or the equity interests of our operating subsidiaries after the acceleration, then Sprint PCS has the right to purchase our operating assets or the equity interests of our operating subsidiaries on terms at least as favorable to us as the offer we receive. Sprint PCS must agree to purchase the operating assets or the equity interests of our operating subsidiaries within 14 business days of its receipt of the offer, on acceptable conditions, and in an amount of time acceptable to us.

Sale of Operating Assets or the Interests of Our Operating Subsidiary to Third Parties

   If Sprint PCS does not purchase our operating assets or the equity interests of our operating subsidiaries after an acceleration of the obligations under our senior secured facilities, then the administrative agent may sell the operating assets or equity interests. Subject to the requirements of applicable law (including the law relating to foreclosures of security interests), the administrative agent has two options:

  . to sell the assets or equity interests to an entity that meets the requirements to be our successor under the Sprint PCS agreements; or

  . to sell the assets or equity interests to any third-party, subject to specified conditions.

Option Territory

   As part of the expansion of our territory, we have been granted the option, but do not have the obligation, to add to our territory the Iowa City and Cedar Rapids, Iowa markets that have already been launched by Sprint PCS and to purchase from Sprint PCS related assets and subscriber accounts in those markets. These markets have a total population of approximately 405,000 and had over 6,600 Sprint PCS subscribers as of December 31, 1999. Our option expires on January 31, 2001. The purchase of these assets is a condition to adding those markets to our territory, and would be payable within 90 days of the date we exercise the option. The purchase price was initially $25.2 million and increases monthly to a purchase price of $28.8 million in January, 2001; provided, that the minimum purchase price will be (1) $19,945,600, plus (2) an amount equal to the number of Sprint PCS subscribers in the two additional markets at the time the option is exercised, multiplied by $700. We would become the manager of all Sprint PCS subscribers in these markets upon the closing of the asset purchase.

                      DESCRIPTION OF OUR INDEBTEDNESS

The Senior Secured Facility

 General

   Our wholly owned subsidiary, iPCS Wireless, Inc. entered into a definitive credit agreement with Toronto Dominion (Texas), Inc. and GE Capital for a $140.0 million senior secured facility. This facility constitutes senior debt secured by a first priority security interest in substantially all of our assets. The senior secured credit agreement provides that we and all of our current and future subsidiaries guarantee this senior secured facility.


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


 Amount and Purpose of Loans

   The senior secured credit agreement provides for two different tranches of borrowings totaling $140.0 million. The Tranche A commitment provides for borrowings up to $90.0 million and the Tranche B commitment provides for borrowings up to $50.0 million. This facility will be used to finance capital expenditures, certain acquisitions and investments for working capital needs and other general corporate purposes. See "Business--Nortel Equipment Agreement."

   The amounts that can be borrowed will be further limited to a borrowing base that will be computed at specified times, as provided in the senior secured credit agreement. The borrowing base is defined as 100% of the gross book value of equipment used in our network. We will have the option to reduce the amount of any of the commitments, and to avoid the periodic fee charged on those unborrowed amounts. Any reduction must be at least $3.0 million. Any such reduction cannot be reinstated. Tranche A permits reborrowings on a revolving basis but amounts repaid under Tranche B may not be reborrowed.

 Commitment Termination

   The Tranche A commitment is scheduled to terminate on June 30, 2008;

   The Tranche A commitment may also terminate:

  . if we voluntarily terminate any commitment; and

  . if the administrative agent terminates the Tranche A commitment due to the occurrence of an event of default under the senior secured credit agreement.

   The Tranche B commitment is reduced by undrawn amounts on June 30, 2001. The undrawn portion of the Tranche B commitment may also terminate:

  . on December 31, 2000 in an amount equal to $25.0 million if we have borrowed less than $25.0 million on such date;

  . if we voluntarily terminate any commitment; and

  . if the administrative agent terminates the Tranche B commitment due to the occurrence of an event of default under the credit agreement.

 Syndication

   TD Securities (USA) Inc. and GE Capital are permitted to syndicate the loan to other lenders.

 Loans and Interest Options

   We have multiple interest rate options available under the credit agreement:

  . from the date of the closing of the senior secured credit agreement through and including the date on which EBITDA is greater than zero for two consecutive fiscal quarters, we may borrow money as either:

   . a base rate loan with an interest rate equal to 2.75% plus the higher of

    . the prime or base rate of the Toronto-Dominion Bank, New York Branch;
      or

    . the federal funds effective rate plus 0.5%; or

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


   . a Eurodollar loan with an interest rate equal to the London interbank offered rate, plus 3.75%;

and after the date on which EBITDA is greater than zero for two consecutive fiscal quarters, the margin for base rate loans and Eurodollar loans will be determined based upon the leverage ratio as of the end of the fiscal quarter most recently ended.


  . we may convert a base rate loan to a Eurodollar loan if we meet specific conditions, or a Eurodollar loan to a base rate loan, from time to time;

  . we pay accrued interest either on the last day of each quarter for base rate loans, the last day of the interest period for Eurodollar loans or, in the case of an interest period greater than three months, at three month intervals after the first day of such interest period;

  . we pay interest due upon any prepayment or conversion from one interest type to another; and

  . we pay all outstanding interest on the maturity date.

 Payment of Principal

   Scheduled Payments. Commencing March 31, 2004, we must begin to repay, in quarterly installments, the principal on all Tranche B borrowings outstanding as of March 30, 2004. A fixed percentage is due each quarter:

  . for the first four quarters, commencing with the fiscal quarter ended
    March 31, 2004, 2.50% of the principal balance of the loan is due per quarter;

  . for quarters five through eight, 3.75% per quarter;

  . for quarters nine through sixteen, 6.25% per quarter; and

  . for the last two quarters, 12.5% per quarter.

Any principal that has not been paid by June 30, 2008, the maturity date, is due at that time.

   Commencing March 31, 2004, and on the last day of each calendar quarter ending during the periods set forth below, the Tranche A commitment as of March 30, 2004 shall be automatically and permanently reduced by the percentage amount set forth below for the quarters indicated:

  . for the four quarters commencing with the fiscal quarter ending March 31, 2004, 2.50% per quarter;

  . for quarters five through eight, 3.75% per quarter; and

  . for quarters nine through sixteen, 6.25% per quarter.

  . for the last two quarters, 12.5% per quarter.

   Optional Prepayments. We may voluntarily prepay any of the loans at any time. Tranche A permits reborrowing on a revolving basis but amounts repaid under Tranche B may not be reborrowed.

   Mandatory Prepayments. We will also make mandatory prepayments under certain circumstances, including among others:

  . 50% of our excess annualized cash flow as computed under the senior secured credit agreement, commencing on April 30, 2004 with respect to the fiscal year ended December 31, 2003;

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


  . any amount in excess of $1.0 million per calendar year received as net proceeds of asset sales outside the ordinary course of business or insurance proceeds subject to certain exceptions, to the extent not reinvested in property or assets within a stated period of time;

  . 50% of the net proceeds of any equity issuance by us or any subsidiary excluding the committed issuance of the convertible preferred stock or an initial public offering and any offering to a borrower or a guarantor party to the senior secured financing; and 100% of the net proceeds of a debt issuance by us or any subsidiary excluding this offering and certain other permitted debt.

   All prepayments described above are applied to the outstanding loan balances pro rata between Tranche A and Tranche B and pro rata across maturities.

 Collateral

   Our senior secured facility is secured by:

  . a perfected first priority lien on substantially all of our current and future assets, and the assets and stock of future subsidiaries;

  . a collateral assignment of our affiliation agreements with Sprint PCS and all our other material contracts; and

  . guarantees from all our future direct or indirect subsidiaries.

   We are obligated to grant to the administrative agent a first lien mortgage on any material real property we acquire.

 Conditions

   We must meet certain conditions at the dates we obtain any borrowings including:

  . that there has been no default that is continuing;

  . a reaffirmation of representations;

  . completion of this offering and the contribution of the proceeds as equity to iPCS Wireless, Inc.; and

  . that there has not been a material adverse effect, as defined in the senior secured credit agreement.

   Any drawing of borrowings under the senior secured credit agreement prior to our receipt of gross proceeds of this offering of at least $70.0 million must be placed into an escrow. We will not have access to funds while they are in the escrow and such funds will serve as collateral to secure our obligations under the senior secured credit agreement. Upon receipt of such gross proceeds of at least $70.0 million, all funds in the escrow will, subject to certain conditions, be released and be available to us.

 Negative Covenants

   Other Debt. With limited exceptions such as purchase money debt not to exceed $10.0 million in principal, iPCS Wireless, Inc. has agreed not to, nor to permit any of its subsidiaries to, incur additional debt.

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


   Organizational Issues and Capital Stock. We have agreed, with an exception for mergers of subsidiaries of iPCS Wireless, Inc. into iPCS Wireless, Inc. or its wholly owned subsidiaries and other limited exceptions, not to:

  . become a party to a merger or a consolidation;

  . wind-up, dissolve or liquidate; or

  . acquire all or a material or substantial part of the business or properties of another person except for acquisitions from Sprint PCS which are currently permitted under the Sprint PCS agreements.

   Restricted Payments. iPCS Wireless, Inc. has agreed not to, nor to permit any of its subsidiaries to, make any "restricted payments." Restricted payments include the following, subject to limited exceptions:

  . dividends or distributions on account of shares of capital stock, except a dividend payable solely in shares of stock;

  . any redemption, conversion, exchange, retirement, sinking fund, or other similar purchase of shares of capital stock;

  . any payment or prepayment of principal, premium, if any, or interest on, any subordinated debt;

  . any redemption, conversion, exchange, purchase, retirement or defeasance of, or payments with respect to, any subordinated debt; and

  . any payment made to retire any outstanding warrants, options or other rights to acquire capital stock.

   The foregoing restriction will not prevent iPCS Wireless, Inc. from making dividends to us to service scheduled cash interest payments on the senior discount notes and to pay liquidated damages (up to a maximum of $500,000) upon the occurrence of registration defaults under the registration rights agreements applicable to the senior discount notes and accompanying warrants provided no event of default or event which, with the passage of time or the giving of notice or both, would constitute an event of default under the credit facility exists at the time of any such dividend or would result from any such dividend. iPCS Wireless, Inc. may make payments under subordinated guarantees consistent with the applicable subordination provisions.

   Modification of Agreements. We have agreed that, with limited exceptions, we will not consent to or implement any termination, amendment, modification, supplement or waiver of:

  . our affiliation agreements with Sprint PCS;

  . our business plan;

  . any senior notes indenture or the senior discount notes; or

  . any material contract.

   Other Negative Covenants. We and the operating subsidiaries have agreed, among other things, with limited exceptions, not to:

  . dispose of property;

  . enter into sale/leaseback transactions;

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


  . engage in any line of business other than operation of our network, and related ownership and financing activities;

  . conduct any activity on real property that would violate environmental laws;

  . pay management fees other than to Sprint PCS and certain fees payable by iPCS Wireless, Inc. to us;

  . take certain actions that would violate ERISA;

  . prepay fees owed to Sprint PCS;

  . grant liens on assets;

  . make investments, loans or advances;

  . prepay other debt, other than in connection with certain refinancings and the prepayment of any senior notes in limited circumstances and other limited exceptions;

  . permit subsidiaries to enter into dividend restrictions;

  . enter into negative pledge or similar arrangements; or

  . modify charter documents.

 Financial and Operating Covenants

   We are subject to financial and operating covenants which are set forth below according to whether they are applicable prior to June 30, 2003 or thereafter including:

  Applicable until June 30, 2003:

  . a maximum ratio of total debt to total capitalization at our level;

  . a maximum ratio of senior debt to total capitalization of iPCS Wireless, Inc. and its subsidiaries;

  . minimum annualized EBITDA for iPCS Wireless, Inc. and its subsidiaries for each quarter or maximum annualized EBITDA losses;

  . maximum cumulative capital expenditures for iPCS Wireless, Inc. and its subsidiaries not to exceed a specified amount;

  . minimum quarterly revenue for iPCS Wireless, Inc. and its subsidiaries;
    and

  . minimum number of subscribers.

  Applicable as of and after June 30, 2003:

  . a maximum ratio of total debt to annualized earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for iPCS Wireless, Inc. and its subsidiaries for each quarter;

  . minimum quarterly interest coverage rates for iPCS Wireless, Inc. and its subsidiaries which is the ratio of EBITDA to consolidated interest expense;

  . minimum quarterly fixed charge coverage ratio for iPCS Wireless, Inc. and its subsidiaries, which is the ratio of EBITDA to consolidated fixed charges;

  . minimum ratio of senior funded indebtedness to annualized EBITDA for iPCS
    Wireless, Inc. and its subsidiaries; and

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


  . maximum ratio of annualized EBITDA to all principal payments and interest scheduled to be made on indebtedness during the next twelve month period.

 Events of Default

   In addition to failing to perform, observe or comply with the covenants, agreements and terms of the senior secured credit agreement, it is an event of default under the senior secured credit agreement if any party with financial responsibility for the loans, iPCS Wireless, Inc. or any signatory to the Sprint PCS agreements, becomes insolvent, commences or suffers bankruptcy or similar proceedings or suffers other indicia of extreme financial duress.

   Other events of default include:

  . an attachment against our property that is not released within 30 days and the amount claimed in the proceeding is greater than $1.0 million;

  . a judgment against us of greater than $1.0 million remains undischarged for a period of time;

  . failure to pay other loans as they become due or a default that permits acceleration of other debt with respect to debt of at least $1.0 million;

  . a breach by us under the supply agreement with Nortel, the consent and agreement among Sprint, holders of indebtedness under the senior secured facility and iPCS Wireless, Inc. or the Sprint PCS agreements;

  . any change in control of us; or

  . any material adverse change occurs, which effect is broadly defined in the credit agreement to include things that could reasonably be expected to have a material adverse effect on our business or our ability to repay the loan.

A change in control will occur if:

  . any person or group acquires more than 35% of our equity (other than our existing owners);

  . our directors who were elected or approved by the owners as of the date of the credit agreement (or any directors who are approved by such directors), cease for any reason to constitute at least a majority of our board of directors; or

  . we cease to own all of the capital stock of iPCS Wireless, Inc. or any subsidiary of iPCS Wireless, Inc.

  . the completion of any transactions that result in any person or group owning more of our equity than our existing owners.

Senior Discount Notes

   On July 12, 2000, we issued 300,000 units consisting of senior discount notes due July 15, 2010 and warrants to purchase 2,982,699 shares of our common stock, which yielded gross proceeds of $152.3 million. The senior discount notes were issued under an indenture, dated as of July 12, 2000, by and among us, iPCS Equipment, Inc. and iPCS Wireless, Inc. and CTC Illinois Trust Company, as trustee. The senior discount notes:

  . mature on July 15, 2010 and are limited to an aggregate principal amount at maturity of $300.0 million;

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


  . are general, unsecured obligations of us, equal in right of payment to all of our senior debt and senior in right of payment to all of our subordinated debt;

  . accrue interest at a rate of 14% per annum, computed on a semiannual basis, calculated from July 12, 2000, will not bear interest payable in cash prior to January 15, 2006, and will bear interest payable semiannually in cash on each January 15 and July 15, beginning July 15, 2005; and

  . are guaranteed by our domestic subsidiaries and senior subordinated basis.

   We may elect to redeem all or part of the senior discount notes at any time on or after July 15, 2005 and before maturity, at the following redemption prices:

                                                                Redemption Price
                                                                 per $1,000 of
      Year Beginning                                            Principal Amount
      July 15, 2005............................................    $1,070.00
      July 15, 2006............................................     1,046.67
      July 15, 2007............................................     1,023.33
      July 15, 2008 and thereafter.............................     1,000.00

   In addition, on or before July 15, 2003, we may redeem up to 35% of the principal amount at maturity of senior discount notes issued under the indenture, at a redemption price equal to $1,140 for each $1,000 of accreted value of a senior discount note to the redemption date, with the net proceeds of one or more equity offerings (excluding the first $70.0 million received from this offering). However, at least 65% of the aggregate principal amount at maturity of senior discount notes issued under the indenture must remain outstanding immediately after giving effect to the redemption.

   If a change of control occurs, each noteholder may require us to repurchase its senior discount notes. The repurchase price will be:

  . $1,010 per $1,000 of accreted value of the senior discount notes, if the repurchase occurs before July 15, 2005, or

  . $1,010 per $1,000 of principal amount of the senior discount notes, plus any accrued interest, if the repurchase occurs on or after July 15, 2005.

   A change of control will occur if:

  . we sell substantially all of our and our subsidiaries' assets;

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


  . we adopt a plan for our liquidation or dissolution;

  . any person or group of persons, other than certain current stockholders or their affiliates, become the beneficial owner of more than 50% of the voting power of our stock; or

  . a majority of our board of directors no longer consists of continuing directors, which are directors who were serving on July 12, 2000, or who were nominated to serve as a director by a majority of the continuing directors at the time. Changes in directors elected by particular investors, such as holders of our convertible preferred stock, are ignored for purposes of determining continuing directors.

   Our senior secured credit facility prohibits the purchase of outstanding notes before repayment of the borrowings under the credit facility.

   We are also required to offer to repurchase the senior discount notes if all or some of the net proceeds of an asset sale are not used to acquire an entity engaged in a permitted business, to purchase other long-term assets used or useful in a permitted business or to repay any senior indebtedness.

   The indenture contains restrictive covenants which, among other things, restrict us and our restricted subsidiaries' ability to:

  . incur additional indebtedness or issue preferred stock;

  . pay dividends, make investments or redeem or retire stock;

  . cause encumbrances or restrictions to exist on the ability of its subsidiaries to pay dividends and make investments in, or transfer property or assets;

  . create liens on their assets;

  . sell assets;

  . engage in transactions with affiliates;

  . engage in businesses other than a permitted business; or

  . engage in mergers or consolidations.

   The indenture also provides for customary events of default, including cross-defaults, judgment defaults and events of bankruptcy. In addition the indenture provides for an event of default if we have not received at least $70.0 million in gross cash proceeds by December 31, 2000 from one or more equity offerings or, in certain circumstances, if an event of termination has occurred under the Sprint PCS agreements. In the case of an event of default, our trustee or the holders of at least 25% in principal amount of the outstanding senior discount notes may declare the senior discount notes immediately due and payable. We are currently in compliance with all covenants under the indenture governing the senior discount notes.

   We are required, under the terms of a registration rights agreement, to:

  . file an exchange offer registration statement on or before October 10, 2000 covering the exchange of the senior discount notes for registered notes;

  . use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act on or before January 8, 2001;

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


  . use our reasonable best efforts to cause the exchange offer registration statement to be effective continuously;

  . keep the exchange offer open for a period of not less than 20 business days; and

  . cause the exchange offer to be consummated no later than the 30th business day after the registration statement is declared effective.

   We may also be required to file a shelf registration statement to register for public resale the senior discount notes held by any holder who may not otherwise participate in the exchange offer.

   If we fail to file the exchange offer or shelf registration statement, or fail to cause the exchange offer or shelf registration statement to become effective, or fail to consummate the exchange offer, in each case by the deadlines as specified above, a registration default shall be deemed to have occurred and we will be required to pay liquidated damages to each holder of the senior discount notes. The liquidated damages payable to each holder of the senior discount notes will be in an amount equal to $0.05 per week per $1,000 in principal amount of the senior discount notes held by such holder for each week or portion thereof that the registration default continues for the first 90-day period immediately following the occurrence of such registration default. This amount will increase by an additional $0.05 per week per $1,000 in principal amount of the notes with respect to each subsequent 90-day period, up to a maximum amount equal to $0.50 per $1,000 in principal amount of the senior discount notes. The provision for liquidated damages will continue until such registration default has been cured. We will not be required to pay liquidated damages for more than one registration default at any given time.

   We paid fees to our initial purchasers of the senior discount notes and warrants of approximately $6.1 million which will be amortized as interest expense over the term of the financing using the effective interest method.

                                   MANAGEMENT

Directors, Executive Officers and Other Key Employees

   The following table presents information with respect to our directors, executive officers and other key employees.

                Name            Age                   Position
      Timothy M. Yager          30  President, Chief Executive Officer and
                                     Director

      Linda K. Wokoun           45  Executive Vice President, Chief Operating
                                    Officer

      Stebbins B. Chandor, Jr.  40  Senior Vice President, Chief Financial
                                    Officer

      Anthony R. Muscato        52  Senior Vice President, Chief Technical
                                    Officer

      William W. King, Jr.      61  Vice President, Strategic Planning and
                                    Director

      Leroy R. Horsman          56  Vice President, Sales & Marketing

      Patricia M. Greteman      38  Controller

      Alan C. Anderson          62  Chairman of the Board of Directors

      Donald L. Bell            55  Director

      Brian J. Gernant          42  Director

      Robert W. Schwartz        61  Director

      George Patrick Tays       48  Director

   Timothy M. Yager has been President, Chief Executive Officer and Manager of Illinois PCS, LLC since January 1999 and has been President, Chief Executive Officer and Director of iPCS, Inc. since its formation. From January 1995 to January 1999, he was the Senior Vice President of Geneseo Communications, Inc., an independent telephone company in Illinois. During this time, he founded and was also the Chief Operating Officer, General Manager and later the President of GenSoft Systems, Inc., a subsidiary of Geneseo Communications, Inc. that designs software to provide information and billing services to the telecommunications industry. Prior to January 1995, Mr. Yager was a Project Manager at Geneseo Telephone Company. He was elected to the Board of Directors of Cambridge Telcom in April 1997. Mr. Yager is the son-in-law of Mr. Anderson, our Chairman.

   Linda K. Wokoun has been Executive Vice President, Chief Operating Officer of iPCS, Inc. (and its predecessor) since March 2000. From April 1996 to January 2000, she served as Vice President--Wireless Operations for Ameritech Cellular, which prior to its merger with SBC, served over 3 million cellular and 1.5 million paging customers. Ms. Wokoun served as Ameritech Cellular's Vice President of Marketing from November 1994 to April 1996 and Vice President--General Manager Missouri (CyberTel, an Ameritech Company) from September 1992 to November 1994. Ms. Wokoun has held a variety of operations, marketing and business development roles in her 20 year telecommunications career.

   Stebbins B. Chandor, Jr. has been Senior Vice President, Chief Financial Officer of iPCS, Inc. (and its predecessor) since March 2000. From August 1995 to March 2000, he was Senior Vice President and Chief Financial Officer for Metro One Telecommunications, Inc., a publicly traded provider of enhanced directory assistance and information services to the wireless telecommunications industry. From June 1985 to August 1995, Mr. Chandor served in various corporate finance capacities with BA Securities, Inc., a wholly-owned subsidiary of BankAmerica Corporation, and affiliated or predecessor firms including Bank of America and Continental Bank N.A.

   Anthony R. Muscato, has been Senior Vice President, Chief Technology Officer of iPCS, Inc. (and its predecessor) since March 2000. From October 1999 until March 2000, he served as Vice President of Merger Integration for GTE Wireless. From February 1991 to March 1999, Mr. Muscato served in a variety of positions with Ameritech Cellular, most recently as Vice President of Business Transition for Ameritech Cellular. From October 1997 to March 1999, he served as Vice President of Network Planning, Engineering and Operations and from June 1996 to October 1997, he served as Vice President of Network Planning. From October 1992 to June 1996, Mr. Muscato served as Director of Engineering and Operations for the Illinois market and from February 1991 to October 1992, he served as Director of Engineering. Prior to this Mr. Muscato served in a number of positions in network operations, business marketing, corporate strategy, residence installation and maintenance and information technology at Ameritech and its predecessor company, Illinois Bell Telephone Company.

   William W. King, Jr. has been Vice President, Strategic Planning of Illinois PCS, LLC since February 1999, and has been Vice President, Strategic Planning and Director of iPCS, Inc. since its formation. From July 1994 to February 1999, he served as the Director of Wireless Services for Cathey, Hutton & Associates, a telecommunications consultant to independent telephone and wireless companies and other entrepreneurial clients. From July 1990 to March 1994, Mr. King was the President and Chief Operating Officer of Cellular Communications of Puerto Rico. Prior to this, since July 1962, Mr. King has held various leadership positions for AT&T where he rose to the level of Area Vice President and Chief Operating Officer of AT&T of Puerto Rico/Virgin Islands.

   Leroy R. Horsman has been Vice President, Sales & Marketing of Illinois PCS, LLC since April 2000. Mr. Horsman has more than twenty-five years of experience in the commercial radio and wireless industries. From August 1998 to April 2000, Mr. Horsman was Vice President of Sales for Emerald Bay Systems, Inc. which was acquired by Decide.com. From May 1995 to August 1998, Mr. Horsman served as Regional Sales Manager for Andrew Corporation. From 1993 to 1995, Mr. Horsman developed a consulting practice and was involved in the early stages of application development, new product development, and network implementation projects for SMR networks, location systems, and other non-voice wireless applications. From 1988 to 1993, Mr. Horsman held a position with Cellular Data, Inc., in Palo Alto, California, a start-up wireless packet data technology company. From 1986 to 1988, Mr. Horsman served as the Director of Sales and Marketing for Southwestern Bell Mobile Systems in Dallas/Fort Worth, Texas. In 1981, Mr. Horsman joined NEC where he was instrumental in the deployment of early digital paging systems and cellular phones. From 1973 to 1981, Mr. Horsman worked at Motorola C&E in Dallas, Texas.

   Patricia M. Greteman has been the Controller of Illinois PCS, LLC since May 1999 and has held the same position with iPCS, Inc. since its formation. From May 1993 to April 1999, she served as the Controller of ACC of Kentucky, LLC, a cellular carrier covering a territory with over 1 million total residents. From November 1991 to April 1992, Ms. Greteman served as the Controller of Arch Mineral Corporation's Catenary Coal Company. From August 1989 to October 1991, she served as the Assistant Controller of Arch of Kentucky.

   Alan C. Anderson has served as a representative of an owner of Illinois PCS, LLC since January 1999 and as Chairman of the Board of Directors of iPCS, Inc. since its formation March 2000. Mr. Anderson is President and CEO of Geneseo Communications, Inc., a telecommunications holding company, and has served in that position since November 1994. From 1981 through 1994, Mr. Anderson held various positions, including General Manager, with Geneseo Telephone Company. He has served as General Manager of Cambridge Telcom, Inc., a telecommunications holding company, since 1987 and from 1985 to 1987 Mr. Anderson served as Assistant General Manager of Cambridge Telephone Company. Since April 1996, Mr. Anderson has served as Vice President, General Manager, Secretary and Treasurer of Henry County Communications, Inc., and from July 1981 until April 1996 he was Vice President and General Manager of Henry County Telephone Company. In addition, Mr. Anderson serves on the Illinois Telephone Association Board of Directors; he served as President of the Board of Directors in 1990 and 1991. He has served on the Board of Directors of Central Trust and Savings Bank since 1992 and currently serves on the Board of Directors of Central Bank Corporation, Celebrate Communications, LLC and GenSoft Systems, Inc. Prior to July 1981, Mr. Anderson served as an officer of the U.S. Air Force. Mr. Anderson is the father-in-law of Mr. Yager, our President, Chief Executive Officer and a Director.

   Donald L. Bell has served as a representative of an owner of Illinois PCS, LLC since January 1999 and as a Director of iPCS, Inc. since its formation. He also serves as Vice President and CEO of Cass Communications Management, Inc, a telecommunications company, since January 1994. Mr. Bell has served in various positions for Cass Communications for the past 30 years, including Plant Manager, Operational Manager, Vice President of Cass Telephone Company and President of Cass Long Distance Company. He served on the Board of Directors of Illinois 4 Limited Partnership, a telecommunications company, from 1986 to 1993. In addition, Mr. Bell has served as President of Illinois Independent Telephone Association since May 1994. Mr. Bell has served as a member of the Board of Directors of the Illinois Telecommunications Association since June 1991 and he is also a Director of Cass Telephone Company, Cass Communications Management and Cass Long Distance Company.

   Brian J. Gernant has served as a Director of iPCS, Inc. since March 2000. Mr. Gernant also serves as Director of Geneseo Communications, Inc., a telecommunications holding company, and has served in that position since July 1998. Mr. Gernant is the Branch Manager, Vice President-Investments of the Geneseo, Illinois office of A.G. Edwards & Sons Inc. Since March, 1995, Mr. Gernant has been employed by A.G. Edwards and has been a Branch Manager since January 1997. A.G. Edwards & Sons, Inc. has not performed any due diligence, expresses no opinion and makes no recommendations regarding participation in this offering.

   Robert W. Schwartz has served as a representative of an owner of Illinois PCS, LLC since January 1999 and as a Director of iPCS, Inc. since its formation. Mr. Schwartz has served as President and Manager of Madison Telephone Company, a telecommunications company, since August 1985. Mr. Schwartz has served on the Board of Directors of Madison Telephone Company since 1984. Since March 1997, he has served as President and Manager of Madison Communications Company, a telecommunications company which he founded in 1997. Mr. Schwartz is also the founder and President of Schwartz Ventures, Inc., a position he has held since 1964. He has served on the Board of Directors of Madison Communications Company since March 1994. Mr. Schwartz also has served as a member of the Board of Directors and as President and Manager of Madison

Network Systems, since August 1995. Mr. Schwartz serves on the Board of Directors of the Illinois Telephone Association where he is the current Chairman, and of the Illinois Independent Telephone Association, and he has served on the Board of Directors of Clover Leaf Bank since 1965. Mr. Schwartz is the General Manager of Technology Group, L.L.C., which was formed in December 1999.

   George Patrick Tays has served as a representative of an owner of Illinois PCS, LLC since January 1999 and as a Director of iPCS, Inc. since its formation. Mr. Tays has served as General Manager of Montrose Mutual Telephone Company and Montrose Mutual PCS, Inc., a telecommunications company, since September 1992. Prior to this and since November 1989 he has served as Assistant Secretary and Assistant Treasurer of the Board of Directors of Montrose Mutual Telephone Company. He served in the paging and cellular department of Illinois Consolidated Telephone Company, a telecommunications company, from June 1987 to September 1992.

Board of Directors

   The board of directors is currently fixed at nine members. There are seven directors currently comprising the board. Currently there are two vacancies on the board. Pursuant to the provisions of the certificate of designations for the convertible preferred stock, the holders of the convertible preferred stock have the right to elect individuals for the two vacancies. See "Description of Capital Stock--Convertible Preferred Stock." If our outstanding convertible preferred stock is converted into common stock upon the consummation of this offering, Blackstone, instead of the holders of the convertible preferred stock, will be entitled to designate two individuals for election to the board of directors pursuant to the Stockholders Agreement. See "Certain Relationships and Related Transactions--Stockholders Agreement." The board of directors is divided into three classes. Brian J. Gernant, Robert W. Schwartz and George Patrick Tays constitute Class I and will stand for election at the annual meeting of stockholders to be held in 2001. Alan C. Anderson, William W. King, Jr., and a new director who will fill a vacancy on the board constitute Class II and will stand for election at the annual meeting of stockholders to be held in 2002. Donald L. Bell, Timothy M. Yager and a new director who will fill a vacancy on the board will constitute Class III and will stand for election at the annual meeting of stockholders to be held in 2003. After the initial term following the offering, directors in each class will serve for a term of three years, or until his or her successor has been elected and qualified and will be compensated at the discretion of the board of directors.

   The audit committee consists of Messrs. Gernant, Schwartz and Tays. The compensation committee consists of Messrs. Bell and Gernant.

   The audit committee is responsible for recommending to the board of directors the engagement of our independent auditors and reviewing with the independent auditors the scope and results of the audits, our internal accounting controls, audit practices and the professional services furnished by the independent auditors.

   The compensation committee is responsible for reviewing and approving all compensation arrangements for our officers, and is also responsible for administering our incentive stock plan.

Compensation Committee Interlocks and Insider Participation

   We did not have a compensation committee during the year ended December 31, 1999. Representatives of the owners of Illinois PCS, LLC made all compensation decisions. Other than Mr. Yager, who is a Director, and Mr. Anderson who is a director and the General Manager of

Cambridge Telcom, Inc., none of our executive officers served as a director or member of the compensation committee or other board committee performing equivalent functions of another corporation whose executive officers served as a representative of an owner.

Limitation on Liability and Indemnification

   Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Our certificate of incorporation provides that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and agents and other agents to the fullest extent permitted by law. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless or whether the certificate of incorporation would permit indemnification.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of ours where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Executive Compensation

   The following table presents summary information with respect to the compensation paid to our President, Chief Executive Officer and Director and our Vice President, Strategic Planning and Director. None of our other executive officers was paid salary and bonus which exceeded $100,000 during the year ended December 31, 1999.

                           Summary Compensation Table

                                                   Annual Compensation
                                            ----------------------------------
                                                                Other Annual
Name and Principal Position                 Salary($) Bonus($) Compensation($)
Timothy M. Yager........................... $100,295  $24,000      $909(1)
  President, Chief Executive Officer and
  Director
William W. King, Jr........................   89,105   18,883       644(2)
  Vice President, Strategic Planning and
   Director

---------------------
(1) Includes the imputed value of Mr. Yager's personal use of a company automobile and life insurance premium.
(2) Includes life insurance premium.

   As of February 29, 2000, Mr. Yager agreed to cancel his management agreement with Illinois PCS, LLC in exchange for a 1.5% membership interest in Illinois PCS, LLC and certain other consideration. We have recorded a non-cash compensation expense for the three months ended March 31, 2000 in the amount of approximately $8.5 million resulting from the issuance of this membership interest to Mr. Yager.

Compensation of Directors

   During 1999, we did not compensate the representatives of our owners who functioned in a manner comparable to a board of directors. Non-employee directors will be paid $1,000 and reimbursed for their expenses for attendance at board meetings and paid $500 for telephonic board meetings. Each non-employee director has been granted stock options to purchase 15,000 shares of our common stock at $5.50 per share, the price at which we sold our convertible preferred stock. Discretionary grants of stock options may be made to non-employee directors under the 2000 Long Term Incentive Stock Plan from time to time, subject to the approval of the full board.

Employment Agreements

   We have entered into a three year employment agreement with Timothy M. Yager, our President and Chief Executive Officer on substantially the terms set forth below. The term will be automatically renewed for successive one year periods absent 90 days advance notice from one party to the other. Mr. Yager's employment agreement provides for an initial minimum annual base salary of $225,000. Under the employment agreement, Mr. Yager is also entitled to performance based and other bonuses, benefits (such as retirement, health and other fringe benefits) which are provided to other executive employees, reimbursement of business expenses and limited reimbursement of legal and financial planning expenses. Mr. Yager is also entitled to a car allowance, reimbursement for certain relocation expenses, payment of limited country club dues and assessments and a company-paid term life insurance policy. We have granted Mr. Yager a total of 500,000 stock options under our 2000 Long Term Incentive Stock Plan at an exercise price of $5.50 per share, the price per share at which the convertible preferred stock was sold. The details regarding these options are discussed in the next section. Based upon the expected offering price of a planned initial public offering, we will recognize compensation expense of approximately $2,650,000 over the vesting period of the options.

   Under the employment agreement, Mr. Yager's employment may be terminated by him or us at any time and for any reason. If his employment is terminated for any reason, he will be entitled to payment of his accrued but unpaid salary, vacation pay, unreimbursed business expenses and other items earned and owed to him by us. If his employment is terminated as a result of death or disability, he (or in the event of his death, his estate) will be paid his salary through the first anniversary of the date his death or termination for disability occurs, and he will receive a lump sum payment of his target incentive bonus. If Mr. Yager's employment is terminated by us for reasons other than for cause, or if he terminates his employment following a material breach by us of the employment agreement which is not cured within 30 days or within 60 days after we relocate our business outside of the Chicago metropolitan area, he will be entitled to continuing payments of his salary through the first anniversary of his termination, continuation of health benefits for him and his dependents for the same period, a lump sum payment of his target incentive bonus and continued vesting of his stock options during the severance period. All severance payments pursuant to the employment agreement terminate in the event Mr. Yager violates the confidentiality, noncompetition or nonsolicitation provisions of the employment agreement.

   The employment agreement contains special provisions that apply in the event of a change in control of the company. The agreement provides that if, during the one year period following a change in control, Mr. Yager's employment is terminated by us for reasons other than for cause or if he terminates for good reason, he will be entitled to a lump sum payment equal to two years of his salary, a lump sum payment of his target incentive bonus, which will be set annually by the compensation committee, continuation of his health benefits (for him and his dependents) at the employee rate for a period of two years following his termination and immediate vesting of his unvested stock options. In the event that, in connection with a change in control, any payments or benefits to which Mr. Yager is entitled from us constitute excess golden parachute payments under applicable IRS rules, he will receive a payment from us in an amount which is sufficient to pay the parachute excise tax that he will have to pay on those parachute payments. In addition, we will pay him an amount sufficient for him to pay the income tax and related employment taxes that he will have to pay related to our reimbursement to him of the parachute excise tax. For purposes of the employment agreement, the term "change in control" has the same meaning as for the 2000 Long Term Incentive Stock Plan, discussed below.

   If Mr. Yager's employment terminates for any reason other than those discussed above, he is not entitled to any severance benefits under the employment agreement.

   Pursuant to the employment agreement, Mr. Yager has agreed to keep all of our confidential information secret and he has agreed that, while he is employed by us and for a period of 12 months after his termination of employment, he will not compete with us in the wireless telecommunications business in any of the basic trading areas in which we have been granted the right to carry on the wireless telecommunications business, he will not solicit our customers for a competitive business and he will not solicit our employees.



   We have entered into an employment agreement with Linda K. Wokoun, our Executive Vice President, Chief Operating Officer, which agreement is substantially the same as Mr. Yager's agreement except for the compensation package (including options and bonus opportunities), job duties and the duration (12 months) of post-termination health benefits in the event of a covered termination. Ms. Wokoun's annual base salary is $200,000 and we have granted her a total of 300,000 stock options which have an exercise price of $5.50 per share.

   We have entered into an employment agreement with Stebbins B. Chandor, Jr., our Senior Vice President, Chief Financial Officer, which agreement is substantially the same as Ms. Wokoun's agreement except for the compensation package (including options and bonus opportunities) and job duties. Mr. Chandor's annual base salary is $175,000 and we have granted him a total of 250,000 stock options which have an exercise price of $5.50 per share.

   We have entered into an employment agreement with William W. King, Jr., our Vice President, Strategic Planning and Director, which agreement is substantially the same as Ms. Wokoun's agreement except for the compensation package (including options and bonus opportunities) and job duties. Mr. King's annual base salary is $150,000 and we have granted him a total of 150,000 stock options which have an exercise price of $5.50 per share.

   We have also entered into employment agreements with Messrs. Muscato and Horsman and Ms. Greteman. These agreements are substantially the same as the agreements with Ms. Wokoun except for the compensation package (including options and bonus opportunities) and job duties. In addition, Ms. Greteman's agreement provides for the payment of severance benefits in the event that Ms. Greteman terminates employment because her job duties are required to be performed more than 50 miles from Geneseo, Illinois. We have granted an aggregate of 1,558,750 stock options which have an exercise price of $5.50 per share under these agreements. Based upon the expected offering price of a planned initial public offering, we will recognize total aggregate compensation expense of approximately $8,260,000 over the vesting period of the options.

2000 Long Term Incentive Stock Plan

   As of July 11, 2000, the board of directors adopted and the stockholders have approved, the amended and restated 2000 Long Term Incentive Stock Plan, or the 2000 Plan. Under the 2000 Plan, we may grant stock options, stock appreciation rights, shares of common stock and performance units to our employees, consultants and directors. The total number of shares of our common stock that we may award under the 2000 Plan is 6,500,000 shares, which will be increased on December 31 of each year beginning on December 31, 2000 by a number of shares equal to 1% of the number of our shares then outstanding, up to a maximum of 8,000,000 shares. The number of shares (and the price at which shares of stock may be purchased under the 2000 Plan) may be adjusted under certain circumstances, such as in the event of a corporate restructuring. The maximum number of shares of common stock that any individual participant may receive each year under the 2000 Plan is 650,000, and there is no limit on cash payouts for grants or awards under this plan each year to any of our key executive officers.

   Our compensation committee administers our 2000 Plan. The 2000 Plan essentially gives the compensation committee sole discretion and authority to select those employees to whom awards will be made, to designate the number of shares covered by each award, to establish vesting schedules and terms of each award, to specify all other terms of awards, and to interpret the 2000 Plan.

   Options awarded under the 2000 Plan may be either incentive stock options or nonqualified stock options; provided that incentive stock options may only be awarded to our employees. The compensation committee has determined that options awarded pursuant to the terms of the employment agreements entered into in connection with the reorganization shall be incentive stock options to the extent possible. Incentive stock options are intended to satisfy the requirements of Section 422 of the Internal Revenue Code. Nonqualified stock options are not intended to satisfy Section 422 of the Internal Revenue Code. Stock appreciation rights may be granted in connection with options, or may be granted as free-standing awards. Exercise of an option will result in the corresponding surrender of the attached stock appreciation right. At a minimum, the exercise price of an option or stock appreciation right must be at least equal to the greater of:

  . the fair market value of a share of common stock on the date on which the option or stock appreciation right is granted and

  . the par value of a share of common stock on that date.

Options and stock appreciation rights will be exercisable in accordance with the terms set by the compensation committee when granted and will expire on the date determined by the compensation committee. All options and stock appreciation rights must expire no later than ten years after they are granted under our plan. If a stock appreciation right is issued in connection with an option, the stock appreciation right will expire when the related option expires. Special rules and limitations apply to stock options which are intended to be incentive stock options.

   Under our 2000 Plan, our compensation committee may grant common stock to participants. During the period that a stock award is subject to restrictions or limitations, the participants may receive dividend rights relating to the shares.

   The compensation committee may award participants performance units which entitle the participant to receive value for the units at the end of a performance period to the extent provided under the award. Our compensation committee establishes the number of units and the performance measures and periods when it makes an award.

   All awards under the 2000 Plan will accelerate and become fully vested if a change of control of our company occurs.

                             PRINCIPAL STOCKHOLDERS

   The following table presents information regarding the beneficial ownership of common stock as of July 15, 2000 with respect to:

  . each person who, to our knowledge, is the beneficial owner of 5% or more of the outstanding common stock;

  . each of the directors;

  . the chief executive officer; and

  . all executive officers and directors as a group.

                                 Number of        Percentage of   Percentage of
                            Shares Beneficially     Ownership       Ownership
   Name and Address (1)          Owned (2)      Prior to Offering After Offering
Geneseo Communications,         15,468,809            28.7%            24.8%
Inc.......................
111 E. 1st Street
Geneseo, Illinois 61254

Cambridge Telcom, Inc.....      13,258,979            24.6             21.3
111 E. 1st Street
Geneseo, Illinois 61254

The Blackstone Group......       7,272,727            13.5             11.7
345 Park Avenue
New York, New York 10154
(3)

Cass Communications              4,419,660             8.2              7.1
Management, Inc...........
100 Redbud Road
Virginia, Illinois 62691

Technology Group, LLC.....       4,419,660             8.2              7.1
118 E. State Street
Hamel, Illinois 62046

Montrose Mutual PCS, Inc..       4,419,660             8.2              7.1
102 N. Main Street
Dieterich, Illinois 62424

Respond Communications,          4,419,660             8.2              7.1
Inc. .....................
102 N. Main Street
Dieterich, Illinois 62424
(4)

Timothy M. Yager..........         673,045             1.3              1.1

William W. King, Jr. .....              --              --               --

Alan C. Anderson (5)......      28,727,788            53.2             46.1

Donald L. Bell (6)........       4,419,660             8.2              7.1

Brian J. Gernant..........              --              --               --

Gerald S. Gill II (7).....       4,419,660             8.2              7.1

Robert W. Schwartz (8)....       4,419,660             8.2              7.1

George Patrick Tays (9)...       4,419,660             8.2              7.1

All executive officers and
directors
as a group (10 persons)...      42,659,813            79.1             68.5

(1) Except as otherwise indicated below, the address for each executive officer and director is 121 West First Street, Suite 200, Geneseo, Illinois 61254.
(2) Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if such person has or shares the right to vote or dispose of such common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table.

(3) Of the 7,272,727 shares, 3,272,727 are held by Blackstone Communications Partners I L.P. ("BCOM"), 2,893,282 are held by Blackstone iPCS Capital Partners L.P. ("BICP") and 1,106,718 are held by Blackstone/iPCS L.L.C. ("BLLC"). Blackstone Communications Management Associates I L.L.C. is the general partner of BCOM. Blackstone Media Management Associates III L.L.C. is the general partner of BICP. Blackstone Media Management Associates III L.L.C. is the manager of BLLC. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of Blackstone, and as such may also be deemed to share beneficial ownership of the shares held by each of these entities.

(4) Consists of shares beneficially owned by Montrose Mutual PCS, Inc. Respond Communications is a beneficial owner of these shares based on its 100% ownership of Montrose Mutual PCS, Inc.

(5) Consists of shares beneficially owned by Geneseo Communications, Inc. and Cambridge Telcom, Inc. Mr. Anderson is the President and CEO of Geneseo Communications, Inc. and is the General Manager of Cambridge Telcom, Inc., and is the beneficial owner of the shares owned by each of these entities. Mr. Anderson disclaims beneficial ownership of these shares. Mr. Anderson's address is the same as the address for Geneseo Communications, Inc.

(6) Consists of shares beneficially owned by Cass Communications Management, Inc. Mr. Bell is the Vice President and CEO of Cass Communications Management, Inc., and is the beneficial owner of the shares owned by Cass Communications Management, Inc. Mr. Bell disclaims beneficial ownership of these shares. Mr. Bell's address is the same as the address for Cass Communications Management, Inc.

(7) Consists of shares beneficially owned by Cass Communications Management, Inc. Mr. Gill is the beneficial owner of a majority of the outstanding shares of Cass Communications Management, Inc. Mr. Gill disclaims beneficial ownership of certain shares owned by Cass Communications Management, Inc. attributable to the shares of Cass Communications Management, Inc. which are held in trusts for the benefit of members of Mr. Gill's family. The address for Mr. Gill is the same as the address for Cass Communications Management, Inc.

(8) Consists of shares beneficially owned by Technology Group, LLC. Mr. Schwartz is a beneficial owner of the shares owned by Technology Group, LLC by virtue of his position as Trustee of a family trust that owns substantially all of the membership interests in Technology Group, LLC. Mr. Schwartz disclaims beneficial ownership of these shares. Mr. Schwartz's address is the same as the address for Technology Group, LLC.

(9) Consists of shares beneficially owned by Montrose Mutual PCS, Inc. Mr. Tays is the General Manager of Montrose Mutual PCS, Inc., and is the beneficial owner of the shares owned by Montrose Mutual PCS, Inc. Mr. Tays disclaims beneficial ownership of these shares. Mr. Tays' address is the same as the address for Montrose Mutual PCS, Inc.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation of Illinois PCS, LLC

   Geneseo Communications, Inc., Cambridge Telcom, Inc., Cass Communications Management, Inc., Schwartz Ventures, Inc. (which transferred its ownership to its affiliate Technology Group, LLC), Montrose Mutual PCS, Inc., and Gridley Enterprises, Inc. formed Illinois PCS, LLC in January 1999. Those investors received membership interests in exchange for their capital contributions. As of February 29, 2000 the members agreed to admit Timothy M. Yager, our President and Chief Executive Officer, as a new member owning a 1.5% interest, and to reduce their membership interests in aggregate by 1.5%. Mr. Yager agreed to cancel his management agreement with Illinois PCS, LLC in exchange for his 1.5% membership interest and certain other consideration. For the three-months ended March 31, 2000, we have recorded compensation expense

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in the amount of approximately $8.5 million resulting from the issuance of this membership interest to Mr. Yager. For further information on the compensation expense, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

   The members have contributed all unfunded equity commitments. The obligations of the members of Illinois PCS, LLC to contribute capital and the other provisions contained in the formation documents of Illinois PCS, LLC have been eliminated as of July 12, 2000 when we consummated the reorganization from a limited liability company to a holding company structure.

Issuance of Convertible Participating Preferred Stock

   An investor group led by Blackstone has purchased $50.0 million and committed to purchase an additional $70.0 million of our convertible preferred stock. As of July 12, 2000, we have issued 9,090,909 shares of our Series A-1 Convertible Participating Preferred Stock at a purchase price of $5.50 per share to the investor group. In the event that we do not complete an initial public offering of our common stock yielding gross proceeds of $30.0 million or more prior to December 31, 2000, and subject to certain other conditions described below, the investor group will also purchase (and we will issue) 14,000,000 shares of a new issue of preferred stock, to be designated our Series A-2 Convertible Participating Preferred Stock, at a purchase price of $5.00 per share. The issuance of our Series A-1 Preferred Stock has yielded gross proceeds to us of $50.0 million, and the future issuance of our Series A-2 Preferred Stock, if it occurs, would yield gross proceeds to us of an additional $70.0 million. For more information relating to the terms of the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, see "Description of Capital Stock." The consummation of this offering will eliminate our obligation to sell, and Blackstone's obligation to purchase, the additional $70.0 million of convertible preferred stock.

 Investment Agreement

   In the preferred stock investment agreement between us and the investor group, we agreed that we would not take specified actions relating to our business, our capital stock and other aspects of our operations without the prior approval of Blackstone. Among those actions are the following:

  . the declaration or payment of certain dividends or distributions;

  . the issuance of certain notes or debt securities containing equity features prior to December 31, 2000, or the issuance of any equity securities which would be senior to, or on parity with, the preferred stock;

  . subject to certain exceptions, the making of investments in third parties;

  . the incurrence of any indebtedness in excess of $10.0 million, other than pursuant to the senior secured credit facility, the notes and certain other exceptions; or

  . subject to certain exceptions, the issuance or sale of any shares of our capital stock or the capital stock of our subsidiaries prior to December 31, 2000, other than in a public offering of our common stock, pursuant to an employee benefit plan or with respect to mergers and acquisitions.

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   The approval rights of Blackstone and most of the other rights relating to its ownership of our capital stock will terminate upon the earlier to occur of
(a) the closing of an underwritten public offering of our common stock in which we receive aggregate gross proceeds of at least $50.0 million and in which the per share price at which such shares are sold in the offering is at least $11.00 per share (subject to adjustment), and (b) our consummation of certain transactions that result in a change of control. The consummation of this offering at an initial public offering price of $11.00 per share or greater will cause these rights of the investor group to terminate.

   The obligation of the investor group to purchase the Series A-2 Preferred Stock is conditioned upon:

  . us not having consummated, before December 31, 2000, an initial public offering of our common stock yielding gross proceeds of $30.0 million or more;

  . certain of our representations and warranties in the investment agreement being true and correct in all material respects (including our representation that there has been no event, condition or change that individually or in the aggregate has had or could reasonably be expected to have a material adverse effect on the assets, business, properties, liabilities, condition (financial or otherwise), results of operations or prospects of us and our subsidiaries taken as a whole);

  . the material performance by us of our obligations thereunder; and

  . our delivery of customary legal opinions, closing certificates and related closing materials.

   The consummation of this offering will eliminate our obligation to sell, and the investor group's obligation to purchase, the Series A-2 Preferred Stock.

 Stockholders Agreement

   In connection with the purchase and sale of our Series A-1 Preferred Stock, we have entered into a stockholders agreement with the investor group, Geneseo Communications, Inc. and Cambridge Telcom, Inc. which provides for, among other things, the matters described below which are modified by the consummation of this offering where indicated:

  . limitations on the transfer of any of our securities by each of Geneseo and Cambridge for six months after the expiration of a lock-up period required by our underwriter in an initial public offering;

  . tag-along rights in favor of the investor group allowing it to participate in certain sales of our capital stock by Geneseo or Cambridge;

  . until an initial public offering or a change of control transaction, drag-along rights in favor of Geneseo and Cambridge requiring the investor group to sell all of our capital stock owned by it if Geneseo and Cambridge accept an offer meeting certain criteria to sell all of our capital stock owned by each of them;

  . subject to certain requirements regarding ownership of our capital stock, the right of Blackstone to designate up to two members of our Board of Directors;

  . preemptive rights granting the investor group the right to subscribe for and purchase, at the same price per share and upon the same terms and conditions, a portion of any equity securities we issue prior to an initial public offering of our common stock that yields gross proceeds to us of at least $30.0 million;

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  . the right of the investor group to request that we use our best efforts to complete an initial public offering of our common stock if we have not done so within two years of the date of the purchase by the investor group;

  . the right of the investor group to approve any merger, consolidation, sale of assets or other business combination transaction or issuance of securities that would have certain tax consequences to the holders of the Series A-1 Preferred Stock;

  . in the event that, within five years of the date of the purchase by the investor group, we have not completed one or more public offerings of our common stock resulting in gross proceeds of $50 million or consummated a business combination transaction with a publicly held company meeting certain criteria, the investor group has the right to request that we repurchase the preferred stock (and common stock issued upon conversion thereof, if any) owned by the investor group at fair market value, unless our Board of Directors determines, in its sole discretion, that it is not in our best interests to do so, whereupon the investor group would have the right to force a sale of our company (it being understood that any such repurchase would be subject to the rights of Sprint under the Sprint PCS agreements, as well as any restrictions on such repurchase or sale contained in the indenture governing the senior discount notes, the senior secured credit agreement or elsewhere and that any sale of our company would be subject to the rights of Sprint under the Sprint PCS agreements);

  . after the closing of the purchase of the Series A-2 Preferred Stock, if it occurs, and provided that all of the preferred stock previously issued has not been converted to common stock, the right of the investor group to approve certain changes of control that do not meet specified criteria (this provision will cease to be effective upon completion of this offering); and

  . provided that all of the preferred stock previously issued has not been converted to common stock, the right of the investor group to approve certain business combination transactions that do not involve a change of control (this provision will cease to be effective upon completion of this offering at a purchase price equal to or greater than $11.00 per share).

 Registration Rights Agreement

   In the registration rights agreement we have entered into as of July 12, 2000, we granted to the holders of our Series A-1 Preferred Stock (and, if issued, our Series A-2 Preferred Stock) the following registration rights, exercisable by them at any time after an initial public offering of our common stock:

  . demand registration rights that entitle Blackstone to require us to register, at our expense, the resale of the shares of common stock of the investor group under the Securities Act on up to three occasions, including, if requested by Blackstone, on a continuous or delayed basis; and

  . piggyback registration rights that entitle the investor group to require us to include, at our expense, their shares of common stock in a registration of any of our equity securities for sale by us or by any of our other security holders, other than in connection with an initial public offering and other than pursuant to the registration of the warrants comprising part of the units or the warrants issued to Sprint PCS.

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   The foregoing registration rights extend to all of the common stock that the investor group or its successors may acquire upon the conversion of their Series A-1 Preferred Stock and, if applicable, their Series A-2 Preferred
Stock. The foregoing registration rights are subject to the right of the underwriters of any underwritten offering to limit the number of shares included in such registration.

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             REGULATION OF THE WIRELESS TELECOMMUNICATIONS INDUSTRY

   The FCC regulates the licensing, construction, operation, acquisition and interconnection arrangements of wireless telecommunications systems in the United States.

   The FCC has promulgated, and is in the process of promulgating, a series of rules, regulations and policies to, among other things:

 . grant or deny licenses for PCS frequencies;

 . grant or deny PCS license renewals;

 . rule on assignments and/or transfers of control of PCS licenses;

 . govern the interconnection of PCS networks with other wireless and wireline carriers;

 . establish access and universal service funding provisions;

 . possibly facilitate the offering of Calling Party Pays as an optional wireless service for consumers;

 . possibly permit commercial mobile radio service, commonly referred to as CMRS, spectrum to be used for the transmission of programming material targeted to a limited audience;

 . impose fines and forfeitures for violations of any of the FCC's rules; and

 . regulate the technical standards of PCS networks.

   The FCC prohibits a single entity from having an attributable interest (usually 20% or greater) in broadband PCS, cellular and specialized mobile radio service, or SMR, licenses totaling more than 45 MHz in any urban areas, and 55 MHz in rural areas. Interests held by passive institutional investors, small companies and rural telephone companies are not usually deemed attributable for purposes of this prohibition if such interests do not exceed 40%.

Transfers and Assignments of PCS Licenses

   The FCC must give prior approval to the assignment of, or transfers involving, substantial changes in ownership or control of a PCS license. Non-controlling interests in an entity that holds a PCS license or operates PCS networks generally may be bought or sold without prior FCC approval. In addition, a recent FCC order requires only post-consummation notification of certain pro forma assignments or transfers of control.

Conditions of PCS Licenses

   All PCS licenses are granted for 10-year terms conditioned upon timely compliance with the FCC's build-out requirements. Pursuant to the FCC's build-out requirements, all 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population within 5 years and to two-thirds of the population within 10 years, and all 10 MHz broadband PCS licensees must construct facilities that offer coverage to at least one-quarter of the population within 5 years or make a showing of "substantial service" within that 5 year period. Rule violations could result in license revocations. The FCC also requires licensees to maintain a certain degree of control over their licenses. The Sprint PCS agreements reflect an alliance that the parties believe meets the FCC

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requirements for licensee control of licensed spectrum. If the FCC were to determine that the Sprint PCS agreements need to be modified to increase the level of licensee control, the Sprint PCS agreements may be modified to cure any purported deficiency regarding licensee control of the licensed spectrum.

PCS License Renewal

   PCS licensees can renew their licenses for additional 10 year terms. PCS renewal applications are not subject to auctions. However, under the FCC's rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The FCC's rules afford PCS renewal applicants involved in comparative renewal hearings with a "renewal expectancy." The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the PCS renewal applicant has: (1) provided "substantial service" during its license term; and
(2) substantially complied with all applicable laws and FCC rules and policies. The FCC's rules define "substantial service" in this context as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal.

Interconnection

   The FCC has the authority to order interconnection between commercial mobile radio service, or CMRS, providers (which includes us) and any other common carrier. The FCC has ordered local exchange carriers to provide reciprocal compensation to CMRS providers for the termination of traffic. Under these new rules, we benefit from interconnection agreements negotiated by Sprint PCS for our network with Ameritech, U.S. West, GTE and several smaller independent local exchange carriers. Interconnection agreements are negotiated on a state-wide basis. If an agreement cannot be reached, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. Negotiated interconnection agreements are subject to state approval.

Other FCC Requirements

   The FCC has divided the 120 MHz of spectrum allocated to Broadband PCS into six frequency blocks, A through F. Through Sprint PCS, we operate under blocks A, B and D. Broadband PCS providers generally are prohibited from unreasonably restricting resale of their services and from unreasonably discriminating against resellers. These prohibitions on a provider's restriction of resale will expire November 24, 2002 unless the FCC extends them. The FCC recently decided that these prohibitions apply to services and not to equipment such as handsets, whether alone or in bundled packages.

   The FCC also adopted rules that require local exchange and most CMRS carriers, including us, to program their networks to allow customers to change service providers without changing telephone numbers, which is referred to as service provider number portability. Most CMRS carriers are required to implement nationwide roaming by November 24, 2002 as well. The FCC currently requires most CMRS providers to be able to deliver calls from their networks to ported numbers anywhere in the country, and to contribute to the Local Number Portability Fund.

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   The FCC has adopted rules permitting broadband PCS and other CMRS providers to provide wireless local loop and other fixed services that would directly compete with the wireline services of local exchange carriers, or LECs. In June 1996, the FCC adopted rules requiring broadband PCS and other CMRS providers to implement enhanced emergency 911 capabilities within 18 months after the effective date of the FCC's rules. The full compliance with these rules must occur by October 1, 2001. Further waivers of the enhanced emergency 911 capability requirements may be obtained by individual carriers by filing a waiver request.

   On June 10, 1999, the FCC initiated a regulatory proceeding seeking comment from the public on a number of issues related to competitive access to multiple-tenant buildings, including the following:

   . the FCC's tentative conclusion that the Communications Act of 1934, as amended, requires utilities to permit telecommunications carriers access to rooftop and other rights-of-way in multiple tenant buildings under just, reasonable and nondiscriminatory rates, terms and conditions; and

   . whether building owners that make access available to a telecommunications carrier should be required to make access available to all other telecommunications carriers on a nondiscriminatory basis, and whether the FCC has the authority to impose such a requirement.

This proceeding could affect the availability and pricing of sites for our antennae and those of our competitors.

Communications Assistance for Law Enforcement Act

   The Communications Assistance for Law Enforcement Act was enacted in 1994 to preserve electronic surveillance capabilities by law enforcement officials in the face of rapidly changing telecommunications technology. The Communications Assistance Act requires telecommunications carriers, including us, to modify their equipment, facilities, and services to allow for authorized electronic surveillance based on either industry or FCC standards. In 1997, industry standard-setting organizations developed interim standards for wireline, cellular, and broadband PCS carriers to comply with the Communications Assistance Act. In August 1999, the FCC supplemented the interim industry standards with additional standards. For interim industry standards, the deadline for compliance is June 30, 2000, and for the additional standards established by the FCC, the deadline is September 30, 2001. Although we will be able to offer traditional electronic surveillance capabilities to law enforcement agencies, we may not meet the compliance deadlines of either June 30, 2000 or September 30, 2001, due to required hardware changes that have not yet been developed and implemented by switch manufacturers. We intend to join with Sprint PCS to request an extension of time for compliance with these requirements. We may be granted extensions for compliance, or we may be subject to penalties if we fail to comply, including being assessed fines or having conditions put on our licenses.

Other Federal Regulations

   Wireless systems, which we use in the provision of our services, must comply with certain FCC and FAA regulations regarding the siting, lighting and construction of transmitter towers and antennas. In addition, certain FCC environmental regulations may cause certain cell site locations to

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become subject to regulation under the National Environmental Policy Act. The
FCC is required to implement this statute by requiring carriers to meet certain land use and radio frequency standards.

Review of Universal Service Requirements

   The FCC and the states are required to establish a universal service program to ensure that affordable, quality telecommunications services are available to all Americans. Sprint PCS is required to contribute to the federal universal service program as well as existing state programs. The FCC has determined that Sprint PCS' contribution to the federal universal service program is a variable percentage of interstate end-user telecommunications revenues. Although many states are likely to adopt a similar assessment methodology for intrastate revenues, the states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC's rules. At the present time it is not possible to predict the extent of the Sprint PCS total federal and state universal service assessments or its ability to recover from the universal service fund.

Partitioning; Disaggregation

   The FCC has modified its rules to allow broadband PCS licensees to partition their market areas and/or to disaggregate their assigned spectrum and to transfer partial market areas or spectrum assignments to eligible third parties.

Wireless Facilities Siting

   States and localities are not permitted to regulate the placement of wireless facilities so as to prohibit the provision of wireless services or to discriminate among providers of such services. In addition, as long as a wireless system complies with the FCC's rules, states and localities are prohibited from using radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. The FCC is considering numerous requests for preemption of local actions affecting wireless facilities siting.

Equal Access

   Wireless providers are not required to provide equal access to common carriers for toll services. However, the FCC is authorized to require unblocked access to toll carriers subject to certain conditions.

State Regulation of Wireless Service

   Section 332 of the Communications Act preempts states from regulating the rates and entry of CMRS providers. However, states may petition the FCC to regulate such providers and the FCC may grant such petition if the state demonstrates that (1) market conditions fail to protect subscribers from unjust and unreasonable rates or rates that are unjustly or unreasonably discriminatory, or (2) when CMRS is a replacement for landline telephone service within the state. To date, the FCC has granted no such petition. To the extent we provide fixed wireless service, we may be subject to additional state regulation.

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                          DESCRIPTION OF CAPITAL STOCK

General

   The following summarizes all of the material terms and provisions of our capital stock. Prior to the closing of the offering, we will have 375,000,000 shares of authorized capital stock, including 300,000,000 shares of common stock, par value $0.01 per share, and 75,000,000 shares of preferred stock, par value $0.01 per share. As of July 15, 2000, there were 44,869,643 shares of common stock and 9,090,909 shares of convertible preferred stock issued and outstanding. As of that date there were seven holders of record of the outstanding shares of common stock and 10 holders of record of the convertible preferred stock.

Common Stock

   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have any cumulative rights. Subject to the rights of the holders of any series of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. Holders of shares of common stock have no preemptive or other similar rights. If we liquidate, dissolve or wind up, the holders of shares of common stock are entitled to share ratably in the assets which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of preferred stock.

Preferred Stock

   Under our certificate of incorporation, the board of directors is authorized, subject to certain limitations prescribed by law and without further stockholder approval, to issue up to an aggregate of 75,000,000 shares of preferred stock. The preferred stock may be issued in one or more series. Each series may have different rights, preferences and designations and qualifications, limitations and restrictions that may be established by our board of directors without approval from the stockholders. These rights, designations and preferences include:

 . number of shares to be issued;

 . dividend rights;

 . dividend rates;

 . conversion rights;

 . voting rights;

 . liquidation preferences; and

 . terms of redemption.

   If our board of directors decides to issue any preferred stock, it could have the effect of delaying or preventing another party from taking control of us. This is because the terms of the preferred stock

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could be designed to make it prohibitively expensive for any unwanted third-
party to make a bid for our shares. We have no present plans to issue any shares of preferred stock.

 Series A-1 Preferred Stock

   Upon the closing of this offering at an initial public offering price of $11.00 per share or greater, the Series A-1 Preferred Stock will automatically convert into shares of common stock. With respect to dividends and distributions upon our liquidation, winding-up and dissolution, the Series A-1 Preferred Stock ranks senior to our common stock and on parity with the Series A-2 Preferred Stock, if issued. In addition, upon our liquidation, holders of Series A-1 Preferred Stock will be entitled to receive a liquidation preference of approximately $50.0 million, plus dividends of 7.5% per year.

   The Series A-1 Preferred Stock has a term of eleven years, and we will be obligated to redeem all outstanding shares of Series A-1 Preferred Stock on July 12, 2011 for an aggregate amount equal to its accrued liquidation preference. At any time and from time to time prior to the redemption date, holders of the Series A-1 Preferred Stock may, at their option, convert all or any such shares into shares of our common stock. The conversion price is subject to adjustment upon the occurrence of certain events, including the following: certain issuances of additional shares of common stock, or securities convertible into shares of common stock, at a price below $5.50 per share; a stock split or combination; and certain dividends and distributions.

   Each share of Series A-1 Preferred Stock shall automatically convert into shares of our common stock upon the earlier to occur of the following: (a) the closing of an underwritten public offering of our common stock in which we receive aggregate gross proceeds of at least $50.0 million and in which the per share price at which such shares are sold in the offering is at least $11.00 per share (subject to adjustment); (b) upon our consummation of a transaction with a public company that results in a change of control; and (c) upon our consummation of a transaction with a private company that results in a change of control (and with respect to which the investor group has not waived its right to receive the special dividend payable by us upon such change of control).

 Dividends

   Dividends shall be payable semiannually on each share of Series A-1 Preferred Stock at a rate of 7.5% per year and, when paid, shall be paid only in additional shares of Series A-1 Preferred Stock. Such dividends will accrue daily whether or not we have earnings or profit, whether or not there are funds legally available for payment of such dividends and whether or not dividends are declared. Dividends shall accumulate and compound semi-annually. In addition to the 7.5% dividend, when and if our Board of Directors declares a dividend payable with respect to the then outstanding shares of our common stock, the holders of the Series A-1 Preferred Stock shall be entitled to the amount of dividends per share as would be payable on the number of shares of our common stock into which such share of Series A-1 Preferred Stock could then be converted. Upon the occurrence of a change of control prior to July 12, 2005, we will be obligated to pay, in addition to regular dividends, a special dividend to each holder of Series A-1 Preferred Stock (except as to any changes of control in connection with a business combination with a private company as to which the investor group waives its right to receive such dividend) in an amount equal to the amount of all unpaid dividends that would have been payable through July 12, 2005.

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   With respect to our Preferred Stock, a "change of control" occurs upon the happening of any of the following events:

  . any person who is not currently a holder of our stock is or becomes a beneficial owner of more than 50% of the aggregate voting power of our securities or of our stockholders, Geneseo Communications, Inc. and Cambridge Telcom, Inc.;

  . Geneseo, Cambridge and their affiliates collectively do not beneficially own more shares of our voting securities than any other person (other than the investor group and its affiliates), which person beneficially owns more than 35% of our voting securities;

  . any transaction occurs that results in our stockholders or the stockholders of Geneseo or Cambridge immediately prior to such transaction being the holders of less than 50% of the aggregate voting power of the securities of the resulting company after such transaction;

  . a majority of the members of our Board of Directors consists of individuals who are neither members of the Board on the closing date or appointed by the investor group, full time employees or directors of one of our stockholders at such time or an individual who was requested to be placed on the Board by a stockholder;

  . a merger, consolidation, sale of assets or other similar business combination transaction is consummated and, as a direct result, Mr. Yager ceases to be our Chief Executive Officer or that of our successor; or

  . any liquidation, dissolution or winding up of us, or a dividend or distribution to our stockholders of more than 50% of our assets.

 Voting

   Holders of our Series A-1 Preferred Stock shall be entitled to vote on all matters submitted to a vote of our stockholders as if the holders of Series A-1 Preferred Stock had converted their shares immediately prior to the vote. In addition, the vote of at least a majority of the then outstanding shares of Series A-1 Preferred Stock, voting together as a single class, shall be necessary for effecting or validating the following actions:

  . any amendment, alteration or change to the rights, preferences, privileges or powers of the Series A-1 Preferred Stock in any manner that adversely affects the shares of such series;

  . any increase or decrease in the total number of authorized or issued shares of Series A-1 Preferred Stock, other than the dividend issuances of such shares;

  . any authorization, creation or issuance of any senior or parity securities other than the issuance of Series A-2 Preferred Stock;

  . any redemption, acquisition or other purchase of any shares of our, or any of our subsidiary's, capital stock or other equity security, subject to some exceptions;

  . any change of our certificate of incorporation or bylaws that would adversely affect the holders of the Series A-1 Preferred Stock; or

  . any voluntary liquidation, dissolution or winding up of us.

 Series A-2 Preferred Stock

   The Series A-2 Preferred Stock shall have substantially the same rights, preferences, powers, restrictions and limitations as the Series A-1 Preferred Stock.

Warrants

Sprint Warrants

   As additional consideration to Sprint Spectrum L.P. for its agreement to expand our initial territory by the additional 20 markets, we have issued to Sprint Spectrum L.P., or any of its designees controlled by, or under common control with, Sprint Spectrum L.P. warrants for 1,151,938 shares. The warrants are exercisable by Sprint Spectrum L.P. at an exercise price of $4.95 per share beginning on or after July 15, 2001 and expiring on July 15, 2007. Sprint Spectrum L.P. may transfer its rights with respect to the warrants only to a company that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Sprint Spectrum L.P., and any warrants so transferred will be subject to the exercise time periods. At such time as we become eligible to file a registration statement on Form S-3, Sprint Spectrum L.P. will be entitled to demand registration rights for the underlying common stock until the common stock may be sold without registration.

Unit Warrants

   As part of our units offering, we issued and sold warrants to purchase an aggregate of 2,982,699 shares of our common stock pursuant to a warrant agreement between us and ChaseMellon Shareholder Services, L.L.C., as the warrant agent. We have filed a copy of the warrant agreement as an exhibit to the registration statement, which includes this prospectus.

   The holders of the unit warrants are entitled, in the aggregate, to purchase 2,982,699 shares of our common stock, representing approximately 5% of the issued and outstanding shares of our common stock on a fully diluted basis, assuming exercise of the Sprint warrants and all options outstanding or that have or may be issued under our 2000 Long Term Incentive Stock Plan. The unit warrants become exercisable at any time after July 15, 2001 for a period of ten years from the date of issuance. The unit warrants currently trade in the Private Offerings and Resales trading through Automated Linkages (PORTAL) market as part of the units with our senior discount notes and will not trade separately until the separation date which shall be the earliest to occur of:

  (1) January 8, 2001;

  (2) the commencement of the exchange offer with respect to the senior discount notes;

  (3) the date a shelf registration with respect to the senior discount notes is declared effective;

  (4) upon an offer to purchase on a change of control or permitted optional redemption of the senior discount notes;

  (5) an event of default with respect to the senior discount notes; and

  (6) a date determined by Donaldson, Lufkin & Jenrette Securities Corporation in its sole discretion.

   Each of the warrants, when exercised, will entitle the holder to receive
9.94233 fully paid and non-assessable shares of our common stock, at an exercise price of $5.50 per share, subject to adjustment from time to time in several circumstances including the following:

  (1) the payment by us of dividends and other distributions on our common stock;

  (2) subdivision, combinations and reclassifications of our common stock;

  (3) the issuance to all holders of common stock of such rights, options or warrants entitling them to subscribe for our common stock or securities convertible into, or exchangeable or exercisable for, our common stock at a price which is less than the fair market value per share of our common stock;

  (4) certain distributions to all holders of our common stock of any of our assets or debt securities or any rights or warrants to purchase any such securities, excluding those rights and warrants referred to in clause (3) above;

  (5) the issuance of shares of our common stock for consideration per share less than the then fair market value per share of our common stock at the time of issuance of such convertible or exchangeable security, excluding securities issued in transactions referred to in clauses (1) through (4) above, or (6) below; and

  (6) the issuance of securities convertible into or exchangeable for our common stock for a conversion or exchange price plus consideration received upon issuance less than the then fair market value per share of our common stock at the time of issuance of such convertible or exchangeable security, excluding securities issued in transactions referred to in (1) through (4) above.

   The events described above are subject to certain exceptions described in the warrant agreement including:

  . issuances of options, convertible securities or common stock to employees, directors or consultants of us or any of our subsidiaries pursuant to a plan approved by our board of directors;

  . rights to purchase common stock pursuant to a plan for reinvestment of dividends or interest; and

  . issuances of common stock, options or convertible securities in connection with mergers and acquisitions with non-affiliated third parties.

   We are required, under the terms of a warrant registration rights agreement to:

  . file a shelf registration statement on or before October 10, 2000 covering the resale of the unit warrants, the issuance of the common stock issuable upon exercise of the unit warrants and the resale of the common stock issuable upon exercise of the unit warrants;

  . use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or before January 8, 2000; and

  . keep the shelf registration statement continuously effective until the date on which all of the unit warrants or shares of common stock issuable thereunder have been sold pursuant to the shelf registration statement or the unit warrants have expired.

   If we fail to file the registration statement, or fail to cause the registration statement to become effective, or fail to maintain its effectiveness as specified above, a registration default shall be deemed to have occurred and we will be required to pay liquidated damages to each holder of a unit warrant. The liquidated damages payable to each holder of a warrant will be in an amount equal to $0.03 per week per unit warrant held by such holder for each week or portion thereof that the registration default continues for the first 90-day period immediately following the occurrence of such registration default. This amount will increase by an additional $0.02 per week per warrant with respect to each subsequent 90-day period, up to a maximum amount equal to $0.07 per week per unit warrant. The provision for liquidated damages will continue until such registration default has been cured. We will not be required to pay liquidated damages for more than one registration default at any given time.

Delaware Law and Certain Charter and By-Law Provisions

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a certain period of time. That period is three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

   Our certificate of incorporation and by-laws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with each class beginning its three year term in a different year. See "Management--Board of Directors." A director may be removed only for cause by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally for the election of directors voting together as a single class.

   Our certificate of incorporation will also require a stockholder who intends to nominate a candidate for election or to raise new business at a stockholder meeting to give at least 90 days' advance notice to the Secretary. The notice provision will require a stockholder who desires to raise new business to provide us certain information concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director will need to provide us with certain information concerning the nominee and the proposing stockholder.

   Our certificate of incorporation empowers our board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. These factors may include:

  . comparison of the proposed consideration to be received by stockholders in relation to the then current market price of our capital stock, our estimated current value in a freely negotiated transaction and our estimated future value as an independent entity; and

  . the impact of a transaction on our employees, suppliers and customers and its effect on the communities in which we operate.

   The provisions described above could make it more difficult for a third-party to acquire control of us and, furthermore, could discourage a third-party from making any attempt to acquire control of us.

   Our certificate of incorporation provides that after the closing of the initial public offering, any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders, and that special meetings may be called only by the chairman of the board, president and chief executive officer or by the board pursuant to a resolution adopted by a majority of the board of directors, or as otherwise provided in the by-laws. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities. These provisions may also discourage another person or entity from making an offer to stockholders for the common stock. This is because the person or entity making the offer, even if it acquired a majority of our outstanding voting securities, would be unable to call a special meeting of the stockholders and would further be unable to obtain unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directors or the approval of a merger, would have to wait for the next duly called stockholders meeting.

   The DGCL provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 80% of the outstanding voting stock to amend or repeal any of the provisions of the certificate of incorporation described above. The 80% vote is also required to amend or repeal any of our by-law provisions described above. The by-laws may also be amended or repealed by the board of directors. The 80% stockholder vote would be in addition to any separate vote that each class of preferred stock is entitled to that might in the future be required in accordance with the terms of any preferred stock that might be outstanding at the time any amendments are submitted to stockholders.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

Listing

   Application will be made to have our common stock quoted on the Nasdaq National Market under the symbol "IPCS."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for the common stock. Future sales of substantial amounts of common stock in the public market could adversely affect market prices of the common stock prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after the consummation of our offering due to certain contractual and legal restrictions on resale, as described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

   Upon completion of our offering, we will have outstanding an aggregate of 62,293,885 shares of common stock, assuming no exercise of the underwriters' over-allotment option.

Sales of Restricted Shares; Options

   All of the shares of common stock sold in the offering will be freely tradeable under the Securities Act, unless purchased by our "affiliates," as the Securities Act defines that term. In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted stock for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:

  . one percent of the then outstanding shares of common stock, or

  . the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed.

In addition, under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares of restricted stock for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one and two year holding periods described above, a holder of restricted stock can include the holding periods of a prior owner who was not an affiliate.

   Additional shares of common stock are available for future grants under our stock option plan. See "Management--2000 Long Term Incentive Stock Plan." We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable pursuant to our stock option plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. We expect to file these registration statements as soon as practicable following the closing of our offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets subject to the lock-up agreements, to the extent applicable.

Lock-up Agreements

   We and all of our current stockholders, members of our senior management and our directors have agreed, pursuant to lock-up agreements, during the period beginning from the date of this prospectus and continuing and including the date 180 days after the date of this prospectus, not to directly or indirectly offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of any shares of common stock, including but not limited to any common stock or securities convertible into or exercisable or exchangeable for common stock which may be deemed to be beneficially owned in accordance with the rules and regulations of the Securities and Exchange Commission or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock, or make any demand for, or exercise any right with respect to, the registration of common stock or any securities convertible into or exercisable or exchangeable for common stock, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

   Following the 180 day lock-up period, 53,960,552 shares of common stock will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described above, and subject to certain restrictions contained in the Stockholders Agreement. See "Certain Relationships and Related Transactions-- Stockholders Agreement."

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                    FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

   The following is a general discussion of certain U.S. Federal tax consequences of the ownership and disposition of a share of common stock by a beneficial owner that is a non-U.S. holder. A non-U.S. holder is a person that is not a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the law of the United States or of any State or political subdivision of the foregoing, any estate whose income is includible in gross income for U.S. Federal income tax purposes regardless of its source, or a United States trust. A United States trust is any trust if:

   . a court within the United States is able to exercise primary supervision over the administration of the trust; and

   . one or more U.S. persons have the authority to control all substantial decisions of the trust.

The following summary does not furnish information in the level of detail or with the attention to an investor's particular tax circumstances that would be provided by an investor's own tax adviser. For example, this discussion does not address state, local or non-U.S. tax considerations. Furthermore, the following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated under the Internal Revenue Code and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. Each prospective investor is urged to consult its own tax adviser with respect to the U.S. Federal, state and local consequences of owning and disposing of a share of common stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

U.S. Income and Estate Tax Consequences

   Although it is not currently contemplated that we will pay dividends on common stock, we may pay dividends in the future. Dividends paid to a non-U.S. holder are subject to U.S. withholding tax at a 30% rate unless such non-U.S. holder provides us or our paying agent, as the case may be, with a properly executed:

  . Internal Revenue Service Form W-8BEN, claiming an exemption from withholding tax or a reduction in withholding tax under the benefit of a tax treaty; or

  . Internal Revenue Service Form W-8ECI, stating that the dividends paid by us are not subject to withholding tax because they are effectively connected with the conduct of a trade or business in the United States, or if certain tax treaties apply, are attributable to a U.S. permanent establishment of the non-U.S. holder.

In the case of a foreign partnership, the certification requirement would generally be applied to the partners of the partnership unless the requirement is applied to the foreign partnership itself under the applicable tax reporting rules. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the Internal Revenue Service.

   If you are a non-U.S. holder engaged in a trade or business in the United States and dividends paid on the common stock are effectively connected with the conduct of such trade or business or if you are a non-U.S. holder that maintains a U.S. permanent establishment to which such dividends are attributable, although you will be exempt from the withholding tax discussed above, you will be subject to United States Federal income tax on your dividend income on a net income basis in the same manner as if you were a United States person. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or if applicable, lower treaty rate, of your effectively connected earnings and profits for the taxable year, subject to certain adjustments.

   Under current law, a non-U.S. holder generally will not be subject to U.S. Federal income tax on any capital gain realized on a sale or other disposition of a share of common stock, unless:

  . we are or have been during the five-year period ending on the date of sale or other disposition a United States real property holding corporation for U.S. Federal income tax purposes, which we do not believe that we have been or are currently, and do not anticipate becoming;

  . the gain is effectively connected with the conduct of a trade or business within the United States of the non-U.S. holder and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. holder;

  . the non-U.S. holder is an individual who has been present in the United
    States for 183 days or more in the taxable year; or

  . the non-U.S. holder is subject to tax pursuant to the Internal Revenue
    Code provisions applicable to certain U.S. expatriates.

   Common stock owned or treated as owned by an individual who is a citizen or resident, as specially defined for United States Federal estate tax purposes and which definition is different than the definition of resident for United States Federal income tax purposes, of the United States at the date of death, or common stock subject to certain lifetime transfers made by that individual, will be included in such individual's estate for United States Federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

 Dividends

   Except as provided below, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to each holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. In general, backup withholding at a rate of 31% and additional information reporting will apply to dividends paid on shares of common stock to holders that are not exempt recipients and that fail to provide in the manner required certain identifying information, such as the holder's name, address and taxpayer identification number. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. However, dividends that are subject to U.S. withholding tax at the 30% statutory rate or at a reduced tax treaty rate are exempt from backup withholding of U.S. Federal income tax and such additional information reporting.

 Broker Sales

   If a non-U.S. holder sells shares of common stock through a U.S. office of a U.S. or foreign broker, the broker is required to file an information return and is required to withhold 31% of the sale proceeds unless the non-U.S. holder is an exempt recipient or has provided the broker with the information and statements, under penalties of perjury, necessary to establish an exemption from backup withholding. If payment of the proceeds of the sale of a share by a non-U.S. holder is made to or through the foreign office of a broker, that broker will not be required to backup withhold or, except as provided in the next sentence, to file information returns. In the case of proceeds from a sale of a share by a non-U.S. holder paid to or through the foreign office of a U.S. broker or a foreign office of a foreign broker that is:

  . a controlled foreign corporation for U.S. tax purposes; or

  . a person 50% or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment, or for the part of that period that the broker has been in existence, is effectively connected with the conduct of a trade or business within the United States, referred to as a foreign U.S. connected broker, information reporting is required unless the broker has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption.

   Under the recently finalized withholding tax regulations, certification on Internal Revenue Service Form W-8 or other certification in the case of common stock held in an offshore account will be required if:

  . the sale occurs within the United States; or

  . if the sale is made through a foreign U.S. connected broker.

 Refunds

   Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder's U.S. Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

   We and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. Donaldson, Lufkin & Jenrette Securities Corporation, Bear, Stearns & Co. Inc., The Robinson-Humphrey Company, LLC and DLJdirect Inc. are acting as representatives of the underwriters. Each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

Underwriters                                                    Number of Shares
Donaldson, Lufkin & Jenrette Securities Corporation............
Bear, Stearns & Co. Inc. ......................................
The Robinson-Humphrey Company, LLC.............................
DLJdirect Inc..................................................
                                                                   ---------
  Total........................................................    8,333,333
                                                                   =========

   The underwriting agreement provides that if the several underwriters take any of the shares set forth in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.

   The underwriters are offering the shares of common stock, subject to the prior sale of such shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price set forth on the cover page of this prospectus. The underwriters may also sell shares to securities dealers at a
discount of up to $    per share from the initial public offering price. Any
such securities dealers may resell shares to certain other brokers or dealers
at a further discount of up to $    per share. After the initial public
offering, the underwriters may change the public offering price and other selling terms. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   An electronic prospectus will be available on the web site maintained by DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. Other than the prospectus in electronic format, the information on this web site relating to the offering is not part of this prospectus and has not been approved or endorsed by iPCS or the underwriters, and should not be relied on by prospective investors.

   If the underwriters sell more shares than the total number set forth in the table above, the underwriters have the option to buy up to an additional 1,250,000 shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as set forth in the table above.

   The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                             Paid by iPCS
                                                       -------------------------
                                                       No exercise Full exercise
Per share.............................................  $            $
                                                        --------     --------
  Total...............................................  $            $
                                                        ========     ========

   We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be $1.5 million.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

   At our request, the underwriters have reserved shares of common stock for sale at the initial public offering price to directors, officers, employees, business associates and related persons of iPCS who have expressed an interest in participating in the offering. We expect these persons to purchase no more than 5% of the common stock offered in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. The underwriters will offer unpurchased reserved shares to the general public on the same basis as the other offered shares.

   We and all of our current stockholders, members of senior management and directors have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, do either of the following:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

   In addition, during such period, except for the registration of shares underlying options in our stock option plan, we have also agreed not to file any registration statement with respect to, and each of our executive officers and directors and of our stockholders have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

   Either of the foregoing transaction restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or such other securities, in cash or otherwise.

   Application has been made to list our common stock for quotation on the Nasdaq National Market under the symbol "IPCS." In order to meet the requirements for listing the common stock on the Nasdaq National Market, the underwriters have undertaken to sell lots of 100 to a minimum of 400 beneficial owners.

   Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

   We expect that delivery of the shares will be made to investors on or about
            , 2000.

   In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may create a syndicate short position by making short sales of our common stock and may purchase shares of our common stock on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriting syndicate may reclaim selling concessions if the syndicate repurchases previously distributed shares in syndicate covering transactions, in stabilization transactions or in some other way or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report that indicates clients of such syndicate members have "flipped" the shares. These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may carry out those transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

   In July 2000, Donaldson, Lufkin & Jenrette Securities Corporation acted as an initial purchaser in connection with our sale of units consisting of senior discount notes and warrants to purchase our common stock and received customary fees in connection therewith. In addition, Donaldson, Lufkin & Jenrette Securities Corporation acted as placement agent with respect to our sale of convertible preferred stock and received customary fees and expenses in connection therewith. Donaldson, Lufkin & Jenrette Securities Corporation has in the past provided, and some of the underwriters and their respective affiliates may in the future from time to time provide, investment banking and general financing and banking services to us for which they have in the past received, and may in the future receive, customary fees.

Pricing of this Offering

   Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the factors to be considered in determining the public offering price are:

  . prevailing market conditions;

  . our results of operations in recent periods;

  . the present stage of our development;

  . the market capitalization and stages of development of other companies which the representatives of the underwriters believe to be comparable to us; and

  . estimates of our business potential.

                                 LEGAL MATTERS

   Certain legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for us by Mayer, Brown & Platt, Chicago, Illinois and for the underwriters by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois.

                                    EXPERTS

   The financial statements of Illinois PCS, LLC as of December 31, 1999, and for the period from January 22, 1999 (date of inception) through December 31, 1999, included in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and our securities, see the registration statement and its exhibits. This prospectus contains a description of the material terms and features of all material contracts, reports or exhibits to the registration statement required to be disclosed. However, as the descriptions are summaries of the contracts, reports or exhibits, we urge you to refer to the copy of each material contract, report and exhibit attached to the registration statement. Copies of the registration statement, including exhibits, may be examined without charge in the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, and the Securities and Exchange Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60601, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. You can get information about the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission upon payment of prescribed fees.

   As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will be required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

                               ILLINOIS PCS, LLC
                         Index To Financial Statements

                                                                            Page
Independent Auditors' Report..............................................   F-2

Balance Sheet as of December 31, 1999.....................................   F-3

Statement of Operations for the Period from January 22, 1999 (date of inception)
 through December 31, 1999................................................   F-4

Statement of Members' Equity for the Period from January 22, 1999 (date of
 inception) through December 31, 1999.....................................   F-5

Statement of Cash Flows for the Period from January 22, 1999 (date of inception)
 through December 31, 1999................................................   F-6

Notes to Financial Statements.............................................   F-7

Unaudited Balance Sheet as of March 31, 2000..............................  F-20

Unaudited Statements of Operations for the Three-Month Period Ended March
 31, 2000 and for the Period from January 22, 1999 (date of inception)
 through March 31, 1999...................................................  F-21

Unaudited Statements of Cash Flows for the Three-Month Period Ended March
 31, 2000 and for the Period from January 22, 1999 (date of inception)
 through March 31, 1999...................................................  F-22

Notes to Unaudited Financial Statements...................................  F-23

                          INDEPENDENT AUDITORS' REPORT

Illinois PCS, LLC
Geneseo, Illinois

   We have audited the accompanying balance sheet of Illinois PCS, LLC (the "Company") as of December 31, 1999 and the related statements of operations, members' equity, and cash flows for the period from January 22, 1999 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

Deloitte & Touche llp
Davenport, Iowa

February 4, 2000, except for Notes 10 and 11, as to which the date is July 12, 2000

                               ILLINOIS PCS, LLC
                                 BALANCE SHEET
                                 (In thousands)

                                                                       As of
                                                                    December 31,
                                                                        1999
                              Assets
Current Assets:
 Cash and cash equivalents.........................................   $ 2,733
 Accounts receivable, less allowance of $1.........................        92
 Other receivables.................................................        39
 Inventories.......................................................       927
 Prepaid expenses and other assets.................................       432
                                                                      -------
  Total current assets.............................................     4,223

Property and equipment including construction in progress, net.....    39,106
Financing costs, less accumulated amortization of $66..............     1,514
                                                                      -------
                                                                      $44,843
                                                                      =======
                  Liabilities and Members' Equity
Current Liabilities:
 Accounts payable..................................................   $ 3,839
 Accrued expenses..................................................       393
 Accrued interest..................................................       265
 Advance on tower sales............................................     2,000
                                                                      -------
  Total current liabilities........................................     6,497

Deferred gain on tower sales.......................................     1,655
Long-term debt.....................................................    27,571
                                                                      -------
  Total liabilities................................................    35,723
                                                                      -------
Commitments and Contingencies

Members' equity....................................................     9,120
                                                                      -------
                                                                      $44,843
                                                                      =======


                       See notes to financial statements.

                               ILLINOIS PCS, LLC
                            STATEMENT OF OPERATIONS
                     (In thousands, except per share data)

                                                            For the Period from
                                                             January 22, 1999
                                                            (date of inception)
                                                                  through
                                                             December 31, 1999
Revenues:
 Service...................................................     $       71
 Equipment.................................................            144
                                                                ----------
  Total revenues...........................................            215
                                                                ----------
Operating Expenses:
 Cost of service...........................................          1,695
 Cost of equipment.........................................            484
 Selling...................................................            778
 General and administrative................................          1,520
 Depreciation and amortization.............................            381
                                                                ----------
  Total operating expenses.................................          4,858
                                                                ----------
Loss from operations.......................................         (4,643)
Other Income:
 Interest income...........................................             89
 Gain on tower sales.......................................            174
                                                                ----------
Net loss...................................................     $   (4,380)
                                                                ==========
Pro forma basic and diluted loss per share of common stock
 (unaudited)...............................................     $    (0.10)
                                                                ==========
Pro forma weighted average common shares outstanding
 (unaudited)...............................................     44,869,643
                                                                ==========


                       See notes to financial statements.

                               ILLINOIS PCS, LLC
                          STATEMENT OF MEMBERS' EQUITY
                                 (In thousands)

                                   Balance
                               January 22, 1999                        Transfer   Balance
                                   (date of       Members'      Net       of    December 31,
                                  inception)    Contributions  Loss    Interest     1999
Geneseo Communications, Inc..        $--           $ 4,725    $(1,533)  $ --       $3,192
Cambridge Telcom, Inc........         --             4,050     (1,314)    --        2,736
Cass Communications, Inc.....         --             1,350       (438)    --          912
Schwartz Ventures, Inc.......         --             1,350       (438)   (912)        --
Technology Group, LLC........         --               --         --      912         912
Montrose Mutual PCS, Inc.....         --             1,350       (438)    --          912
Gridley Enterprises, Inc.....         --               675       (219)    --          456
                                     ---           -------    -------   -----      ------
                                     $--           $13,500    $(4,380)  $ --       $9,120
                                     ===           =======    =======   =====      ======


                       See notes to financial statements.

                               ILLINOIS PCS, LLC
                            STATEMENT OF CASH FLOWS
                                 (In thousands)

                                                             For the Period from
                                                              January 22, 1999
                                                             (date of inception)
                                                                   through
                                                              December 31, 1999
Cash Flows from Operating Activities:
 Net loss..................................................       $ (4,380)
 Adjustments to reconcile net loss to net cash flows from
  operating activities:
  Depreciation and amortization............................            381
  Amortization of deferred gain on tower sales.............            (22)
  Gain on tower sales......................................           (174)
  Changes in assets and liabilities:
   Accounts receivable.....................................            (92)
   Other receivables.......................................            (39)
   Inventories.............................................           (927)
   Prepaid expenses and other assets.......................           (432)
   Accounts payable, accrued expenses and accrued interest.          1,758
                                                                  --------
    Net cash flows from operating activities...............         (3,927)
                                                                  --------
Cash Flows from Investing Activities:
 Capital expenditures......................................        (39,331)
 Proceeds from tower sales.................................          4,500
 Advance on tower sales....................................          2,000
                                                                  --------
    Net cash flows from investing activities...............        (32,831)
                                                                  --------
Cash Flows from Financing Activities:
 Proceeds from long-term borrowings........................         27,571
 Debt issuance costs.......................................         (1,580)
 Capital contributions.....................................         13,500
                                                                  --------
    Net cash flows from financing activities...............         39,491
                                                                  --------
Increase in cash and cash equivalents......................          2,733
Cash and cash equivalents at beginning of period...........            --
                                                                  --------
Cash and cash equivalents at end of period.................       $  2,733
                                                                  ========
Supplemental Disclosure:
 Cash paid for interest....................................       $    206
                                                                  ========
Supplemental Schedule of Noncash Investing and Financing
 Activities:
 Accounts payable incurred for the acquisition of property,
  equipment and construction in progress...................       $  2,739
                                                                  ========

                       See notes to financial statements.

                               ILLINOIS PCS, LLC

                         NOTES TO FINANCIAL STATEMENTS

 For the Period from January 22, 1999 (date of inception) through December 31,
                                   1999

1. ORGANIZATION AND BUSINESS OPERATIONS

   Illinois PCS, LLC (the "Company" or "Illinois PCS") was formed in January 1999 as an Illinois limited liability company for the purpose of becoming a provider of wireless personal communication services ("PCS"). In January 1999, the Company entered into affiliation agreements (the "Sprint PCS Agreements") with Sprint Communications Company, L.P. ("Sprint") and Sprint Spectrum L.P. and SprintCom, Inc., entities controlled by the PCS Group of Sprint ("Sprint PCS"). The Sprint PCS Agreements provide the Company with the exclusive right to build, own and manage a wireless voice and data services network in 15 basic trading areas ("BTAs") located in Illinois and Iowa under the Sprint PCS brand.

   The Operating Agreement of Illinois PCS, entered into on February 10, 1999 by the Company's members, provides for the governance and administration of the Company's business, allocation of profits and losses, tax allocations, transactions with partners, disposition of ownership interests and other matters. The Operating Agreement generally provides for the allocation of profits and losses pro-rata based upon each member's percentage interest as defined in the Operating Agreement. The members have committed to contribute a total of $30 million, of which $13.5 million was paid as of December 31, 1999.

   The members of the Company have the following ownership interests as of December 31, 1999:

      Geneseo Communications, Inc...........................................  35%
      Cambridge Telcom, Inc.................................................  30%
      Cass Communications, Inc..............................................  10%
      Technology Group, LLC.................................................  10%
      Montrose Mutual PCS, Inc..............................................  10%
      Gridley Enterprises, Inc..............................................   5%

   On December 29, 1999, Schwartz Ventures, Inc. transferred its ownership interest to its related entity, Technology Group, LLC.

   The PCS market is characterized by significant risks as a result of rapid changes in technology, increasing competition and the cost associated with the build-out of a PCS network. The Company's continuing operations are dependent upon Sprint PCS' ability to perform its obligations under the Sprint PCS Agreements and the ability of the Company to raise sufficient capital to fund operating losses, to meet debt service requirements, and to complete the build-out of its PCS network. Additionally, the Company's ability to attract and maintain a sufficient customer base is critical to achieving breakeven operating cash flow. Changes in technology, increased competition, or the inability to obtain required financing or achieve breakeven operating cash flow, among other factors, could have an adverse effect on the Company's financial position and results of operations.

                               ILLINOIS PCS, LLC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

   The Company's operations as currently conducted rely heavily on critical functions performed by Sprint PCS. The termination of the Company's strategic relationship with Sprint PCS or Sprint PCS' failure to perform its obligations under the Sprint PCS Agreements (see Note 3) would severely restrict the Company's ability to conduct its business.

   The Company maintains cash and cash equivalents in accounts with a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the financial stability of this institution regularly and management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts.

Cash and Cash Equivalents

   For purposes of reporting cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less at the time of purchase, to be a cash equivalent.

Inventories

   Inventories consist of handsets and related accessories. Inventories purchased for resale will be carried at the lower of cost, determined using weighted average cost, or market, determined using replacement cost.

Property, Equipment and Construction in Progress

   Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Asset lives used by the Company are as follows:

                                                                  Useful life:
      Network assets............................................. 3 to 15 years
      Computer equipment.........................................  3 to 5 years
      Furniture, fixtures, office equipment and leasehold
       improvements..............................................  5 to 7 years

   Construction in progress includes expenditures for the purchase of capital equipment, design services, and construction services of the Company's network. The Company capitalizes interest on

                               ILLINOIS PCS, LLC
its construction in progress activities. Interest capitalized for the period ended December 31, 1999 totaled approximately $471,000. When the network assets are placed in service, the Company transfers the assets from construction in progress to network assets and depreciates those assets over their estimated useful life.

Financing Costs

   Deferred financing costs are amortized as interest expense over the term of the respective financing using the effective interest method.

Income Taxes

   At December 31, 1999, Illinois PCS is organized as an Illinois limited liability company. Therefore, the results of operations of the Company are included in the income tax returns of its members. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

   If the Company had been a C Corporation (see Note 10) subject to federal and state income taxes from inception through December 31, 1999, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") would have resulted in a deferred tax asset primarily from temporary differences related to the treatment of start-up costs and from net operating loss carryforwards. The deferred tax asset would have been offset by a full valuation allowance as there is not currently sufficient positive evidence as required by SFAS No. 109 to substantiate recognition of the asset. The Company has not provided any pro forma income tax information because such information would not be significant to the accompanying financial statements due to the Company's net loss.

Revenue Recognition

   The Company began offering service to customers in December 1999.

   The Company recognizes revenue as services are performed. Sprint PCS collects all revenues from the Company's customers and remits the net amount to the Company. An affiliation fee of 8% of collected service revenues from Sprint PCS subscribers based in Illinois PCS' territory, excluding outbound roaming, and from non-Sprint PCS subscribers who roam onto Illinois PCS' network is retained by Sprint PCS and recorded as a cost of service. Revenues generated from the sale of handsets and accessories, inbound and outbound Sprint PCS roaming fees, and from roaming services provided to Sprint PCS customers who are not based in Illinois PCS' territory are not subject to the 8% affiliation fee.

   Sprint PCS pays Illinois PCS a Sprint PCS roaming fee for each minute that a Sprint PCS subscriber based outside of Illinois PCS' territory roams onto the Company's network. Revenues from these services are recognized as the services are performed. Similarly, Illinois PCS pays roaming fees to Sprint PCS when a Sprint PCS subscriber based in Illinois PCS' territory roams on the Sprint PCS network outside of Illinois PCS' territory. These costs are included as cost of services when incurred.

                               ILLINOIS PCS, LLC

   Equipment revenues consisting of proceeds from sales of handsets and accessories was recorded net of an allowance for sales returns. The allowance is estimated based on Sprint PCS' handset return policy during 1999, which allowed customers to return handsets for a full refund within 30 days of purchase. When handsets are returned to the Company, the Company may be able to reissue the handsets in the future to other customers at little additional cost. However, when handsets are returned to Sprint PCS for refurbishing, the Company receives a credit from Sprint PCS, which is less than the amount the Company originally paid for the handset.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

   The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has identified no such impairment losses.

Advertising Costs

   The Company expenses advertising costs when the advertisement occurs. Total advertising expense was approximately $171,000 for the period ended December 31, 1999.

Start-Up Activities

   In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities." This statement became effective January 1, 1999 and requires that costs of start-up activities and organization costs be expensed as incurred. The Company has expensed all costs of start-up activities and organization costs.

Comprehensive Income

   A statement of comprehensive income has not been included in the accompanying financial statements since the Company does not have any "Other Comprehensive Income" to report.

Impact of Recently Issued Accounting Pronouncements

   On July 8, 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 137, "Deferral of the Effective Date of SFAS 133." SFAS No. 137 defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to all fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact of adoption of SFAS No. 133. The adoption is not expected to have a material effect on the Company's results of operations, financial position, or cash flows.

                               ILLINOIS PCS, LLC

3. SPRINT PCS AGREEMENTS

   In January 1999, the Company signed the following four agreements with Sprint and Sprint PCS: management agreement, services agreement, trademark and service license agreement with Sprint PCS, and the trademark and service license agreement with Sprint. These agreements allow the Company to exclusively offer Sprint PCS services in the Company's territory.

   The management agreement has an initial term of 20 years with three 10-year automatic renewals. The management agreement can be terminated as a result of a number of events including an uncured breach of the management agreement or bankruptcy of either party to the agreement. In the event that the management agreement is terminated or not renewed, certain formulas apply to the valuation and disposition of the Company's assets. The key clauses of the management agreement are summarized as follows:

     (a) Exclusivity: The Company is designated as the only person or entity that can manage or operate a PCS network for Sprint PCS in the Company's territory. Sprint PCS is prohibited from owning, operating, building or managing another wireless mobility communications network in the Company's territory while the management agreement is in place.

     (b) Network build-out: The Company has agreed to build out the service area network in accordance with build-out plans developed jointly by Sprint PCS and the Company. Sprint PCS and the Company intend to expand network coverage to build all cells that cover population areas of at least ten thousand pops and all interstate and major highways.

     (c) Products and services offered for sale: The management agreement identifies the products and services that can be offered for sale in the Company's territory. The Company cannot offer wireless local loop services specifically designed for the competitive local market in areas where Sprint owns the local exchange carrier unless the Sprint-owned local exchange carrier is named as the exclusive distributor or Sprint PCS approves the terms and conditions.

     (d) Service pricing: The Company must offer Sprint PCS subscriber pricing plans designated for regional or national offerings. With prior approval from Sprint PCS, the Company is permitted to establish local price plans for Sprint PCS products and services offered only in the Company's territory. Sprint PCS will pay to the Company 92% of the Company's collected service revenues and of its roaming revenues from nonSprint PCS subscribers but will remit 100% of revenues derived from roaming of other Sprint PCS customers and sales of handsets and accessories and proceeds from sales not in the ordinary course of business.

     (e) Roaming: When a Sprint PCS customer from outside of the Company's territory roams onto the Company's network, the Company will earn roaming revenues based on established rates. Similarly, the Company will pay Sprint PCS when the Company's own subscribers use the Sprint PCS nationwide network outside the Company's territory.

     (f) Advertising and Promotion: Sprint PCS is responsible for all national advertising and promotion of Sprint PCS products and services. The Company is responsible for advertising and promotion in the Company's territory.

                               ILLINOIS PCS, LLC

     (g) Program requirements including technical and customer care standards: The Company will comply with Sprint PCS' program requirements for technical standards, customer service standards, national and regional distribution and national accounts programs.

     (h) Non-competition: The Company may not offer Sprint PCS products and services outside the Company's territory.

     (i) Inability to use non-Sprint PCS brands: The Company may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers.

     (j) Rights of first refusal: Sprint PCS has certain rights of first refusal to buy the Company's assets upon a proposed sale.

   The services agreement outlines various support services such as activation, billing, collections and customer care that will be provided to the Company by Sprint PCS. These services are available to the Company at established rates. Sprint PCS can change any or all of the service rates one time in each twelve month period. The Company may discontinue the use of any service upon three months written notice. Sprint PCS may discontinue a service provided that Sprint PCS provides the Company with nine months' prior written notice. The services agreement automatically terminates upon termination of the management agreement.

   The trademark and service mark license agreements with Sprint and Sprint PCS provide the Company with non-transferable, royalty free licenses to use the Sprint and Sprint PCS brand names, the "diamond" symbol and several other trademarks and service marks. The Company's use of the licensed marks is subject to adherence to quality standards determined by Sprint and Sprint PCS. Sprint and Sprint PCS can terminate the trademark and service mark license agreements if the Company files for bankruptcy, materially breaches the agreement or if the management agreement is terminated.

   Amounts related to the Sprint PCS Agreements which were charged to cost of services, cost of equipment, selling, and general and administrative expenses for the period ended December 31, 1999 are approximately $115,000, $222,000, $81,000 and $7,000, respectively. Inventory and property and equipment purchases from Sprint PCS for the period ended December 31, 1999 are approximately $918,000 and $108,000, respectively. Amounts due from and due to Sprint PCS as of December 31, 1999 are approximately $92,000 and $663,000, respectively.

                               ILLINOIS PCS, LLC

4. PROPERTY AND EQUIPMENT INCLUDING CONSTRUCTION IN PROGRESS

   Property and equipment including construction in progress consists of the following at December 31, 1999 (dollars in thousands):

      Network assets.................................................. $22,737
      Computer equipment..............................................     675
      Furniture, fixtures, office equipment and leasehold
       improvements...................................................     626
                                                                       -------
      Total property and equipment....................................  24,038
      Less accumulated depreciation and amortization..................    (315)
                                                                       -------
      Property and equipment, net.....................................  23,723
      Construction in progress (network build-out)....................  15,383
                                                                       -------
      Property and equipment including construction in progress, net.. $39,106
                                                                       =======

5. LEASE COMMITMENTS

   The Company is obligated under noncancelable operating lease agreements for offices, stores, network equipment space and cell sites. Future minimum annual lease payments under these noncancelable operating lease agreements for the next five years and in the aggregate at December 31, 1999 are as follows (dollars in thousands):

      Years:
       2000.............................................................. $1,255
       2001..............................................................  1,242
       2002..............................................................  1,221
       2003..............................................................  1,165
       2004..............................................................    733
       Thereafter........................................................  1,673
                                                                          ------
        Total............................................................ $7,289
                                                                          ======

   Rental expense was approximately $446,000 for the period ended December 31, 1999, of which $31,000 was paid to one of the Company's members. Included in minimum lease commitments is approximately $527,000 payable to one of the Company's members.

6. FINANCING AGREEMENT

   Effective May 14, 1999, the Company entered into a credit facility agreement (the "Credit Facility") with Nortel Networks Inc. ("Nortel"). The proceeds are to be used to purchase equipment and to fund the construction of the Company's portion of the Sprint PCS network. The financing terms permit Illinois PCS to borrow $48 million through three commitment tranches (Tranche A--$32 million, Tranche B--$11 million and Tranche C--$5 million) through May 14, 2002, and will require minimum equipment purchases of $32 million (see Note 9). Tranche B and Tranche C can be borrowed to pay third party expenses, as defined in the Credit Facility, but Tranche B is limited to a

                               ILLINOIS PCS, LLC
borrowing base calculation that is computed as 50% of the amount paid to Nortel to purchase equipment and services used in the Company's network.

   The Credit Facility is collateralized by all of the Company's assets and assignment of the Sprint PCS Agreements.

   Each of the Company's members has pledged its ownership interest in the Company to Nortel to collateralize the Company's obligations under the Credit Facility. In addition, Nortel required the members to execute capital contribution agreements to confirm their collective obligations to make capital contributions of at least $30 million.

   The Company may borrow money at the lesser of either: (1) a base rate loan with an interest rate equal to 3 percent plus the higher of (A) the prime rate of Citibank, N.A. (New York) or (B) the federal fund effective rate plus one half of a percent; or (2) a London interbank offered rate (Libor), as adjusted for reserve requirements, plus 4 percent. All borrowings to date have been based on the Libor rate plus 4 percent (10% at December 31, 1999). Accrued interest is generally payable quarterly. Interest incurred and capitalized for the period ended December 31, 1999 totaled $471,000. The Credit Facility requires the Company to enter into an interest rate protection agreement within 90 days after the initial funding date to fix the interest rate of at least 50% of the total debt. The Company has not entered into such an agreement as of February 4, 2000 and has received a waiver of this requirement until April 1, 2000.

   An unused facility commitment fee ranging from 0.75% to 1.5% on the daily average unused portion of the Credit Facility is due on a quarterly basis. The commitment fee expense for the period ended December 31, 1999 was $81,000.

   Principal is payable in 20 quarterly installments beginning September 30, 2002. Illinois PCS may voluntarily prepay any of the loans at any time, but any amount repaid on Tranche A and Tranche C may not be reborrowed since there are no revolving credit features. The Company may borrow, repay and reborrow the Tranche B loans up to a maximum of $11 million through the second anniversary of the closing date. The Company must make mandatory prepayments under certain circumstances, including an annual amount payable, beginning March 31, 2002, equal to 50% of its excess annual cash flow (as computed under the credit agreement). All prepayments are applied to the outstanding loan balances in the inverse order of maturity.

   As a condition of the financing, Sprint PCS has entered into a consent and agreement with Nortel that modifies Sprint PCS' rights and remedies under its management agreement with the Company. Among other things, Sprint PCS consented to the pledge of substantially all of the Company's assets, including the management agreement, to Nortel. In addition, Sprint PCS may not terminate the management agreement with the Company and must maintain 10 MHz of PCS spectrum in the Company's markets until the Nortel financing is satisfied or Illinois PCS' assets are sold pursuant to the terms of the consent and assignment with Nortel.

                               ILLINOIS PCS, LLC

   The Company incurred approximately $1.6 million of a loan origination fee and debt issue costs associated with obtaining the Nortel financing which have been capitalized.

   Principal payments under the Nortel Credit Facility are due as follows for the years ending December 31 (dollars in thousands):

      2000.............................................................. $   --
      2001..............................................................     --
      2002..............................................................   1,379
      2003..............................................................   3,446
      2004..............................................................   5,514
      Thereafter........................................................  17,232
                                                                         -------
                                                                         $27,571
                                                                         =======

   The Company is required to maintain certain financial ratios and other financial conditions including debt coverage ratios, minimum levels of revenue and wireless subscribers, and limitations on capital expenditures. Additionally, the Company has agreed not to merge, dispose of its assets, make restricted payments, including dividends, and certain other matters as defined in the Credit Facility. At December 31, 1999, the Company was in compliance with those covenants or received a waiver of noncompliance for the interest rate protection agreement described above.

7. EMPLOYEE BENEFITS

   The Company has established a 401(k) plan (the "Plan") in which substantially all employees may participate. The Plan allows eligible employees to contribute up to 15% of their compensation and provides that the Company will make matching contributions of 50% up to the first eight percent of an employee's contribution. In addition, the Company may make discretionary contributions to the Plan. Company contributions to the Plan were approximately $14,000 for the period ended December 31, 1999.

8. AGREEMENT WITH AMERICAN TOWER

   On May 28, 1999 the Company signed a tower sale and leaseback agreement with American Tower Corporation ("American Tower"). Under the agreement, the Company will locate sites for, develop and construct between sixty and eighty wireless communication towers and then sell the towers to American Tower. The term of this agreement will expire at the earliest of the final tower sale or December 31, 2000. The purchase price of each tower is $250,000. For the period ended December 31, 1999, eighteen towers were sold to American Tower for $4.5 million in cash, resulting in a gain of $1.9 million, of which $174,000 was recognized at the time of the sale and the remainder

                               ILLINOIS PCS, LLC
was deferred and is being amortized as a reduction to rental expense over the initial lease term of ten years. American Tower has advanced $2,000,000 to the Company for the purchases of the fifty-third through sixtieth towers. Should the Company not construct and sell the required number of towers to American Tower by December 31, 2000, the Company will be required to repay the advance plus accrued interest at 5%.

   Upon the sale of a tower, the Company leases a portion, generally one-third, of the tower to collocate antennas and other network communication equipment. The leases are operating leases. The monthly rent to be paid by the Company for tower space on each tower is $1,100 plus an annual 3 percent escalator for a ten-year initial term with three five-year renewal option periods, subject to the terms of the underlying ground leases.

9. COMMITMENTS

   On March 12, 1999, the Company entered into a management agreement (the "Management Agreement") with Mr. Yager to act as the Manager of Illinois PCS, LLC. The Management Agreement entitled Mr. Yager to a cash bonus equal to 2.5% of the fair market value of the Company in the event of a Transfer (as defined in the Management Agreement) of all or substantially all of the assets of the Company, or 2.5% of the fair market value of any transferred interests in the Company, in excess of the applicable member's cumulative contributions. (see
Note 10).

   On May 24, 1999 the Company entered into a three-year $32 million agreement with Nortel for network equipment and infrastructure, including switches and base station controllers. Nortel provides financing to the Company for these purchases pursuant to the Credit Facility discussed in Note 6. Under the agreement, the Company receives a discount on the network equipment and services because of the Sprint PCS affiliation, but pays a slight premium to the discounted price on any equipment and services financed by Nortel. If the Company's affiliation with Sprint PCS ends, Nortel has the right to either terminate the agreement or, with the Company's consent, modify the agreement to establish new prices, terms and conditions.

10. SUBSEQUENT EVENTS

   Effective as of February 29, 2000, Mr. Yager and the Company agreed to terminate Mr. Yager's Management Agreement, and in exchange therefor Mr. Yager received a 1.5% ownership interest in Illinois PCS, LLC. In addition, the Company agreed to pay the withholding tax obligation arising by reason of the issuance of the 1.5% ownership interest to Mr. Yager, and the federal and state taxes on the issuance of the ownership interest and payment of the withholding tax obligation. Based upon the expected offering price of a planned initial public offering as determined on April 24, 2000, the Company recorded non-cash compensation expense of approximately $8,480,000 related to the ownership interest granted and recorded general and administrative expense of approximately $1,567,000 related to taxes to be paid by the Company on behalf of Mr. Yager. In addition, the Company granted a bonus of $400,000 on March 7, 2000 to Mr. Yager.

                             ILLINOIS PCS, LLC

   On March 8, 2000, the Company entered into an amendment to the Sprint PCS agreements to expand its service area to include 20 BTAs located in Michigan, Iowa and Nebraska (the "Expansion"). In connection with the Expansion, the Company agreed to purchase certain network assets under construction in four BTAs in Michigan, for a purchase price to be determined on the closing date based upon the assets to be purchased and the stage of completion of those assets as of the closing date. In addition, in connection with the Expansion, the Company was granted an option, exercisable by the Company at any time prior to January 31, 2001, to add the Iowa City and Cedar Rapids, Iowa BTAs to its service area, for a purchase price equal to approximately $25.2 million if the option is exercised during March 2000, escalating monthly to a purchase price of $28.8 million, subject to upward adjustment in the event the number of subscribers significantly increases, if the option is exercised during January 2001. As consideration for the expansion, in connection with the closing of the sale of the convertible preferred stock discussed below, the Company issued Sprint PCS a warrant to acquire 1,151,938 shares of common stock of the Company on July 12, 2000 at an exercise price of $4.95 per share. The fair value of the warrants, as determined using the Black-Scholes model, was approximately $9,147,000 and will be recorded as an intangible asset and amortized over a life of 20 years. The fair value of the warrants was calculated using the following assumptions:

  (1)risk free interest rate of 6.35%;

  (2)stock price based on a planned initial public offering;

  (3)dividend yield of 0%;

  (4)life of 7 years; and

  (5)volatility of 40%.

   Also on July 12, 2000 the Company purchased the assets under construction in Michigan from Sprint PCS for approximately $12.7 million. The Company is in the process of determining the purchase price allocation which will be based on the fair value of the assets acquired with any excess amount over fair value being allocated to an intangible asset.

   On May 5, 2000, the Board of Directors of iPCS, Inc. approved the 2000 Long Term Incentive Stock Plan. Under the plan, the Company may grant stock options, stock appreciation rights, shares of common stock and performance units to employees, consultants and directors. The total number of shares of common stock that can be awarded under the plan is 6,500,000 shares, which will be increased on December 31 of each year beginning on December 31, 2000 by a number of shares equal to 1% of the number of shares then outstanding, up to maximum of 8,000,000. On July 12, 2000, the Board of Directors granted options to members of management, employees and directors to acquire 1,558,750 shares of iPCS, Inc.'s common stock with an exercise price of $5.50 per share. Based upon the expected offering price of a planned initial public offering, the Company will recognize compensation expense of approximately $8,300,000 over the vesting period of the options.

   On July 12, 2000, the Company issued 300,000 units consisting of 14% senior discount notes due July 15, 2010 (the "Notes") and warrants to purchase 2,982,699 shares of common stock. The Notes were issued at a substantial discount such that the Company received gross proceeds of

                             ILLINOIS PCS, LLC
approximately $152.3 million. Cash interest on the Notes will not be payable until January 15, 2006. Prior to the accrual of cash interest, the principal amount of the Notes will accrete at a rate of 14% per annum, compounded semi-annually, to an aggregate principal amount of $300 million at July 15, 2005. On that date, the Notes will accrue cash interest at the rate of 14% per year and the Company will be required to pay the accrued interest beginning January 15, 2006, and on each January 15 and July 15 thereafter.

   The Notes are a general unsecured obligation, subordinated in right of payment to all senior debt, including all obligations under the credit facility. The Notes Indenture contains covenants which restrict the Company's ability to incur additional indebtedness, pay dividends, merge, dispose of its assets, and certain other matters as defined in the Indenture. During the first 36 months, the Company may redeem up to 35% of the accreted value at a redemption price of 114% with the net cash proceeds of one or more equity offerings excluding the first $70 million of equity offerings. After July 15, 2005, the Notes may be redeemed at a price of 107% beginning in 2005, 105% beginning in 2006, 102% beginning in 2007 and 100% thereafter. The Company is obligated to file an exchange offer registration statement on or before October 10, 2000 covering the exchange of the Notes for registered notes. If the Company fails to consummate the exchange offer, the Company is required to pay liquidated damages of $.05 per week per $1,000 for a period of 90 days increasing $.05 per week for each subsequent 90 day period until a maximum amount equal to $.50 per $1,000 in principal amount of the Notes.

   The Company allocated approximately $24.8 million to the fair value of the warrants, as determined by using the Black-Scholes model, and recorded a discount on the Notes, which will be recognized as interest expense over the period from date of issuance to the maturity date. The fair value of the warrant was calculated using the following assumptions:

     (1) risk free interest rate of 6.35%;

     (2) stock price based on a planned initial public offering;

     (3) dividend yield of 0%;

     (4) life of 10 years; and

     (5) volatility of 40%.

   Contemporaneously with the issuance of the Notes discussed above, the Company issued to an investor group 9,090,909 shares of Series A-1 convertible participating preferred stock ("Series A-1 preferred stock") at a purchase price of $5.50 per share, yielding gross proceeds of $50 million. Each share of Series A-1 preferred stock is convertible into one share of common stock. In addition, the investor group has agreed to purchase 14,000,000 shares of Series A-2 preferred stock at a purchase price of $5.00 per share, subject to certain conditions, unless the Company completes an initial public offering yielding gross proceeds of $30 million or more prior to December 31, 2000.

   The holders of Series A-1 preferred stock have conversion rights and voting rights of common shareholders on an as-converted basis. Each share of Series A-1 preferred stock shall automatically convert into common stock under certain conditions including a public offering of securities with gross proceeds of $50 million with a minimum return to the Series A-1 preferred stockholders. In the

                             ILLINOIS PCS, LLC
event that the Company has not completed an initial public offering of common stock or consummated a business transaction meeting certain criteria by the fifth anniversary of the investment, the investor group has the right to request the Company to repurchase the Series A-1 preferred stock at fair market value, unless the Company's Board of Directors determines, in its sole discretion, that it is not in the Company's best interests to do so, whereupon the investor group would have the right to force a sale of the Company subject to the rights of Sprint and Sprint PCS under the Sprint PCS Agreements. The Series A-1 preferred stock has a mandatory redemption for cash at an amount equal to the stated value plus accrued dividends on July 12, 2011.

   The Company allocated the entire net proceeds received from the issuance of Series A-1 preferred stock of $47,100,000 to the beneficial conversion feature on the issuance of Series A-1 preferred stock. The beneficial conversion feature was calculated at the issuance date of the Series A-1 preferred stock based on the difference between the conversion price of $5.50 per share and estimated fair value of the common stock at that date. This amount, however, was limited to the proceeds received from issuing the beneficial convertible security. As the Series A-1 preferred stock was immediately convertible, the Company also recorded accretion of $47,100,000 to additional paid-in capital.

   On June 27, 2000, the Company received from Toronto Dominion, Inc. and GE Capital a commitment for a $140 million senior secured credit facility ("credit facility") to replace the Nortel Credit Facility which was repaid in full with the proceeds from the issuance of the Notes. The amended and restated credit facility was finalized and executed on July 12, 2000. The credit facility permits the Company to borrow up to $140 million through two tranches (Tranche A--$90 million and Tranche B--$50 million) upon the Company meeting certain conditions, including a sale of equity securities with gross proceeds of at least an additional $70.0 million. The credit facility contains certain financial ratios and other financial conditions similar to the Nortel Credit Facility and is collateralized by all of the Company's assets and assignment of the Sprint PCS Agreements.

11. REORGANIZATION AND PRO FORMA LOSS PER SHARE

   iPCS, Inc. filed a registration statement for equity financing through an initial public offering on March 9, 2000. As of July 12, 2000, the Company reorganized its business into a C Corporation in which members of Illinois PCS, LLC received 44,869,643 shares of common stock of iPCS, Inc. in exchange for their ownership interests in the Company. The ownership percentages among the Company's members following the reorganization remained consistent with the ownership percentages described in Note 1 as adjusted for the effects of the agreement described in the first paragraph of Note 10. As of July 12, 2000, Illinois PCS, LLC merged with and into iPCS Wireless, Inc., a wholly owned subsidiary of iPCS, Inc. iPCS, Inc. plans to utilize the proceeds from the aforementioned offering to fund the build-out of the network.

   Pro forma basic and diluted loss per share are calculated by dividing the net loss by the pro forma weighted average number of shares of common stock of iPCS, Inc. as if the number of shares of common stock of iPCS, Inc. into which the Company's members' interests were converted had been outstanding for all of the periods presented. The calculation was made in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The pro forma basic and diluted loss per share are the same because the inclusion of the incremental potential common shares is antidilutive.

                               ILLINOIS PCS, LLC
                                 BALANCE SHEET
                                  (Unaudited)
                                 (In thousands)

                                                                         As of
                                                                       March 31,
                                                                         2000
                                Assets
Current Assets:
 Cash and cash equivalents............................................  $ 2,118
 Accounts receivable, less allowance of $23...........................      229
 Other receivables....................................................       32
 Inventories..........................................................      741
 Prepaid expenses and other assets....................................      843
                                                                        -------
  Total current assets................................................    3,963
Property and equipment including construction in progress, net........   48,454
Financing costs, less accumulated amortization of $170................    1,417
                                                                        -------
                                                                        $53,834
                                                                        =======
                   Liabilities and Members' Equity
Current Liabilities:
 Accounts payable.....................................................  $ 8,550
 Accrued expenses.....................................................    2,480
 Accrued interest.....................................................      275
 Advance on tower sales...............................................    2,000
                                                                        -------
  Total current liabilities...........................................   13,305
Deferred gain on tower sales..........................................    2,365
Long-term debt........................................................   29,136
                                                                        -------
  Total liabilities...................................................   44,806
                                                                        -------
Commitments and Contingencies
Members' equity.......................................................    9,028
                                                                        -------
                                                                        $53,834
                                                                        =======

                  See notes to unaudited financial statements.

                               ILLINOIS PCS, LLC
                            STATEMENTS OF OPERATIONS
                                  (Unaudited)
                     (In thousands, except per share data)

                                                            For the Period from
                                                             January 22, 1999
                                        For the Three-Month (date of inception)
                                           Period Ended           through
                                          March 31, 2000      March 31, 1999
Revenues:
 Service...............................     $    1,213          $      --
 Equipment.............................            379                 --
                                            ----------          ----------
  Total revenues.......................          1,592                 --
                                            ----------          ----------
Operating Expenses:
 Cost of service.......................          1,746                  59
 Cost of equipment.....................            982                 --
 Selling...............................          1,096                   1
 General and administrative:
  Non-cash compensation................          8,480                 --
  Taxes on non-cash compensation.......          1,567                 --
  Other general and administrative.....          1,277                 333
 Depreciation and amortization.........          1,344                 --
                                            ----------          ----------
  Total operating expenses.............         16,492                 393
                                            ----------          ----------
Loss from operations...................        (14,900)               (393)
Other Income (Expense):
 Interest income.......................             43                   1
 Interest expense......................           (206)                --
 Other income (expense)................             (9)                --
                                            ----------          ----------
Net loss...............................     $  (15,072)         $     (392)
                                            ==========          ==========
Pro forma basic and diluted loss per
 share of common stock.................     $    (0.34)         $    (0.01)
                                            ==========          ==========
Pro forma weighted average common
 shares outstanding....................     44,869,643          44,869,643
                                            ==========          ==========

                  See notes to unaudited financial statements.

                               ILLINOIS PCS, LLC
                            STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                 (In Thousands)

                                              For the         For the Period
                                            Three-Month   from January 22, 1999
                                            Period Ended   (date of inception)
                                           March 31, 2000 through March 31, 1999
Cash Flows from Operating Activities:
 Net loss................................     $(15,072)           $ (392)
 Adjustments to reconcile net loss to net
  cash flows from operating activities:
  Depreciation and amortization of
   property and equipment................        1,344               --
  Amortization of deferred gain on tower
   sales.................................          (29)              --
  Amortization of financing costs........          103               --
  Non-cash compensation..................        8,480               --
  Changes in assets and liabilities:
   Accounts receivable...................         (137)              --
   Other receivables.....................            7               --
   Inventories...........................          186               --
   Prepaid expenses and other assets.....         (411)              (76)
   Accounts payable, accrued expenses and
    accrued interest.....................        3,469               133
                                              --------            ------
    Net cash flows from operating
     activities..........................       (2,060)             (335)
                                              --------            ------
Cash Flows from Investing Activities:
 Capital expenditures....................       (8,614)             (549)
 Proceeds from tower sales...............        2,000               --
                                              --------            ------
    Net cash flows from investing
     activities..........................       (6,614)             (549)
                                              --------            ------
Cash Flows from Financing Activities:
 Proceeds from long-term borrowings......        1,565               --
 Debt issuance costs.....................           (6)              --
 Capital contributions...................        6,500             1,800
                                              --------            ------
    Net cash flows from financing
     activities..........................        8,059             1,800
                                              --------            ------
Increase (decrease) in cash and cash
 equivalents.............................         (615)              916
Cash and cash equivalents at beginning of
 period..................................        2,733               --
                                              --------            ------
Cash and cash equivalents at end of
 period..................................     $  2,118            $  916
                                              ========            ======
Supplemental Disclosure:
 Cash paid for interest..................     $    720            $  --
                                              ========            ======
Supplemental Schedule of Noncash
 Investing and Financing Activities:
 Accounts payable incurred for the
  acquisition of property, equipment and
  construction in progress...............     $  6,078            $  --
                                              ========            ======

                  See notes to unaudited financial statements.

                               ILLINOIS PCS, LLC

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                            March 31, 2000 and 1999
                                  (Unaudited)

1. BASIS OF PRESENTATION

   The accompanying unaudited financial statements have been prepared in accordance with rules issued by the Securities and Exchange Commission for preparing interim financial information and, therefore, do not include all information and footnotes necessary for a presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. All adjustments, consisting of normal recurring accruals, which, in the opinion of management, are necessary for a fair presentation of financial position and results of operations have been included. The accompanying unaudited financial statements should be read in conjunction with the Company's audited financial statements and related notes appearing elsewhere herein.

2. REORGANIZATION AND PRO FORMA LOSS PER SHARE

   iPCS, Inc. filed a registration statement for equity financing through an initial public offering on March 9, 2000. As of July 12, 2000, the Company reorganized its business into a C Corporation in which members of Illinois PCS, LLC received 44,869,643 shares of common stock of iPCS, Inc. in exchange for their ownership interests in the Company. The ownership percentages among the Company's members following the reorganization remained consistent with the ownership percentages at December 31, 1999 as adjusted for the effects of the agreement described in Note 3. As of July 12, 2000, Illinois PCS, LLC merged with and into iPCS Wireless, Inc. a wholly owned subsidiary of iPCS, Inc.

   Pro forma basic and diluted loss per share are calculated by dividing the net loss by the pro forma weighted average number of shares of common stock of iPCS, Inc. as if the shares of common stock of iPCS, Inc. into which the Company's members' interests were converted had been outstanding for all of the periods presented. The calculation was made in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The pro forma basic and diluted loss per share are the same because the inclusion of the incremental potential common shares is antidilutive.

3. MEMBERS' EQUITY AND TRANSACTIONS

   On March 12, 1999, the Company entered into a management agreement (the "Management Agreement") with Mr. Yager to act as the Manager of Illinois PCS, LLC. The Management Agreement entitled Mr. Yager to a cash bonus equal to 2.5% of the fair market value of the Company in the event of a Transfer (as defined in the Management Agreement) of all or substantially all of the assets of the Company, or 2.5% of the fair market value of any transferred interests in the Company, in excess of the applicable member's cumulative contributions. Effective as of February 29, 2000, Mr. Yager and the Company agreed to terminate the Management Agreement, and in exchange therefor Mr. Yager received a 1.5% ownership interest in Illinois PCS, LLC. In addition, the Company agreed to pay the withholding tax obligation arising by reason of the issuance of the 1.5% ownership interest to Mr. Yager, and the federal and state taxes on the issuance of the ownership interest and payment of the withholding tax obligation. Based upon the expected offering

                               ILLINOIS PCS, LLC
price of the initial public offering as determined on April 24, 2000, the Company recorded non-cash compensation expense of approximately $8,480,000 related to the ownership interest granted and recorded general and administrative expense of approximately $1,567,000 related to taxes to be paid by the Company on behalf of Mr. Yager. In addition, the Company granted a bonus of $400,000 on March 7, 2000 to Mr. Yager.

   On March 8, 2000, the Company entered into an amendment to the Sprint PCS agreements to expand its service area to include 20 BTAs located in Michigan, Iowa and Nebraska (the "Expansion"). In connection with the Expansion, the Company agreed to purchase certain network assets under construction in three BTAs in Michigan, for a purchase price to be determined on the closing date based upon the assets to be purchased and the stage of completion of those assets as of the closing date. In addition, in connection with the Expansion, the Company was granted an option, exercisable by the Company at any time prior to January 31, 2001, to add the Iowa City and Cedar Rapids, Iowa BTAs to its service area, for an initial purchase price of $25.2 million escalating monthly to a purchase price of $28.8 million, subject to upward adjustment in the event the number of subscribers significantly increases, if the option is exercised during January 2001. As consideration for the Expansion, in connection with the closing of the sale of the convertible preferred stock discussed below, the Company issued Sprint PCS a warrant to acquire 1,151,938 shares of common stock of the Company on July 12, 2000 at an exercise price of $4.95 per share. The fair value of the warrants, as determined using the Black-Scholes model, was approximately $9,147,000 and will be recorded as an intangible asset and amortized over a life of 20 years. The fair value of the warrants was calculated using the following assumptions:

   (1) risk free interest rate of 6.35%;

   (2) stock price based on a planned initial public offering;

   (3) dividend yield of 0%;

   (4) life of 7 years; and

   (5) volatility of 40%.

   Also, on July 12, 2000 the Company purchased the assets under construction in Michigan from Sprint PCS for approximately $12.7 million. The Company is in the process of determining the purchase price allocation which will be based on the fair value of the assets acquired with any excess amount over fair value being allocated to an intangible asset.

   The members contributed $6.5 million during the three-month period ended March 31, 2000 raising the inception to date members' contribution to a total of $20.0 million.

   On May 5, 2000, the Board of Directors of iPCS, Inc. approved the 2000 Long Term Incentive Stock Plan. Under the plan, the Company may grant stock options, stock appreciation rights, shares of common stock and performance units to employees, consultants and directors. The total number of

                             ILLINOIS PCS, LLC
shares of common stock that can be awarded under the plan is 6,500,000 shares, which will be increased on December 31 of each year beginning on December 31, 2000 by a number of shares equal to 1% of the number of shares then outstanding, up to maximum of 8,000,000. On July 12, 2000, the Board of Directors granted options to members of management, employees and directors to acquire 1,558,750 shares of iPCS, Inc.'s common stock with an exercise price of $5.50 per share. Based upon the expected offering price of a planned initial public offering, the Company will recognize compensation expense of approximately $8,300,000 over the vesting period of the options.

   Contemporaneously with the issuance of the 300,000 units discussed in Note 4, the Company issued to an investor group 9,090,909 shares of Series A-1 convertible participating preferred stock ("Series A-1 preferred stock") at a purchase price of $5.50 per share, yielding gross proceeds of $50 million. Each share of Series A-1 preferred stock is convertible into one share of common stock. In addition, the investor group has agreed to purchase 14,000,000 shares of Series A-2 preferred stock at a purchase price of $5.00 per share, subject to certain conditions, unless the Company completes an initial public offering yielding gross proceeds of $30 million or more prior to December 31, 2000.

   The holders of Series A-1 preferred stock have conversion rights and voting rights of common shareholders on an as-converted basis. Each share of Series A-1 preferred stock shall automatically convert into common stock under certain conditions including a public offering of securities with gross proceeds of $50 million with a minimum return to the Series A-1 preferred stockholders. In the event that the Company has not completed an initial public offering of common stock or consummated a business transaction meeting certain criteria by the fifth anniversary of the investment, the investor group has the right to request the Company to repurchase the Series A-1 preferred stock at fair market value, unless the Company's Board of Directors determines, in its sole discretion, that it is not in the Company's best interests to do so, whereupon the investor group would have the right to force a sale of the Company subject to the rights of Sprint and Sprint PCS under the Sprint PCS Agreements. The Series A-1 preferred stock has a mandatory redemption for cash at an amount equal to the stated value plus accrued dividends on July 12, 2011.

   The Company allocated the entire net proceeds received from the issuance of Series A-1 preferred stock of $47,100,000 to the beneficial conversion feature on the issuance of Series A-1 preferred stock. The beneficial conversion feature was calculated at the issuance date of the Series A-1 preferred stock based on the difference between the conversion price of $5.50 per share and estimated fair market value of the common stock at that date. This amount, however, was limited to the proceeds received from issuing the beneficial convertible security. As the Series A-1 preferred stock was immediately convertible, the Company also recorded accretion of $47,100,000 to additional paid-in capital.

4. DEBT

   On July 12, 2000, the Company issued 300,000 units consisting of 14% senior discount notes due July 15, 2010 (the "Notes") and warrants to purchase 2,982,699 shares of common stock. The Notes were issued at a substantial discount such that the Company received gross proceeds of

                             ILLINOIS PCS, LLC
approximately $152.3 million. Cash interest on the Notes will not be payable until January 15, 2006. Prior to the accrual of cash interest, the principal amount of the Notes will accrete at a rate of 14% per annum, compounded semi-annually, to an aggregate principal amount of $300 million at July 15, 2005. On that date, the Notes will accrue cash interest at the rate of 14% per year and the Company will be required to pay the accrued interest beginning January 15, 2006, and on each January 15 and July 15 thereafter.

   The Notes are a general unsecured obligation, subordinated in right of payment to all senior debt, including all obligations under the credit facility. The Notes Indenture contains covenants which restrict the Company's ability to incur additional indebtedness, pay dividends, merge, dispose of its assets, and certain other matters as defined in the Indenture. During the first 36 months, the Company may redeem up to 35% of the accreted value at a redemption price of 114% with the net cash proceeds of one or more equity offerings excluding the first $70 million of equity offerings. After July 15, 2005, the Notes may be redeemed at a price of 107% beginning in 2005, 105% beginning in 2006, 102% beginning in 2007 and 100% thereafter. The Company is obligated to file an exchange offer registration statement on or before October 10, 2000 covering the exchange of the Notes for registered notes. If the Company fails to consummate the exchange offer, the Company is required to pay liquidated damages of $.05 per week per $1,000 for a period of 90 days, increasing $.05 per week for each subsequent 90 day period until a maximum amount equal to $.50 per $1,000 in principal amount of the Notes.

   The Company allocated approximately $24.8 million to the fair value of the warrants, as determined by using the Black-Scholes model, and recorded a discount on the Notes, which will be recognized as interest expense over the period from date of issuance to the maturity date.

   The fair value of the warrants was calculated using the following assumptions:

  (1) risk free interest rate of 6.35%;

  (2) stock price based on a planned initial public offering;

  (3) dividend yield of 0%;

  (4) life of 10 years; and

  (5) volatility of 40%.

   On June 27, 2000, the Company received from Toronto Dominion, Inc. and GE Capital a commitment for a $140 million senior secured credit facility ("credit facility") to replace the Nortel Credit Facility which was repaid in full with the proceeds from the issuance of the Notes. The amended and restated credit facility was finalized and executed on July 12, 2000. The credit facility permits the Company to borrow up to $140 million through two tranches (Tranche A--$90 million and Tranche B--$50 million) upon the Company meeting certain conditions, including a sale of equity securities with gross proceeds of at least an additional $70.0 million. The credit facility contains certain financial ratios and other financial conditions similar to the Nortel Credit Facility and is collateralized by all of the Company's assets and assignment of the Sprint PCS Agreements.

5. AGREEMENT WITH AMERICAN TOWER

   During the three-month period ended March 31, 2000, eight towers were sold to American Tower for $2.0 million in cash, resulting in a gain of approximately $736,000, which is being amortized as a reduction to rental expense over the initial lease term of ten years. At March 31, 2000, a total of twenty-six towers have been sold to American Tower.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

            , 2000

                     8,333,333 Shares of Common Stock

                               ----------------

                               PROSPECTUS

                               ----------------

                         Donaldson, Lufkin & Jenrette

                           Bear, Stearns & Co. Inc.

                         The Robinson-Humphrey Company

                                DLJdirect Inc.



-------------------------------------------------------------------------------

Until               (25 days after the date of this prospectus), all dealers
that effect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter in this offering or when selling previously unsold allotments or subscriptions.
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities to be registered. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

      Securities and Exchange Commission registration fee............ $   43,915
      National Association of Securities Dealers, Inc. filing fee....     17,135
      Nasdaq National Market listing fees............................     95,000
      Printing and engraving expenses................................    400,000
      Legal fees and expenses........................................    500,000
      Accounting fees and expenses...................................    300,000
      Transfer agent and registrar fees..............................     15,000
      Miscellaneous expenses.........................................    128,950
                                                                      ----------
        Total........................................................ $1,500,000
                                                                      ==========

---------------------
   *To be supplied by amendment

Item 14. Indemnification of Directors and Officers

   The Certificate of Incorporation of iPCS, Inc. ("iPCS") provides that the liability of the directors of iPCS to iPCS or any of its stockholders for monetary damages arising from acts or omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the laws of Delaware or any other applicable law. This limitation does not apply with respect to any action in which a director would be liable under Section 174 of the General Corporation Law of the State of Delaware nor does it apply with respect to any liability in which a director:

  . breached his duty of loyalty to iPCS or its stockholders;

  . did not act in good faith or, in failing to act, did not act in good faith;

  . acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

  . derived an improper personal benefit.

   iPCS's Certificate of Incorporation provides that iPCS shall indemnify its directors, officers and employees and former directors, officers and employees to the fullest extent permitted by the laws of Delaware or any other applicable law. Pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware, iPCS has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of iPCS) by reason of the fact that he is or was a director, officer, employee or agent of iPCS, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of iPCS and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

   The power to indemnify applies to actions brought by or in the right of iPCS as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

   The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

   Reference is made to the Form of Underwriting Agreement, to be filed as
Exhibit 1.1 to this registration statement, which provides for indemnification by the Underwriters under certain circumstances of the directors and officers of iPCS signing the registration statement and certain controlling persons of iPCS against certain liabilities, including those arising under the Securities Act.

   iPCS has directors' and officers' liability insurance covering its directors and officers.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling iPCS pursuant to the foregoing provisions, iPCS has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

   iPCS, Inc., a Delaware corporation ("iPCS") was formed on March 7, 2000. It has no assets and has not issued any shares of common stock. Immediately prior to the closing of this initial public offering, Illinois PCS, LLC will become a wholly owned subsidiary of iPCS, Inc. as described in the prospectus. In connection with this reorganization into a holding company structure, iPCS will issue unregistered shares of common stock to the owners of Illinois PCS, LLC in exchange for their limited liability company membership interests of Illinois PCS, LLC.

   The persons to receive iPCS common stock in connection with the reorganization, the consideration to be received by iPCS for such common stock and the number of shares of common stock to be received are set forth in the table below.

                       Commencement of the Reorganization

                                                 Number of      Percentage of
                                                 Shares of   Membership Interest
                                                    our          Received in
                                 Nature of      Common Stock  Exchange for our
Party Receiving Securities     Consideration    to be Issued  Common Stock (1)
Geneseo Communications,
 Inc......................  Membership Interest  15,468,809         34.5%

Cambridge Telcom, Inc.....  Membership Interest  13,258,979         29.6%

Cass Communications
 Management, Inc..........  Membership Interest   4,419,660          9.9%

Technology Group, LLC.....  Membership Interest   4,419,660          9.9%

Montrose Mutual PCS, Inc..  Membership Interest   4,419,660          9.9%

Gridley Enterprises, Inc..  Membership Interest   2,209,830          4.9%

Timothy M. Yager..........  Membership Interest     673,045          1.5%

---------------------
(1) Exceeds 100% because of rounding.

   None of the foregoing transactions will involve any public offering, and issuances of securities in connection with such transactions will be made in reliance on Section 4(2) under the Securities Act of 1933 (the "Act") and/or Regulation D promulgated under the Act. These sales were made without general solicitation or advertising. The recipients in each such transaction represented their intention to acquire the securities for investment only and not with a view to sell or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationship with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits:

                             INDEX TO EXHIBITS

      Exhibit
      Number                          Exhibit Title
     1.1*      --Form of Underwriting Agreement.

     2.1*      --Contribution Agreement dated as of July 12, 2000 by and
                among iPCS, Inc. and members of Illinois PCS, LLC.

     3.1* --Amended and Restated Certificate of Incorporation of iPCS, Inc. as amended.

     3.2*      --Amended and Restated Bylaws of iPCS, Inc.

     3.3*      --Certificate of Designations of the Series A-1
                Convertible Participating Preferred Stock

     4.1*      --Specimen Common Stock Certificate.

     4.2*      --14% Senior Discount Notes due 2010 Indenture dated as of
                July 14, 2000 by and among, iPCS Equipment, Inc. and iPCS
                Wireless, Inc. as Guarantors and CTC Illinois Trust
                Company, as trustee.

     5.1*      --Form of opinion of Mayer, Brown & Platt, regarding
                legality of the Common Stock being issued.


  Exhibit
  Number         Exhibit Title
  -------        -------------
 10.1*     --Sprint PCS Management
            Agreement, as amended,
            dated as of January 22,
            1999 by and between
            Sprint Spectrum, LP,
            SprintCom, Inc.,
            WirelessCo, LP and
            Illinois PCS, LLC, as
            amended by Addendum I,
            Addendum II, Amended
            and Restated Addendum
            III and Addendum IV
            thereto.

 10.2*     --Sprint PCS Services
            Agreement dated as of
            January 22, 1999 by and
            between Sprint
            Spectrum, LP and
            Illinois PCS, LLC.

 10.3*     --Sprint Trademark and
            Service Mark License
            Agreement dated as of
            January 22, 1999 by and
            between Sprint
            Communications Company,
            LP and Illinois PCS,
            LLP.

 10.4*     --Sprint Spectrum
            Trademark and Service
            Mark License Agreement
            dated as of January 22,
            1999 by and between
            Sprint Spectrum, LP and
            Illinois PCS, LLP.

 10.5*     --Amended and Restated
            Consent and Agreement
            dated as of July 12,
            2000 by and between
            Sprint Spectrum, LP,
            SprintCom, Inc., Sprint
            Communications Company,
            LP, WirelessCo, LP, and
            Toronto Dominion
            (Texas), Inc. and the
            lenders party thereto.

 10.6*     --Amended and Restated
            Credit Agreement dated
            as of July 12, 2000 by
            and between iPCS
            Wireless, Inc., as
            borrower, iPCS, Inc.
            and iPCS Equipment,
            Inc. as Guarantors, the
            lenders named therein,
            Toronto Dominion (Texas),
            Inc., as administrative
            agent, and GE Capital
            Corporation, for a
            $  140.0 million credit
            facility.

 10.7*     --iPCS, Inc. 2000 Long
            Term Incentive Plan.

 10.8*     --Amended and Restated
            Employment Agreement
            effective as of July 1,
            2000 by and between
            iPCS, Inc. and Timothy
            M. Yager.

 10.9*     --Amended and Restated
            Employment Agreement
            effective as of July 1,
            2000 by and between
            iPCS, Inc. and William
            W. King, Jr.

 10.10*    --Warrant for the
            Purchase of shares of
            Common Stock dated as
            of July 12, 2000 by and
            between Sprint Spectrum
            L.P. and iPCS, Inc.

 10.11*    --Agreement Regarding
            Construction, Sale and
            Leaseback of Towers
            dated as of May 28,
            1999 by and between
            American Tower
            Corporation and
            Illinois PCS, LLC.

 10.12**   --Lease dated as of June
            1, 1999 by and between
            Gridley Enterprises,
            Inc. and Illinois PCS,
            LLC.

 10.13*    --Amended and Restated
            Employment Agreement
            effective as of July 1,
            2000 by and between
            iPCS, Inc. and Leroy R.
            Horsman.

 10.14*    --Amended and Restated
            Employment Agreement
            effective as of July 1,
            2000 by and between
            iPCS, Inc. and Jeffrey
            Pinegar.

 10.15*    --Amended and Restated
            Employment Agreement
            effective as of July 1,
            2000 by and between
            iPCS, Inc. and Linda K.
            Wokoun.


  Exhibit
  Number         Exhibit Title
  -------        -------------
 10.16*    --Amended and Restated
            Employment Agreement
            effective as of July 1,
            2000 by and between
            iPCS, Inc. and Stebbins
            B. Chandor, Jr.

 10.17*    --Amended and Restated
            Employment Agreement
            effective as of July 1,
            2000 by and between
            iPCS, Inc. and Anthony
            R. Muscato.

 10.18*    --Purchase Agreement
            dated as of July 12,
            2000 for 14% Senior
            Discount Notes Due 2010

 10.19*    --Employment Agreement
            effective as of July 1,
            2000 by and between
            iPCS, Inc. and Patricia
            M. Greteman.

 10.20*    --CDMA 1900 SprintCom
            Additional Affiliate
            Supply Agreement
            between Illinois PCS,
            L.L.C. and Nortel
            Networks Inc.

 10.21*    --Amendment No. 1 to
            1900 CDMA Additional
            Affiliate Supply
            Agreement between
            Illinois PCS, LLC and
            Nortel Networks Inc.

 10.22*    --Warrant Registration
            Rights Agreement

 10.23*    --Warrant Agreement

 10.24*    --A/B Exchange
            Registration Rights
            Agreement

 10.25*    --Global Notes

 10.26*    --Global Warrants

 21.1*     --Subsidiaries of iPCS,
            Inc.

 23.1      --Consent of Deloitte &
            Touche, LLP.

 23.2      --Consent of Mayer,
            Brown & Platt
            (contained in legal
            opinion filed as
            Exhibit 5.1).

 24.1      --Powers of Attorney
            (set forth on the
            signature page hereto).

 27.1*     --Financial Data
            Schedule.

---------------------
   *to be filed by amendment.

  **previously filed.

   (b) Financial Statement Schedules:

     No financial statement schedules are filed because the required information is not applicable or is included in the financial statements or related notes.

Item 17. Undertakings

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by iPCS pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 19th day of July, 2000.

                                          iPCS, INC.

                                                 /s/ Timothy M. Yager
                                          By: _________________________________
                                                     Timothy M. Yager
                                            President, Chief Executive Officer
                                                       and Director

                Name                             Title                    Date
                ----                             -----                    ----

      /s/ Timothy M. Yager            President, Chief Executive     July 19, 2000
____________________________________ Officer (Principal Executive
          Timothy M. Yager               Officer) and Director

  /s/ Stebbins B. Chandor, Jr.       Senior Vice President, Chief    July 19, 2000
____________________________________       Financial Officer
      Stebbins B. Chandor, Jr.          (Principal Financial and
                                          Accounting Officer)

   /s/ William W. King, Jr.*           Vice President, Strategic     July 19, 2000
____________________________________     Planning and Director
        William W. King, Jr.

     /s/ Alan C. Anderson*                     Director              July 19, 2000
____________________________________
          Alan C. Anderson

      /s/ Donald L. Bell*                      Director              July 19, 2000
____________________________________
           Donald L. Bell
     /s/ Brian J. Gernant*                     Director              July 19, 2000
____________________________________
          Brian J. Gernant

    /s/ Robert W. Schwartz*                    Director              July 19, 2000
____________________________________
         Robert W. Schwartz
    /s/ George Patrick Tays*                   Director              July 19, 2000
____________________________________
        George Patrick Tays

   Timothy M. Yager, by signing his name hereto, does sign and execute this second amendment to the registration statement on behalf of each of the above-named officers and directors of the registrant on this 19th day of July, 2000, pursuant to powers of attorneys executed on behalf of each of such officers and directors and previously filed with the Securities and Exchange Commission.

                                                 /s/ Timothy M. Yager
                                         *By: _________________________________
                                                     Timothy M. Yager
                                                     Attorney-in-Fact

                               INDEX TO EXHIBITS

  Exhibit
  Number                               Exhibit Title
  1.1*     --Form of Underwriting Agreement.

  2.1*     --Contribution Agreement dated as of July 12, 2000 by and among
            iPCS, Inc. and members of Illinois PCS, LLC.

  3.1* --Amended and Restated Certificate of Incorporation of iPCS, Inc. as amended.

  3.2*     --Amended and Restated Bylaws of iPCS, Inc.

  3.3*     --Certificate of Designations of the Series A-1 Convertible
            Participating Preferred Stock

  4.1*     --Specimen Common Stock Certificate.

  4.2*     --14% Senior Discount Notes due 2010 Indenture dated as of July 14,
            2000 by and among, iPCS Equipment, Inc. and iPCS Wireless, Inc. as
            Guarantors and CTC Illinois Trust Company, as trustee.

  5.1*     --Form of opinion of Mayer, Brown & Platt, regarding legality of the
            Common Stock being issued.

 10.1*     --Sprint PCS Management Agreement, as amended, dated as of January
            22, 1999 by and between Sprint Spectrum, LP, SprintCom, Inc.,
            WirelessCo, LP and Illinois PCS, LLC, as amended by Addendum I,
            Addendum II, Amended and Restated Addendum III and Addendum IV
            thereto.

 10.2*     --Sprint PCS Services Agreement dated as of January 22, 1999 by and between Sprint Spectrum, LP and Illinois PCS, LLC.

 10.3*     --Sprint Trademark and Service Mark License Agreement dated as of
            January 22, 1999 by and between Sprint Communications Company, LP and Illinois PCS, LLP.

 10.4*     --Sprint Spectrum Trademark and Service Mark License Agreement dated as of January 22, 1999 by and between Sprint Spectrum, LP and
            Illinois PCS, LLP.

 10.5*     -- Amended and Restated Consent and Agreement dated as of July 12,
            2000 by and between Sprint Spectrum, LP, SprintCom, Inc., Sprint
            Communications Company, LP, WirelessCo, LP, and Toronto Dominion
            (Texas), Inc. and the lenders party thereto.

 10.6*     --Amended and Restated Credit Agreement dated as of July 12, 2000 by and between iPCS Wireless, Inc., as borrower, iPCS, Inc. and iPCS
            Equipment, Inc. as Guarantors, the lenders named therein, Toronto
            Dominion (Texas),
            Inc., as administrative agent, and GE Capital Corporation, for a
            $                                    140.0 million credit facility.

 10.7*     --iPCS, Inc. 2000 Long Term Incentive Plan.

 10.8*     --Amended and Restated Employment Agreement effective as of July 1,
            2000 by and between iPCS, Inc. and Timothy M. Yager.

 10.9*     --Amended and Restated Employment Agreement effective as of July 1,
            2000 by and between iPCS, Inc. and William W. King, Jr.

  Exhibit
  Number                               Exhibit Title
 10.10*    --Warrant for the Purchase of shares of Common Stock dated as of
            July 12, 2000 by and between Sprint Spectrum L.P. and iPCS, Inc.

 10.11*    --Agreement Regarding Construction, Sale and Leaseback of Towers
            dated as of May 28, 1999 by and between American Tower Corporation and Illinois PCS, LLC.

 10.12**   --Lease dated as of June 1, 1999 by and between Gridley Enterprises,
            Inc. and Illinois PCS, LLC.

 10.13*    --Amended and Restated Employment Agreement effective as of July 1,
            2000 by and between iPCS, Inc. and Leroy R. Horsman.

 10.14*    --Amended and Restated Employment Agreement effective as of July 1,
            2000 by and between iPCS, Inc. and Jeffrey Pinegar.

 10.15*    --Amended and Restated Employment Agreement effective as of July 1,
            2000 by and between iPCS, Inc. and Linda K. Wokoun.

 10.16*    --Amended and Restated Employment Agreement effective as of July 1,
            2000 by and between iPCS, Inc. and Stebbins B. Chandor, Jr.

 10.17*    --Amended and Restated Employment Agreement effective as of July 1,
            2000 by and between iPCS, Inc. and Anthony R. Muscato.

 10.18*    --Purchase Agreement dated as of July 12, 2000 for 14% Senior
            Discount Notes Due 2010

 10.19*    --Employment Agreement effective as of July 1, 2000 by and between
            iPCS, Inc. and Patricia M. Greteman.

 10.20*    --CDMA 1900 SprintCom Additional Affiliate Supply Agreement between
            Illinois PCS, L.L.C. and Nortel Networks Inc.

 10.21*    --Amendment No. 1 to 1900 CDMA Additional Affiliate Supply Agreement
            between Illinois PCS, LLC and Nortel Networks Inc.

 10.22*    --Warrant Registration Rights Agreement

 10.23*    --Warrant Agreement

 10.24*    --A/B Exchange Registration Rights Agreement

 10.25*    --Global Notes

 10.26*    --Global Warrants

 21.1*     --Subsidiaries of iPCS, Inc.

 23.1      --Consent of Deloitte & Touche, LLP.

 23.2      --Consent of Mayer, Brown & Platt (contained in legal opinion filed as Exhibit 5.1).

 24.1      --Powers of Attorney (set forth on the signature page hereto).

 27.1*     --Financial Data Schedule.

---------------------
   *to be filed by amendment.

  **previously filed.

                                       2